Origin energy



15 September 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA


SEC MAIL PROCESSING
RECEIVED
NOV 0 1 2006
WASH, D.C.
213
SECTION

SUPPL

Dear Sir/Madam

ISSUER: **ORIGIN ENERGY LIMITED**
FILE NO: **082-34934**

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 15 September 2006 to 30 October 2006. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

PROCESSED
NOV 0 7 2006
THOMSON
FINANCIAL

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

Origin energy


SEC MAIL PROCESSING
RECEIVED
NOV 0 1 2006
WASH D.C.
SECTION

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	15 September 2006
From	Bill Hundy	Pages	3
Subject	**APPENDIX 3Y NOTICE**		

Please find attached an Appendix 3Y - Change of Director's Interest Notice for:

- G A King

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grant A King
Date of last notice	21 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Austrust G A King Private Superannuation Fund • Fabco Investments Pty Limited
Date of change	11 September 2006 – Options Issue 14 September 2006 – Options Exercise & Share Sale
No. of securities held prior to change	33,556 Ordinary Fully Paid Shares held directly 211,213 Ordinary Fully Paid Shares held indirectly 2,250,000 Origin Energy Limited Options held directly
Class	Options Ordinary Shares
Number acquired	500,000 Options (Options Issue) 500,000 Ordinary Shares (Options Exercise)
Number disposed	450,000 Ordinary Shares

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	500,000 Options issued with an exercise price of $6.50 expiring 11 September 2011 500,000 Options exercised – exercise price $3.036826 per share 450,000 shares sold @ $6.308 per share
No. of securities held after change	33,556 Ordinary Fully Paid Shares held directly 261,213 Ordinary Fully Paid Shares held indirectly 2,250,000 Origin Energy Limited Options held directly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of options pursuant to the rules of the Origin Energy Senior Executive Option Plan. Shares issued and sold on market following the exercise of options under the Senior Executive Option Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office		1300 300 201
Company	Australian Stock Exchange Limited	Date	19 September 2006
From	Bill Hundy	Pages	3
Subject	MEDIA RELEASE		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

For your information, please find attached a media release entitled "Queensland Government welcomes Spring Gully power station assessment".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX/Media Release

19 September 2006

Queensland Government welcomes Spring Gully power station assessment

Origin Energy Power Limited ('Origin') has received advice from the Queensland Government's Co-ordinator General that the Spring Gully Power Station be approved to proceed.

The announcement was confirmed today by Queensland Deputy Premier and Minister for Infrastructure, Anna Bligh, who welcomed the Co-ordinator General's recommendation on the proposed development of a nominal 1,000MW coal seam gas fired power station to be collocated at Origin's Spring Gully Coal Seam Gas Plant, 80 km north of Roma.

The Co-ordinator General's recommendation is a precursor to receiving a final approval for the power station in the form of a development approval from Bungil Shire.

The recommendation comes as the culmination of more than two years of project development and consultation. Origin has been present in the central Queensland region for more than 30 years, most recently as a result of the development and operation of its coal seam gas development at Spring Gully where over $314 million has been committed.

"Securing Government support is an essential step in the project's evolution. Once development approval is received for the project, the next milestones will be securing costs for a plant design that meets the requirements set out in the development approval, followed by a decision by the Board of Origin Energy whether or not to proceed to construction of the power station," said Origin's Managing Director, Grant King.

The Origin Board will consider the future of the Project in the March quarter of 2007.

Should the power station proceed and be fully developed it would represent Origin's single largest investment in Queensland and would bring Origin's total investment in Queensland to over $1,800 million since the company listed in 2000.

"We're very pleased with this recommendation from the Co-ordinator General, confirming that we have met the environmental and consultative requirements necessary for the project to proceed. We believe the project has the potential to result in significant benefit for the local region, Queensland and the national electricity market," Mr King said.

"We would particularly like to thank the landowners, local shire council and government authorities who have assisted us over the past two years to develop a power station concept that satisfies these requirements. We look forward to continuing to work with those stakeholders as the project progresses," Mr King said.

Once development approval is obtained and Origin decides to proceed, construction would take a further two and a half years - in time to meet the currently forecast demand for extra electricity generation capacity. The project is expected to be constructed in two 500MW stages.

Origin Energy Limited ABN 30 000 051 696 • Level 21 Melbourne Central 360 Elizabeth Street Melbourne VIC 3000
GPO Box 186 Melbourne VIC 3001 • Telephone (03) 9652 5555 • Facsimile (03) 9652 5536 • www.originenergy.com.au

Origin energy

For further information, please contact:

For Media

Wayne Gregory
National Manager Public Affairs
Ph: 03 9652 5886
Mobile: 0419 587 375

For Investors

Gary Stanford
Executive General Manager, Corporate Development
Ph: 02 8345 5105
Mobile: 0419 519 257

About Origin Energy - With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy supplies energy to more than 2.1 million Australian homes and businesses and employs over 3,200 people.

Origin in Queensland at a glance:

- *Has invested over $800 million in oil and gas production, exploration and power generation since 2000*
- *Employs 620 Queenslanders in its oil and gas and LPG businesses*
- *National head office for the Exploration, oil and gas production and LPG business*
- *Owns and operates the Spring Gully Gas Plant in Central Queensland where by September 2007 it will have invested over $314m*
- *Is the leading producer of coal seam gas in Queensland supplying over 30% of Queensland's natural gas needs and has an active exploration program drilling to secure additional reserves.*
- *Owns and operates the Roma and Mt Stuart Power Stations*
- *Manages over 2,600km of gas distribution pipelines*
- *Retails natural gas to over 89,000 customers*
- *Supplies 113,000 customers with LPG across Queensland*
- *Seeking approval for a 1,000MW power station at Spring Gully, near Roma*



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/09/2006

TIME: 14:04:50

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 12 Oil Development Well Commences

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	20 September 2006
From	Bill Hundy	Pages	2
Subject	**HOVEA 12 OIL DEVELOPMENT WELL COMMENCES ONSHORE PERTH BASIN, WESTERN AUSTRALIA**		

Please find attached a report regarding the commencement of the Hovea 12 Oil Development Well, onshore Perth Basin, Western Australia.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

20 September 2006

Hovea 12 Oil Development Well Commences Onshore Perth Basin, Western Australia

Origin Energy Limited advises that operations at the oil development well Hovea 12, operated by ARC Energy Limited and located in the onshore Perth Basin L1 permit, commenced at 21:00 hours WST on Tuesday, 19 September, using the Century 18 drilling rig. Operation at 06:00 hours WST today was drilling ahead at 233 metres measured depth.

Hovea 12 is located approximately 16 kilometres east-southeast of the township of Dongara. The primary target is the Late Permian Dongara Sandstone, the main oil-producing reservoir in the Jingemia, Hovea and Eremia fields.

Hovea 12 is designed to intersect the Dongara Sandstone as near to the structural crest of the Hovea oil field as possible, which may be up to 20 metres updip from existing Hovea wells. Hovea 12 is being drilled directionally and is prognosed to intersect the top of the Dongara Sandstone at approximately 2,274 metres measured depth at a subsurface location approximately 1,090 metres north of the surface location.

Surface co-ordinates for the Hovea 12 drilling location are as follows:

Latitude: 29° 19' 06.96" S
Longitude: 115° 02' 33.15" E

The well has a planned total depth of approximately 2,476 metres measured depth and is expected to take 24 days to drill.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields) and Hovea 12 are:

Origin Energy Developments Pty Ltd*	50.00%
ARC Energy Ltd (Operator)	50.00%

* A wholly owned subsidiary of Origin Energy Limited

For further information contact:

Paul Zealand
General Manager – Oil and Gas Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/09/2006

TIME: 09:30:56

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy:Relinquishment ofPetroleum Exploration Permit

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	29 September 2006
From	Bill Hundy	Pages	2

Subject **CONTACT ENERGY - RELINQUISHMENT OF PETROLEUM EXPLORATION PERMIT**

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

CONTACT

27 September 2006

Contact relinquishes petroleum exploration permit

Contact Energy announced today that it has decided to relinquish its interest in petroleum exploration permit PEP38493, in the offshore Taranaki Basin. The permit was awarded in 2004.

Contact purchased existing data over the permit and shot its own seismic data over the permit area early in 2006.

Following detailed analysis of seismic and other data, Contact has decided not to proceed to the next step of drilling a well.

The permit will therefore be returned to the Crown.

The decision to relinquish the permit will have no financial impact on Contact, as the historical costs associated with the permit were written off as incurred.

Contact Chief Executive, David Baldwin, said the company remained focused on securing a stable, long-term supply of natural gas. He said the return of this permit would not prevent Contact from looking at future upstream opportunities.

For more information:

Jonathan Hill
Corporate Communications
04 462 1285


contact

notice of annual meeting

for the year ended 30 June 2006

Notice is given that the 2006 Annual Meeting of shareholders of Contact Energy Limited ("Contact" or the "company") will be held at the Newmarket Room, Ellerslie Event Centre, Ellerslie Racecourse, 80-100 Ascot Avenue, Greenlane, Auckland, New Zealand at 10.30am (New Zealand Daylight Saving Time) on Thursday, 19 October 2006.



notice of annual meeting

A. Chairman's Introduction

B. Chief Executive Officer's Review

Shareholder Proposals

C. Resolutions 1 to 8: Ordinary Resolutions (details of the Shareholder Proposals and the Board of Directors' responses are set out later in this notice)

To consider and, if thought fit, to pass the following ordinary resolutions:

Removal of Independent Directors from office

That:

1. *"Mr P. Pryke be removed from office as a director of Contact Energy Limited."*
2. *"Mr T. Saunders be removed from office as a director of Contact Energy Limited."*
3. *"Mr J. Milne be removed from office as a director of Contact Energy Limited."*

Arrangements with Origin Energy

4. *"That any arrangement in existence between the current Chief Executive and Origin Energy be terminated, or, if the Company is unable to effect that termination, that the Chief Executive be replaced as soon as is practicable with a new Chief Executive who does not have any arrangement with Origin Energy."*
5. *"That the Company in future not place anyone in the role of Chief Executive who has any arrangement with Origin Energy, while it is the largest shareholder in the Company."*
6. *"That the Company establish a committee comprising the independent directors, the Chief Executive (if the Chief Executive does not have any arrangement with Origin Energy) and any other senior executives who may be required from time to time, to provide a forum in which Directors can discuss, in the absence of Origin Energy-nominated Directors, matters relating to ongoing or proposed relationships with Origin and that that committee be authorised, without the need for Board approval, to make public statements with respect to those relationships."*

Costs associated with merger proposal

7. *"That Contact Energy Ltd attempt, by all means possible, to recover from Origin Energy the $8.6 million dollars cost to Contact shareholders of the recent attempt by Origin to gain further control of Contact."*
8. *"That until such time as the $8.6 million dollars cost of the abandoned "merger" is recovered, directors fees payable by Contact be reduced by $500,000 dollars per annum."*

Business

D. Financial Statements

In relation to Contact's Annual Report for the year ended 30 June 2006, to receive Contact's Financial Statements for that period, and the auditors' report on those Financial Statements.

E. Shareholder Questions (explanatory notes relating to this matter are set out later in this notice)

Consideration of any shareholder questions submitted prior to the Annual Meeting.

F. Resolutions 9-11: Ordinary Resolutions (explanatory notes relating to these resolutions are set out later in this notice)

To consider and, if thought fit, to pass the following ordinary resolutions:

Auditors

9. That Contact's Board of Directors be authorised to fix the auditors' remuneration.

Re-Election of Directors

10. That Grant King be re-elected as a director of Contact.
11. That Bruce Beeren be re-elected as a director of Contact.

G. Resolution 12: Special Resolution (explanatory notes relating to this resolution are set out later in this notice)

To consider and, if thought fit, to pass the following special resolution:

Adoption of New Constitution

12. That the constitution tabled at the meeting, and signed by the Chairman of the meeting for the purpose of identification, be and is hereby adopted as the constitution of the company, in substitution for the present constitution of the company.

An ordinary resolution is a resolution that is approved by a simple majority of the votes of those shareholders entitled to vote and voting on the resolution. A special resolution is a resolution that is approved by a majority of 75% of the votes of those shareholders entitled to vote and voting on the resolution.

Light food and refreshments will be served at the conclusion of the meeting.

Eligibility to vote

Any shareholder whose name is recorded in the Contact Energy Limited share register at 10.30am (New Zealand time) on Tuesday 17 October 2006 is entitled to attend the Annual Meeting and vote either in person or may appoint a proxy or corporate representative (in the case of a corporate shareholder) to attend and vote instead of that shareholder.

Casting Your Vote

You may cast your vote in one of two ways:

1. Personal attendance

If you wish you can attend the Annual Meeting and vote. You should bring the Voting / Proxy Form enclosed in this pack with you to the meeting as voting will be by way of a poll; or

2. Proxy or corporate representative

If you do not plan to attend the meeting, you can appoint a proxy or corporate representative (if the shareholder is a body corporate) to attend the meeting and vote on your behalf.

The Voting / Proxy Form appointing a proxy or corporate representative must be received by 10.30am (New Zealand time) on 17 October 2006 at Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Private Bag 92119, Auckland 1020, fax (09) 488 8787. A proxy/corporate representative need not be a shareholder of the company.

Please note that it is mandatory to tick one box for each resolution in Part C of the Voting / Proxy Form. If no box is ticked in relation to a resolution, the vote on that resolution will be treated as 'abstain'.

If you do not plan to attend the meeting you should complete the Voting / Proxy Form and return it as soon as possible.

Share registrar

Address details for Contact's share registrar are:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road,
Private Bag 92119, Auckland Mail Centre,
Auckland 1020
Telephone 64 9 488 8777
Facsimile 64 9 488 8787



G King, Chairman, on behalf of the Board of Directors,
7 September 2006

Your Voting / Proxy Form is in the envelope marked "important information enclosed".

explanatory notes

These explanatory notes relate to business items C, E, F and G.

C. RESOLUTIONS 1-8: SHAREHOLDER PROPOSALS

The statements from the shareholder proposing resolutions 1-3, the New Zealand Shareholders' Association Incorporated ("NZSA") of Auckland (PO Box 6310, Wellesley Street, Auckland), the shareholder proposing resolutions 4-6, Trustees Executors Limited of Wellington (PO Box 10519, Wellington) (on behalf of Brook Asset Management Limited) and the shareholder proposing resolutions 7 and 8, Milton Trustee Limited of Auckland (PO Box 10316, Dominion Road, Auckland) are set out in full below. Board statements responding to the statements are also set out below.

Shareholder Statement from the NZSA in support of resolutions 1, 2 and 3

"Consequent on the failure of the Origin offer, which was not supported by shareholders of Contact Energy Limited, the independent directors have demonstrated either

- *an inability to represent the interests of shareholders (in allowing the offer to proceed) or*
- *an inability to communicate effectively with shareholders (in failing to convince shareholders that the offer was acceptable).*

Either one of these failures is fundamental to their position, representing the interests of shareholders. Accordingly, they can not remain."

Board Statement in Response

The Board does not support resolutions 1, 2 or 3.

By way of clarification, the merger proposal was a mutual agreement between the Independent Directors of Contact Energy and the board of Origin Energy. It was not an "offer" from Origin, as suggested by NZSA.

The Board rejects the proposition that the Independent Directors demonstrated an inability to represent the interests of shareholders in allowing the merger proposal to proceed. On the contrary, once the Independent Directors had determined in their opinion that the merger proposal was in the best interests of Contact's shareholders, they had a responsibility to develop the best possible proposal and put it before shareholders.

The Board considers that two events illustrate that the Independent Directors represented the interests of shareholders. First, the increase in Contact's share price after the merger proposal was announced and the subsequent fall in Contact's share price after the merger proposal was terminated illustrates that the merger proposal had merit and therefore was appropriately put forward for consideration. Second, the fact that, when asked, Origin refused to improve the terms of the merger proposal illustrates that the best possible merger proposal terms had been agreed.

The Board also rejects the proposition that the Independent Directors demonstrated an inability to communicate effectively with shareholders in failing to convince them that the merger proposal was acceptable.

The Independent Directors have advised the Board that they were disappointed with the uninformed criticism from the media and from certain stakeholders, notwithstanding the Independent Directors' regular communication with both retail and institutional shareholders and other stakeholders. This environment did not serve the interests of the bulk of Contact's shareholders who deserved a more considered and informed discussion of the issues and opportunities presented by the merger proposal. The Independent Directors consider that such entrenched and oppositional views do not serve the financial markets in New Zealand well. Such an environment also discourages boards from placing value-enhancing opportunities before shareholders for open debate and resolution by shareholders.

Shareholder Statement from Trustees Executors Limited in support of resolutions 4, 5 and 6

"Origin Energy owns 51.4% of Contact. Three of Contact's six directors are Origin appointees including Contact's Chairman who is also the CEO of Origin. This means that if the Origin directors do not agree to the Company taking any step, it will not happen.

The nature of Contact's Chief Executive's employment is that he is seconded from Origin even though he was employed expressly for the Contact CEO role and was not, prior to his Contact appointment, an Origin employee.

Origin is a major prospective supplier of fuels (natural gas) to Contact. Origin has also publicly disclosed that it intends to investigate the construction of electricity generation plant in New Zealand. Origin is therefore not only a major prospective contractual supplier to Contact but also a potential competitor. Origin appointees on the Contact Board are privy to commercially sensitive information that may disadvantage Contact in its dealings with Origin or afford Origin a competitive advantage.

In such circumstances, Origin's board appointees have a conflict of interest, as has the CEO given the nature of his employment arrangements. Minority shareholders therefore need a forum – the proposed independent committee – in which independent directors can consider their interests and can obtain advice from independent executive management, without any Origin influence. The independent committee therefore also needs the involvement of an independent Chief Executive.

It is inappropriate for a supplier and competitor to have such a level of influence over Contact and these measures

are designed to redress that imbalance.

If such measures are thought appropriate for Woodside Energy (an Australian energy company) in relation to Shell, which only has a 34.3% interest in Woodside, then they are even more appropriate for Contact with its controlling shareholder. We further refer shareholders to the Governance regimes put in place by Coca Cola Amatil and Caltex in Australia with respect to related party transactions. We note that Chevron owns 50% of Caltex, yet there is a clear majority of independent directors on the board. This is regrettably not the case at Contact.

It is also important that the committee have the power to issue its own public statements so that the market can obtain an independent view. In circumstances where that view may well differ from that of Origin, if the Origin appointees voted against it, the independent directors would not be able to make any announcement.

Conclusion:

Passing the proposed motions will go some way to ensuring that minority shareholders and the market obtain an independent view of how Origin's actions impact the company and, with the appointment of an independent Chief Executive will ensure that that view is independently informed. Such steps will also ensure that any arrangements to be entered into between Origin and the company are the subject of proper independent analysis by the most senior executive of the company and then to scrutiny by the independent directors."

Board Statement in Response

The Board does not support resolutions 4, 5 or 6.

The Board rejects the proposition that the Chief Executive Officer has an inherent conflict of interest given the nature of his employment arrangements.

The role of Contact Energy's current Chief Executive Officer, David Baldwin, is unequivocal. He has no conflict of interest:

- The terms of his secondment require him to act in the interests of Contact and to report to the Board acting in that capacity.
- His duties, responsibilities and objectives are aligned to the performance of Contact.
- His performance targets are set by the Board of Contact on the recommendation of the Board Remuneration Committee, which currently has a majority of Independent Directors and is chaired by an Independent Director.
- There is no information provided to or from the Origin Energy group solely as a consequence of the Chief Executive Officer's secondment to Contact from Origin.

In addition, the Chief Executive Officer, Directors and management of Contact are all subject to strict protocols regarding information sharing between Contact and Origin, as summarised below.

The Board considers that David Baldwin is a highly qualified and capable chief executive, and is focused on delivering value for the benefit of all shareholders. Given his significant international energy sector experience, the Board was very pleased to have secured his appointment and enabled him to bring his expertise back to New Zealand after some years away.

The Board also rejects the implication that governance deficiencies exist at Contact.

Contact complies with the corporate governance principles set by NZX and the New Zealand Securities Commission. A document summarising Contact's compliance with these principles is included on the company's website **www.contactenergy.co.nz**.

The shareholder suggests that Origin-associated Directors ("Origin Associates") on the Contact Board are privy to commercially sensitive information that may disadvantage Contact in its dealings with Origin or afford Origin a competitive advantage. This is simply not the case. The shareholder appears to have overlooked the fact that Contact has an Independent Directors' Committee (comprising directors who are not associated with Origin Energy). If a conflict arises between Contact and Origin (either in a competitive or co-operative situation), the powers of the Board are delegated to the Independent Directors to ensure that the interests of minority shareholders are protected. That includes Independent Directors providing their assessment of how Origin's actions may impact or benefit Contact.

The shareholder suggests the creation of an additional "independent committee", comprising independent directors and senior management. Given that Contact already has an Independent Directors' Committee, the Board considers this proposal to be unnecessary and redundant.

The shareholder refers to the corporate governance regimes in place at Woodside Petroleum Limited ("Woodside"), Coca Cola Amatil ("CCA") and Caltex Australia Limited ("Caltex") in an attempt to find support for the shareholder proposals. In the Board's view, from a review of publicly available information released by Woodside, CCA and Caltex, these examples do not support the shareholder's proposals. Rather, they support Contact's current position:

- Both the "Shell Relationship Committee" in place at Woodside (which is an ad hoc committee which meets as and when required, rather than a standing board committee) and the "Related Party Committee" in place at CCA are committees comprising non-interested directors only. Notably, neither of them includes senior executives (other than executive non-interested directors), as is advocated by the shareholder. Therefore, their governance regimes are no different from Contact in this regard. In addition, it is the Board's understanding that the term of Woodside's "Shell Relationship Committee" (reviewed annually) has not been extended past 30 June 2006.
- The Caltex Chief Executive Officer and Managing Director is also an employee of Caltex's major

shareholder, Chevron Corporation Group. It is also noteworthy that Caltex does not appear to have an independent directors' committee.

Where a conflict arises, as was demonstrated through the merger proposal process, Origin is not provided with any information that could compromise the independence of the Independent Directors, or favour Origin's interests over those of the minority shareholders.

Contact's Chief Executive Officer has no conflict of interest. Given the Chief Executive Officer's responsibilities and objectives are aligned to Contact, and that his position regarding information is no different than if he were employed directly by Contact, the Board considers it unlikely any conflict could arise which would preclude the Chief Executive Officer from working with the Independent Directors and management on a conflicted matter, or from his providing independently informed advice to the Independent Directors.

The shareholder suggests that because half of the Board Directors are Origin Associates, if those Directors do not agree to the company taking any step, it will not happen. This ignores the fact the reverse equally applies – because the Chairman has no casting vote, no step can be taken *without* the agreement of the Independent Directors. It also ignores the fundamental governance principle and Companies Act 1993 requirement that all Directors must act in Contact's best interests.

Specifically, the Board rejects the proposition that an inherent conflict of interest exists with respect to information dissemination (given Origin is a potential major contractual partner and/or competitor) or with respect to potential transactions between Contact and Origin.

The company already has appropriate, robust processes to manage conflicts and to govern information sharing between Contact and Origin Energy.

A number of general requirements exist to ensure the interests of minority shareholders are protected. Contact strictly complies with these requirements which include:

- the fiduciary obligation of all Directors of Contact to act in the best interests of the company and all of its shareholders generally;
- the requirements of the related party transaction rules in the NZSX Listing Rules and Contact's constitution; and
- the general inability of Directors to consider and vote in relation to matters in relation to which they are conflicted.

Contact has robust procedures in place which govern the provision of any information it shares with Origin Energy Limited:

- Contact and Origin have entered into an agreement under which Origin is entitled to request limited information from Contact to enable Origin to comply with its group legal, regulatory and reporting requirements. Such information is only provided to Origin at prescribed times, must be used for the purposes specified in the agreement, and disclosure to Origin's management is limited to specified individuals.
- Contact's Independent Directors may determine to not release information requested by Origin if, for example, such disclosure would be a breach of New Zealand law or any applicable listing rules, or if such disclosure would not be in the best interests of Contact.
- The Board of Contact has not authorised any Director of Contact to use information they receive in their capacity solely as Contact directors for any other purpose. The agreement ensures compliance with the NZSX Listing Rules' continuous disclosure regime.

Contact has robust procedures in place which govern transactions between Contact and Origin:

- Contact and Origin look for opportunities to make the most cost-effective and value-enhancing use of their respective resources. Where this necessitates the sharing of resources and information, these are subject to appropriate agreements and the usual confidentiality restrictions and where necessary are approved by the Independent Directors.
- Opportunities are assessed to ensure the benefit of any such opportunities ultimately flows to all Contact shareholders.
- The Independent Directors oversee transactions between Contact and Origin. Additionally, pursuant to the NZSX Listing Rules, if a transaction exceeds 0.5 percent of Contact's average market capitalisation (for services) or 5 percent of Contact's average market capitalisation (for other transactions), minority shareholder approval must be obtained.

The shareholder suggests the "independent committee" should have the authority to make public statements with regard to the Origin relationship, as otherwise Contact would not be able to make an announcement if Contact's view was different to that of Origin. This is simply not the case. Contact's internal corporate policies require the Manager - Corporate Services to approve all public releases. Where a conflict arises, the Independent Directors' Committee, in conjunction with management, approves the release of information to the public. Therefore, public releases relating to an Origin-related conflict matter already require approval from the Independent Directors.

In summary, Contact's governance of conflicts of interest and information dissemination to, and in relation to, Origin ensures that the interests of Contact's minority shareholders are protected.

Shareholder Statement from Milton Trustee Limited in support of resolution 7

"Origin Energy recently attempted to gain further control of Contact through what they described as a "merger", but which many shareholders saw as "takeover". The so called merger allowed Origin to avoid the stringent regulatory provisions that would have applied to a "takeover" procedure.

It was clear very early in the "merger" process that it would not have had the necessary support of sufficient significant Contact shareholders to proceed.

In spite of that, the directors have spent $8.6 million dollars of shareholders money attempting to allow Origin to have its way.

I believe this demonstrates a significant error of judgement by the Contact directors.

Since the board of directors is controlled by Origin, and Origin chose to seek further control through such an unconventional process I believe they should be responsible for the costs.

This view is well established and similar to the way costs are dealt with in Court proceedings...i.e. if your case is unsuccessful you pay the costs.

Therefore it seems fair that in this instance Origin should also pay the costs.

I therefore ask you to vote in favour of my proposal.

You may also appoint me as your proxy to vote on your behalf on this issue, by entering my name, Graeme Bulling, on the Proxy Form."

Shareholder Statement from Milton Trustee Limited in support of resolution 8

"While support for the "merger" could be expected from the directors controlled and appointed by Origin, the other "independent" directors might have alerted themselves to the unpopularity of the "merger" at an early stage and withdrawn their support.

While that course of action may have endangered their ongoing directorships, which require Origin support, it most likely would have saved the huge cost to shareholders of continuing to flog the dead horse "merger" proposal.

I therefore think that Origin should reimburse Contact shareholders for the costs we have suffered as a result.

If Origin refuse to do the decent thing, then I think the directors should carry a degree of responsibility for the level of judgement displayed in this matter.

I therefore ask you to vote in favour of my proposal.

You may also appoint me as your proxy to vote on your behalf on this issue, by entering my name, Graeme Bulling, on the Proxy Form."

Board Statement in Response

The Board does not support resolutions 7 or 8.

Unlike a takeover, both Contact Energy and Origin Energy entered into the Merger Implementation Agreement independently and voluntarily. Therefore, costs incurred by each of the companies were met individually. The merger proposal was a mutual agreement approved by the Independent Directors of Contact and the Board of Origin. The Board reiterates that it was not a takeover "offer" from Origin, as erroneously suggested by Milton Trustee Limited and others, nor was it an "attempt by Origin to gain further control of Contact". In fact, if the merger proposal had been successful, Origin would have ceased to be a Contact shareholder. One of the effects of the proposed merger was that the merged entity would not have had any controlling shareholders, and all shareholders of both Contact and Origin would have had equivalent economic and voting interests in the merged entity. All directors of Contact following implementation of the merger would therefore have been independent of any significant shareholder.

Resolutions 7 and 8 are premised on Milton Trustee Limited's assumption that the Independent Directors had an obligation to withdraw support for the merger proposal at an early stage in order to reduce the costs. That assumption is wrong. As outlined in the Board's response to resolutions 4, 5 and 6, once the Independent Directors had determined in their opinion that the merger proposal was in the best interests of Contact's shareholders, they had a responsibility to develop the best possible proposal and put it before shareholders. It was not appropriate for the Independent Directors to be persuaded by the uninformed criticisms from the media and from certain stakeholders.

(By way of clarification, the Board considers resolution 8 is entirely dependent on resolution 7 and therefore, for the reasons outlined above, the Board does not support resolution 8).

E: SHAREHOLDER QUESTIONS

Shareholders may submit written questions to be considered at the Annual Meeting. Written questions should be sent by post to "Annual Meeting Questions", c/- General Counsel, Contact Energy Limited, PO Box 10742, Wellington or by electronic mail to agmquestions@contact-energy.co.nz. The company reserves the right not to consider any written question that, in the Board of Directors' opinion, is not reasonable in the context of an Annual Meeting, or any question received fewer than 5 working days prior to the Annual Meeting, (i.e. received after 12 October 2006).

F: RESOLUTIONS 9-11: ORDINARY RESOLUTIONS

Resolution 9: Auditors

KPMG are automatically reappointed as auditors under section 200 of the Companies Act 1993. This resolution authorises the Board of Directors (the "Board") to fix the fees and expenses of the auditors.

Resolutions 10 and 11: Re-election of Directors

Under clause 74 of Contact's constitution, one third of the directors are required to retire from office at the 19 October 2006 Annual Meeting but shall be eligible for re-election at that meeting. The directors required to retire at the Annual Meeting are those directors who have been longest in office since their last election or deemed election. Persons who became directors on the same day must retire in the order determined by lot, unless the Board resolves otherwise. The Board has resolved that Grant King and Bruce Beeren will retire in accordance with these provisions and offer themselves for re-election.

Grant King and Bruce Beeren have been directors of Contact since October 2004. Each was elected as a director at the 15 February 2005 Annual Meeting. Grant King and

Bruce Beeren are not considered by the Board to be independent directors because they are associated persons of Contact's major shareholder, Origin Energy.

No nominations to the Board were received by Contact by 21 August 2006 (being the closing date for director nominations as advised to the market pursuant to Clause 7.1 of Contact's constitution) and consequently no other person is eligible to be elected as a director at the Annual Meeting.

Grant King

Grant King joined the Contact board in October 2004. He has been Managing Director of Origin Energy Limited since its demerger from Boral Energy in February 2000 and was Managing Director of Boral Energy from 1994. Prior to joining Boral, he was General Manager AGL Gas Companies. Grant King is a director of Envestra Limited and Chairman of Energy Supply Association of Australia Limited. He is a Councillor of the Australian Petroleum Production and Exploration Association and the Australian Graduate School of Management. He has a Civil Engineering degree and a Master of Management.

Bruce Beeren

Bruce Beeren joined the Contact board in October 2004. With over 30 years' experience in the energy industry, he was establishment Chief Executive Officer of Victorian Energy Networks Corporation and held a number of senior management positions at AGL and Origin Energy Limited. He is a director of Origin Energy Limited, Envestra Limited, Coal & Allied Industries Limited, Baycorp Advantage Limited and Equipsuper Pty Limited, and is a former director of NGC Holdings Limited. He holds Science and Commerce degrees and a Masters of Business Administration, and is a Fellow of CPA Australia and the Australian Institute of Company Directors.

In August 2006, each member of the Board participated in a formal assessment of the performance of Grant King and Bruce Beeren. The assessment was reviewed by the Nominations Committee, which made a recommendation to the full Board. The Board, after taking into consideration the recommendation from the Nominations Committee, recommends that shareholders vote in favour of the re-election of Grant King and Bruce Beeren.

G. RESOLUTION 12: SPECIAL RESOLUTION TO ADOPT NEW CONSTITUTION

Contact needs to update its constitution to reflect recent changes to the NZSX Listing Rules (the "Listing Rules") made in May 2006. The Board has also decided to take this opportunity to make some minor and technical changes, such as amending clauses so that they more closely reflect the Listing Rules, inserting definitions, updating references to clauses and numbers and correcting grammar. Contact proposes to implement all these changes by replacing the existing constitution with a new constitution. NZX has approved the proposed new constitution.

At Contact's 15 February 2005 Annual Meeting, shareholders approved a new constitution which was updated to reflect changes to the Listing Rules and the Companies Act 1993 (the "Companies Act"). The Board continues to believe that the approach adopted at that time of recommending a "longer-form" constitution which contains, rather than incorporates by reference, certain Listing Rule provisions, is an important safeguard of fundamental shareholder rights. Therefore, shareholders are being asked to approve the changes to the constitution to again ensure consistency with the Listing Rules.

A full copy of the proposed new constitution is available, free of charge, on request from the General Counsel, Contact Energy Limited, PO Box 10742, Wellington. You may also inspect a copy of the proposed new constitution at the registered office of Contact at Level 1, Harbour City Tower, 29 Brandon Street, Wellington and on Contact's website at www.contactenergy.co.nz. All copies of the proposed new constitution that are sent on request or made available for inspection will include a "marked up" version indicating the changes to the existing constitution.

The Listing Rules and a summary of the recent amendments made to them can be viewed on NZX's website at www.nzx.com.

To adopt the new constitution, a special resolution of shareholders is required under the Companies Act. A special resolution is a resolution approved by 75% or more of the eligible votes cast on the resolution.

Set out below is an explanation of the major amendments proposed to be made to the existing constitution. All references to clauses are to clauses of the proposed new constitution unless stated otherwise.

Defined terms

(a) "Average Market Capitalisation"

The new Listing Rule definition of "Average Market Capitalisation" has been inserted in substitution for the term "Shareholders Funds" (that was used in clause 53 of the existing constitution which contained restrictions on giving financial assistance), and the previous definition of "Average Market Capitalisation" (which was based on the average end of day market capitalisation and was used in the definition of "Material Transaction" and in clause 82 (which provides that certain asset acquisitions or dispositions require shareholder approval by ordinary or special resolution)). This term now means, in relation to any transaction, the volume weighted average market capitalisation of Contact's shares carrying votes calculated from trades on the NZSX over the 20 business days before the earlier of the day the transaction is entered into, and the day the transaction is announced to the market.

(b) "Disqualifying Relationship"

The definition of "Disqualifying Relationship" has been amended to reflect more accurately the corresponding definition used in the Listing Rules. The term is now defined as any direct or indirect interest or relationship that could reasonably influence, in a material way, a director's

decisions in relation to Contact (rather than relationship with Contact as previously).

The definition has also been amended to reflect recent amendments to the Listing Rules which clarify that when considering whether a director or "Associated Person" of that director is likely to derive, in the current financial year, a substantial proportion of his, her or its annual revenue from Contact during such financial year any dividends or other distributions payable to all holders of a class of equity securities of Contact are not taken into account.

(c) "Related Party"

A reference to the Listing Rules definition of "Related Party" has been included in the defined terms section of the constitution. Following the recent amendments to the Listing Rules, this definition now includes a person who is at the time of a "Material Transaction", or was at any time within the six months before a "Material Transaction":

- an executive officer of Contact or any of its subsidiaries, rather than just an officer (as was the case previously); and
- the holder of a "Relevant Interest" (as defined in the Securities Markets Act 1988) in 10% or more of a class of equity securities of Contact carrying votes, instead of a "Substantial Security Holder" of Contact (as was the case previously).

The Listing Rules have also been amended to revoke the exclusion from the definition relating to wholly-owned subsidiaries of Contact and to provide that a person is not a "Related Party" of Contact if:

- the only reason why that person would otherwise be a "Related Party" of Contact is that a director or executive officer of Contact is also a director of that person, so long as:
  - not more than one third of the directors of Contact are also directors of that person; and
  - no director or executive officer of Contact has a material direct or indirect economic interest in that person, other than by reason of receipt of reasonable directors' fees or executive remuneration; or
- that person is a subsidiary of, incorporated joint venture of, or unincorporated joint venture participant with, Contact and:
  - no "Related Party" of Contact has or intends to obtain a material direct or indirect economic interest in that subsidiary, joint venture, or joint venture participant, other than by reason of receipt of reasonable director's fees or executive remuneration; and
  - Contact is entitled to participate, directly or indirectly, in at least one half of the income or profits, and the assets, of that person.

(d) "Material Transaction"

The definition of "Material Transaction" included by reference in the proposed new constitution has changed following the recent amendments to the Listing Rules to include the new definition of "Average Market Capitalisation" and to include a transaction or series of related transactions whereby Contact enters into any underwriting which could expose Contact to liability in excess of 5% of Contact's "Average Market Capitalisation".

Failure to comply with Rules

In accordance with the Listing Rule changes, clause 6.2 has been amended to provide that any failure to comply with a clause of the constitution corresponding with a provision of the Listing Rules (rather than specific clauses of the Listing Rules that were previously referred to), does not generally affect the validity or enforceability of, amongst other things, any transaction or contract entered into or affecting Contact.

Clause 6.2 has also been amended to more accurately reflect Listing Rule 3.1.2, by providing that the clause does not affect the rights of any holder of Contact securities against Contact directors, rather than the Contact Board.

Voting restrictions under Rules

Clause 10 has been amended to more closely reflect the Listing Rules by providing that certain persons are prohibited from voting on specified resolutions (as set out in Listing Rule 9.3.1) notwithstanding anything to the contrary in the Listing Rules (as well as notwithstanding any other provision of the constitution as was provided in the existing constitution).

Issues of equity securities

The following amendments are required for the constitution to be consistent with the provisions of Listing Rule 7.3.

(a) Pro rata and $5,000 offers

Clause 23.3 (which deals with offers by Contact of equity securities for consideration not exceeding NZ$5,000 per existing equity security holder) now:

- refers to an offer needing to be made to all holders of existing equity securities "carrying votes" (rather than to holders of non-voting securities as well, as per the existing clause);
- clarifies that an existing equity security holder means the registered holder or, in the case of securities held through a custodian, the beneficial owners of the securities; and
- notes that the 30% limit on the number of securities that can be issued under this provision applies to fully paid equity securities "carrying votes" that are already on issue (rather than to non-voting securities as well).

Clause 23.4 (which provides that the Contact Board is entitled to issue equity securities in certain circumstances), also now provides that any issue made under that clause must be completed within three months after the close of the original offer.

New clause 23.8 provides that, notwithstanding the pro rata and $5,000 offer restrictions in clause 23, the Contact

Board is entitled not to offer or issue equity securities to holders of existing securities in a jurisdiction outside New Zealand if the legal requirements of that jurisdiction are such that it is unduly onerous for Contact to make the offer in that jurisdiction (provided that in the case of renounceable rights, Contact shall arrange the sale of any renounceable rights to the relevant equity securities and account to holders in that jurisdiction for the proceeds).

(b) Board may issue new equity securities within 15% limit

Clause 24, amongst other things, allows the Contact Board to issue equity securities if the total number of equity securities issued in any 12 month period will not exceed a specified level, as determined by a calculation set out in that clause. Clause 24.4 has been amended to provide that the volume weighted average market price over the 20 business days before the earlier of the day the issue is made or announced should be used for relevant calculations under clause 24 rather than, as provided in the existing constitution, the average end of day market price.

(c) Employee share issues

Clause 25.4 of the existing constitution (which, in addition to the remaining provisions of clause 25, provided that the Contact Board could issue equity securities to employees in certain circumstances) has not been carried across to the proposed new constitution as the equivalent provision of Listing Rule 7.3.6 has been revoked.

Clause 25.5, which contains one of the provisos to clause 25, has also been amended to refer to a volume weighted average market price over the 20 business days before the earlier of the day the issue is made or announced for calculations under that clause, rather than the average end of day market price as was the case previously.

(d) Other issues

Clause 27.1 has been amended so that the Board may issue securities as consideration in a takeover offer made by Contact in accordance with a takeovers code approved under the Takeovers Act 1993 in general, as opposed to a code approved under section 28 of that Act.

Clause 27.5 allows the Contact Board to issue equity securities if the issue is pro rata and made pursuant to a plan for the issue of securities in lieu of dividends or as part of a dividend reinvestment plan. The amendment to clause 27.5 allows the Contact Board to exclude existing holders in jurisdictions outside New Zealand if the legal requirements of that jurisdiction are such that it is unduly onerous for Contact to extend the plan to that jurisdiction.

Acquisitions and redemptions of own equity securities

Clause 48 has been amended to reflect recent changes to the Listing Rules by restricting the redemption by Contact of Contact securities (in addition to acquisitions by Contact of Contact securities as currently provided) other than by way of permitted methods. The redemption methods added to clause 48 reflect those that were in clause 51 of the existing constitution which has now been deleted (to reflect the revocation of Listing Rule 7.6.3 and amendment of Listing Rule 7.6.1 which now combines the limitations on acquisitions and buybacks into a single rule).

Clause 48.6, which relates to the acquisition of equity securities of Contact in compliance with section 60(1)(b)(ii) of the Companies Act, has been amended to more precisely reflect Listing Rule 7.6.1(f) by clarifying that the 15% limit on such acquisitions in a 12-month period applies to equity securities of the same class, rather than all equity securities.

Clause 48.12 has been amended to provide that, for the purposes of clause 48.6, where a conversion ratio is fixed by reference to a market price of the underlying securities, the market price is the volume weighted average market price over the 20 business days before the earlier of the day the issue is made or announced, rather than the average end of day market price.

Approval of certain acquisitions, redemptions, or financial assistance

Clause 53 has been amended to reflect the changes to Listing Rule 7.6.6 by removing the requirement that an acquisition by Contact approved under that clause (approval by separate ordinary resolutions of shareholders of each group of each class of security holders whose rights or entitlements are materially affected in a similar way by the proposal) must be completed within 12 months, and redemptions or financial assistance by Contact approved under clause 53 completed within 6 months, after the passing of the relevant resolutions.

New clause 54 (which reflects new Listing Rule 7.6.6A) provides that such acquisitions, redemptions or financial assistance shall be completed within 36 months after the passing of those resolutions (if transacted solely with employees), and within 12 months after the passing of those resolutions (in all other circumstances).

Director nominations

Clause 71.3 has been amended to reflect changes to Listing Rule 3.3.2 by removing the requirement that the opening date for nominations for directors must not be less than three months before the date of the annual meeting at which the election is to take place. Clause 71.3 also now provides that an announcement to the market of the closing date for director nominations and contact details for making nominations must be made no less than 10 business days prior to the closing date for director nominations.

Asset acquisitions or dispositions

The following changes have been made to reflect the recent changes to Listing Rule 9.1:

(a) Ordinary resolutions required

Clause 82 of the proposed new constitution (which provides that certain asset acquisitions or dispositions require shareholder approval by ordinary or special resolution) has been amended to reflect changes to Listing

Rule 9.1.1 by replacing the previous definition of "Average Market Capitalisation" with the new definition described above.

(b) Exceptions for certain acquisitions and dispositions

Clause 83 now provides that clause 82 does not apply to a takeover offer made by Contact:

- in respect of a code company in accordance with any takeovers code approved under the Takeovers Act 1993; or
- in respect of an issuer that is not a code company but to whom section 4 of the Listing Rules applies in accordance with the constitution or trust deed of that other issuer which complies with section 4 of the Listing Rules where that other issuer is not a code company; or
- in relation to any other person, in accordance with any takeover law regime of a jurisdiction other than New Zealand which is applicable to that person and provides for prior notice, publicity and disclosure which in the opinion of NZX is at least as useful to the recipients of the offer as the requirements of the Takeovers Act 1993 or section 4 of the Listing Rules.

Clause 83 also provides that the existing exception for transactions with banks (being transactions on arm's length terms and in the ordinary course of its banking business) now applies to any transactions entered into with a bank as principal. Previously, the exception required Contact to have recourse to the credit risk of a bank as a result of the transaction.

Material transactions with related parties

The following changes are proposed to reflect the recent changes to Listing Rule 9.2:

(a) Ordinary resolutions necessary

Clause 84 now provides that Contact must not enter into any "Material Transaction" with a "Related Party" unless the transaction is approved by an ordinary resolution of Contact. The exclusions for employment agreements with a natural person who was not a director of Contact or any Contact subsidiary and transactions with a value of less than $250,000 have been slightly reworded to align them with the corresponding provisions of the Listing Rules and moved to clause 85.

(b) Exceptions for certain material transactions

Clause 85 now provides that clause 84 does not apply to the following transactions (in addition to those in the existing clause 85 and those moved from clause 84):

- The issue of equity securities by Contact under clauses 23.3 (issues for consideration not exceeding NZ$5,000) or 27.5 (issues made under a plan).
- An employment contract or contract for personal services with Contact which is a "Material Transaction" under Listing Rule 9.2.2(e), where:
  - the terms of the contract are set out on arm's length, commercial basis and have been approved by the independent directors of Contact; and
  - the independent directors approving the contract sign and deliver to NZX a certificate stating Listing Rule 9.2.4(c)(i) (whose content is identical to that set out in the bullet point immediately above) has been complied with; and
  - material particulars of the contract (including the company's use of this exception), are disclosed in the next annual report of Contact.

Clause 85 has been amended also so that the exception for:

- transactions with a bank which is a "Related Party" of Contact now only applies to transactions with the bank as principal (on arm's length terms and in the normal course of its banking business), and the requirement that the excepted transaction be one under which Contact has recourse to the credit risk of a bank is no longer required;
- the issue, acquisition or redemption, etc of securities carried out pro rata now provides that they do not need to be made pro rata to the extent that an issue excludes holders outside New Zealand in accordance with clause 23.8;
- any transaction indemnifying any director or employee, now contains a reference that that transaction is a "Material Transaction" under Listing Rule 9.2.2(d), rather than a "Material Transaction" generally under the Listing Rules;
- transactions with a total value that does not exceed $250,000 (which has been moved from clause 84) now provides that, if the transaction is a transaction referred to in Listing Rule 9.2.2(e) (i.e. a service agreement), "total value" is replaced with the actual gross cost to Contact in any financial year; and
- employment agreements with a natural person who is not a director within the meaning of section 126 of the Companies Act of Contact or any Contact subsidiary is now included in this clause (rather than in clause 84).

Proxy form

Clause 43.2 of the Third Schedule of the proposed new constitution (which relates to proceedings at meetings of shareholders) has been amended to reflect changes to Listing Rule 6.2.6 by providing that a proxy form must as a minimum provide for two-way voting on all resolutions, and that two-way voting means for and against options.

The proxy form in the Fifth Schedule of the proposed new constitution has been updated also to reflect the provisions of the proxy form currently used by Contact.

Minutes

The minutes of Contact's 2006 Annual Meeting will be posted on Contact's website at www.contactenergy.co.nz. Various other information about the company is also available on Contact's website. The minutes of Contact's 2006 Annual Meeting will also be posted to you on request by writing to the General Counsel, Contact Energy Limited, PO Box 10742, Wellington.

Webcast

The Annual Meeting will be shown live on Contact's website www.contactenergy.co.nz.

Prior to the Annual Meeting, we recommend you go to the webcast test page at www.contactenergy.co.nz so you can test the settings on your computer and check whether you are able to view the live webcast.

An archive of the webcast of the Chairman's Introduction and Chief Executive Officer's Review will be available for viewing on demand following the Annual Meeting.

Contact us

HEAD OFFICE
Level 1, Harbour City Tower, 29 Brandon Street, Wellington, New Zealand

POSTAL ADDRESS
PO Box 10742, The Terrace, Wellington 6143, New Zealand
Telephone 64 4 499 4001
Facsimile 64 4 499 4003

EMAIL
investor.centre@contact-energy.co.nz

WEBSITE
www.contactenergy.co.nz

Venue Directions and Car Parking


Peach Parade
Race Track
Greenlane East
Ascot Ave
ELLERSLIE
EVENT CENTRE
Greenlane
Turnoff 433
ENTRY
Mitchelson St
Southern Motorway
Morrin St
ENTRY
ENTRY
Morrin St
Somerfield St
Ladies Mile
Tecoma
Turnoff 434
Tecoma St
Access routes to Ellerslie Event Centre
Parking
Traffic lights

The Ellerslie Event Centre is located inside the Ellerslie Racecourse, 80-100 Ascot Avenue, Greenlane, Auckland. Ellerslie is easily accessed by the southern motorway, and is a 5 minute drive to the city centre and a 20 minute drive to Auckland International Airport.

For shareholders and guests who are attending the meeting, free car parking is available at the Ellerslie Racecourse on a first come, first served basis. From the Southern motorway, take the Greenlane exit. Ellerslie Racecourse is well sign posted from the motorway.


contact


CONTACT
annual report | 2006

contents



The 2006 Annual Meeting of Contact Energy Limited shareholders will be held in the Ellerslie Events Centre, Auckland on Thursday 19 October 2006 commencing at 10:30am (NZDST).

The Notice of Annual Meeting and Shareholder Voting / Proxy Form have been provided separately to shareholders.

highlights for the year ended 30 June 2006

EBITDAF* of $557.0 million; up 14 percent

Profit for the period of $280.9 million

Total dividend of 26 cents per share

Gain of $33.4 million on disposal of investment in Valley Power

Completion of 20 megawatt geothermal heat project with Tenon Limited in Taupo

Otahuhu B upgrade successfully completed, adding another 20 megawatts of generation capacity

Net gain of 2,000 electricity customers to 515,000

Contact's Healthy Homes programme recognised as Supreme Winner of the EECA EnergyWise Awards

2,500 New Zealand homes fully insulated under Contact's Healthy Homes programme

Successful implementation of New Zealand equivalents to International Financial Reporting Standards

* Earnings before Net Interest, Tax, Depreciation, Amortisation and Financial Instruments

key performance indicators

For years prior to 1 October 2004 the reporting period was the year ended 30 September; for 2005 the reporting period was the nine months ended 30 June 2005; for 2006 the reporting period is the year ended 30 June.

Customer and share statistics as at 30 June 2006

Electricity customers[1]	515,000
Gas customers[1]	79,000
Total number of customers	594,000
Total number of shares on issue[2]	576,633,982

[1] DualEnergy customers are included in both gas and electricity customer numbers.
[2] On 8 June 2006, Contact cancelled the 27,316,018 shares that the company previously held in itself as Treasury Stock: The Treasury Stock was originally purchased as part of the company's share buyback programme, which was announced on 27 March 2000 and ceased on 29 March 2001.

Price per share information

	2001	2002[R]	2003	2004[R]	2005	2006[1]
Earnings per share	22.6c	18.6c	20.5c	25.0c	25.6c	41.9c
Dividends per share in relation to the financial period	19.0c	20.9c	23.0c	25.0c	18.0c	26.0c
Operating Cashflow per share	44.3c	27.5c	48.7c	65.8c	30.3c	74.7c
Shareholders' Equity per share	$2.88	$4.34	$4.33	$5.18	$4.13	$4.43
Net Tangible Assets per share	$2.58	$4.02	$4.02	$4.87	$3.82	$4.12

[1] Excludes Gain on Disposal of Subsidiaries and Change in Fair Value of Financial Instruments.
[R] Denotes years in which Contact's Property, Plant & Equipment was revalued. The revaluation affects Total Assets, Shareholders' Equity and related ratios.

Electricity and gas

Retail Electricity Sales	7,361 GWh
Total Generation	11,534 GWh
Internal Gas Use	61.0 PJ
External Gas Sales	13.8 PJ


Wholesale Electricity Price
100
0
$ Per Megawatt Hour
82.70
41.61
82.32
37.01
54.72
92.84
01 02 03 04 05 06


Generation by Fuel Source
12000
0
Gigawatt Hours
8,660
8,523
10,049
10,143
7,970
11,534
01 02 03 04 05 06
Thermal Geothermal Hydro

Financial Statistics



Profit for the Period
300
$ Millions
131
107
281
0
01 02 03 04 05 06



Total Operating Revenue
$ Millions
1,311
1,872
1,319
2,330
01 02 03 04 05 06



Shareholders' Equity
3000
$ Millions
1,662
2,496
2,989
2,381
0
01 02 03 04 05 06



Total Assets
5000
$ Millions
3,352
3,958
4,385
4,381
4,580
0
01 02 03 04 05 06



EBITDAF
600
$ Millions
356
299
377
444
367
557
0
01 02 03 04 05 06

Returns and Ratios



Debt/Debt + Equity
35
Percent
28
22
32
26
30
23
0
01 02 03 04 05 06



Return on Assets
6
Percent
5.0
3.2
3.0
3.3
3.4
5.3
0
01 02 03 04 05 06



Return on Shareholders' Equity
10
Percent
7.9
4.3
4.7
4.8
6.2
9.5
0
01 02 03 04 05 06



Dividends
30
Cents Per Share
19.0
23.0
25.0
18.0
26.0
0
01 02 03 04 05 06

Notes to Graphs:

- For years prior to 1 October 2004 the reporting period was the year ended 30 September; for 2005 the reporting period was the nine months ended 30 June 2005; for 2006 the reporting period is the year ended 30 June
- The 2005 and 2006 Financial Statistics and Returns and Ratios are based on financial statements prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (NZIFRS)

R Denotes years in which Contact's Property, Plant & Equipment was revalued. The revaluation affects Total Assets, Shareholders' Equity and related ratios

A Excludes Gain on Disposal of Subsidiaries and Change in Fair Value of Financial Instruments

1 Earnings Before Net Interest, Tax, Depreciation, Amortisation and Financial Instruments. The year ended 30 June 2006 was the first year in which Changes in the Fair Value of Financial Instruments were recognised within the Income Statement in accordance with NZIFRS.

chairman's statement



Results

I am pleased to report a solid result for Contact Energy for the 12 months ended 30 June 2006, one that demonstrates that the company's strategy and integrated business model remains effective in providing stability of earnings in the face of the inherent volatility of New Zealand's weather-dependent electricity system.

Earnings before Net Interest, Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF) of $557.0 million is an improvement of $67.7 million on the same 12 month period last year under previous New Zealand Generally Accepted Accounting Practice (NZGAAP).

Contact's profit for the 12 month period ended 30 June 2006 was $280.9 million, up $99.3 million on the same period last year under previous NZGAAP. This result was impacted by a one-off gain of $33.4 million through the sale of Contact's 40 percent stake in the Valley Power peaking plant in Australia.

Dividends

In recognition of Contact's performance, the Board has declared a fully imputed final dividend of 16 cents per share, bringing the total dividend for the year to 26 cents per share, an increase of 8 cents per share on the total dividend for the nine months ended 30 June 2005.

This dividend will be paid on 21 September 2006.

International Financial Reporting Standards

Contact implemented the New Zealand equivalents to International Financial Reporting Standards (NZIFRS) with effect from 1 July 2005. Our results for the 12 months ended 30 June 2006 are the first set of annual financial statements presented under NZIFRS.

As previously advised, the most significant impacts on the Financial Statements of Contact Energy Limited relate to:

- non amortisation of goodwill, replacing this with an impairment test
- the change in calculation of deferred taxation, and
- the recognition at fair value of financial derivatives.

These are changes in accounting definitions and do not change Contact's business strategy, nor the way in which the business is managed on a day-to-day to basis. Importantly, the cash flows generated by the company and the economic value of the business are unchanged.

Further details are provided in the *Notes to the Financial Statements*.

Business performance

The year in review saw increased levels of thermal generation due to dry year conditions and higher average wholesale prices. Retail tariffs also increased reflecting the continued market adjustment to the increasing gas costs as the Maui gas field depletes.

Contact made good progress in its incremental generation investment programme. During the 2006 financial year Contact invested $66.1 million in generation development projects. These were predominantly in renewable geothermal production where the company increased steam supply by around 30 megawatts to maintain existing generation plant capacity and added 20 megawatts of process heat capacity. The company also completed its thermal enhancement programme which it started in February 2005, achieving a capacity gain of 20 megawatts at the Otahuhu B station.

Contact's retail business delivered choice to New Zealand energy consumers, building on the company's existing customer base to achieve a net gain of 2,000 electricity customers - to 515,000 from 513,000 as at 30 June 2005. The company focused on creating valuable, long term customer relationships and attracting new customers in targeted campaigns, while achieving operational efficiencies within the retail business.

ContactOrigin Merger Proposal

Contact Energy and Origin Energy announced a proposed merger of the two companies on 20 February

2006. The merger was proposed as an efficient way for Contact to be better placed to address the issues facing the company, and to provide a more secure platform for future growth as an integrated Australasian energy company with sizeable exploration, generation and retail expertise and resources.

An Independent Directors' Committee was formed on 9 December 2005 to consider the merger proposal on behalf of Contact shareholders. The Independent Directors assessed the proposed merger and provided their recommendation to shareholders on its merits. They took legal, commercial and financial advice from external advisers and Contact management and appointed an Independent Appraiser to provide shareholders with an assessment of the proposal.

The proposal was subsequently terminated on 28 June 2006 after Origin Energy Directors determined that there was not sufficient support from key shareholders of Contact Energy for the merger proposal to be approved under the proposed terms.

On behalf of the Board of Contact Energy, I would like to thank the Independent Directors Phil Pryke, John Milne and Tim Saunders for ensuring the interests of shareholders were well represented in their thorough assessment of the proposal.

The merger proposal is now in the past. The Board is fully committed to meeting the challenges ahead and securing a continued positive outlook for the company and its shareholders.

Outlook

Contact's integrated energy business positions the company well to manage the challenges arising from the tightening balance between gas supply and demand for power generation. Contact's significant investment in generation capacity exceeds the requirements of the company's retail customer base. Throughout its existence, the company has been a net generator of electricity.

The company has valuable options in consented sites to expand the thermal generation capacity. The key strategic challenge for Contact Energy is therefore to create fuel certainty to maintain the value of its current thermal generation portfolio, and to add value through the conversion of the consented sites to expand generation to meet New Zealand's growing energy requirements.

Expanding Contact's generation from geothermal resources remains a key focus. This includes taking existing capacity to full production through the steam-winning geothermal drilling programme, as well as investigating the option of additional capacity.

The company has also recently secured an arrangement to evaluate the potential for wind development from a number of sites throughout New Zealand.

David Baldwin expands on these generation options in more detail in the *CEO Review*.

Contact has a secure contracted natural gas fuel position until the end of the decade. The available timeframe for securing new fuel supply beyond that point is tight, given the long lead-in times involved in upstream developments and in diversifying to new fuel options.

Clearly the discovery of more domestic natural gas would achieve this objective. However the current contracting environment is challenging and new gas contracts are being offered at significantly higher prices and contain less flexibility than has been experienced in the past. Contact is reviewing its objectives for the medium term. This includes the company's strategies and business plans and the capital structure and distribution policy appropriate to meet these objectives.

Leadership

I would like to take this opportunity to thank our previous Chief Executive Officer, David Hunt, who first joined Contact Energy in 1996 and was appointed Chief Executive Officer in October 2005. The Board accepted David Hunt's resignation and acknowledges his substantial contribution to the growth of Contact over the years.

The Board was pleased to appoint David Baldwin as Chief Executive Officer of Contact in May 2006. His qualifications and significant international experience across the energy supply chain make him ideally suited to the challenges that Contact faces in the years ahead. We are confident that the company is well placed for the future under his leadership.

In conclusion, I wish to thank my fellow directors, the senior management team and all Contact employees for their valued contributions to the company's ongoing success.



Grant King, CHAIRMAN

ceo review



Overview

This is the first result I am presenting as Chief Executive Officer of Contact Energy and I am delighted to announce a solid annual result which both rewards Contact shareholders and strengthens the business foundations to enable the company to navigate through the strategic challenges that lie ahead.

I took up my post at Contact in May, right at the start of what has turned out to be a cold winter, and in the middle of a period of significant concern regarding very low hydro storage levels in the South Island.

My arrival at Contact also coincided with the proposed merger between Contact and Origin Energy, and the associated issues which are not atypical of such corporate activity.

Despite these diverse issues, Contact played a critical role in supporting New Zealand to get through a period of very tight electricity supply during the first half of 2006. Contact's annual result reflects both the market conditions as a result of tight supply, and the flexibility of Contact's generation assets to respond to changing conditions.

The 12 months to 30 June 2006 were a particularly dry year with the lowest inflows into South Island hydro catchments in 29 years. As a result, hydro generation across the sector was constrained, with Contact's generation from its Clyde and Roxburgh hydroelectric facilities down 23 percent from the same period in 2005.

In response to a tight electricity supply, and with wholesale market conditions supporting thermal generation, Contact's thermal power stations produced 41 percent more electricity for the 12 months to 30 June 2006 than for the same period in 2005. This high thermal output boosted Contact's total generation by 10 percent.

This additional generation, in concert with higher than average wholesale electricity prices, resulted in total revenue for all generation increasing by 92 percent on the previous year.

Gas revenue from wholesale customers was $76.5 million for the 12 month period ended 30 June 2006, 79 percent higher than for the previous 12 month period. Increased revenue reflected the higher opportunity cost of gas, as well as a 62 percent increase in wholesale gas sale volumes. This increase was primarily due to a 12 month contract with a significant wholesale gas supply customer which expired in June 2006. This contract has not been renewed.

These factors are behind Contact's $67.7 million or 14 percent increase in Earnings before Net Interest, Taxation, Depreciation, Amortisation and Financial Instruments (EBITDAF) to $557.0 million, compared with the 12 months to 30 June 2005.

Contact recorded a $280.9 million profit for the year ended 30 June 2006. Included in this result is the one-off $33.4 million gain achieved on the sale of Contact's share in the Valley Power peaking plant in Australia. Interest costs were lower and there was a positive change in the fair value of financial derivatives.

While relatively high wholesale electricity prices benefited Contact's generation business, they impacted negatively on Contact's retail business, with that segment recording a segment loss. This result reinforces the importance of balancing the company's retail and generation portfolio to stabilise earnings.

The importance of Contact's thermal plant, both to this annual result and security of supply to New Zealand, illustrates some of the significant challenges that Contact is now beginning to face.

Fuel security and generation development

During the 12 months ending 30 June 2006 Contact faced higher average gas costs, resulting from Contact exercising its rights of first refusal (ROFR) under agreements with the Maui Mining Companies to acquire additional gas. These arrangements give Contact a right of first refusal to a portion of any additional gas which the Maui Mining Companies may wish to sell over and above their commitments to the Crown and Methanex.

To date, ROFR gas has been purchased at current market prices which are significantly higher than the levels prevailing in Contact's historic Maui contracts.

Gas contracts with higher prices and less flexible terms are likely to continue to be a feature of Contact's future operating environment. There is no doubt that this trend will result in downward pressure on the company's trading margins and will require Contact to carefully consider how to respond to this pressure.

Around 20 percent of New Zealand's electricity is generated using natural gas primarily from the Maui gas field. While additional gas from the Maui field and other new smaller fields is giving Contact greater confidence in the short to medium term outlook, the company continues to focus on securing reliable fuel supplies past the middle of next decade.

Gas is not Contact's only fuel source, with geothermal steam and water powering the company's renewable geothermal and hydro assets. Contact is continuing to develop geothermal resources in the Taupo region to secure steam for the company's three geothermal power stations in addition to future developments.

Liquefied natural gas

Contact and Genesis Energy continue to make steady progress on the option of importing liquefied natural gas (LNG), and expect to announce a preferred import site in the first half of this financial year.

LNG could help ensure a safe, reliable supply of natural gas for New Zealand. For Contact, however, importing LNG is a back-stop option to be exercised only as a measure of last resort if required to prevent critical baseload generation capacity becoming stranded without a reliable fuel supply.

Contact's clear preference is to use domestically sourced natural gas, and any decision on whether to proceed to construction of an import terminal will be deferred for as long as possible in order to allow domestic gas (both current reserves and new discoveries) to come to market.

Contact's investigation of LNG is all about prudent management and preserving future options.

Alongside a focus on securing a reliable supply of natural gas, Contact is increasing its focus on new renewable generation development options, to complement the company's existing renewable portfolio.

Geothermal generation

As support for renewable electricity generation grows, and as the country demands a secure and reliable supply of electricity, Contact continues to look at opportunities to develop geothermal generation options.

As the country's largest generator of geothermal electricity through three power stations just to the north of Taupo, Contact is committed to further sustainable development of the region's world-class geothermal resource.

Geothermal energy is the most reliable form of renewable electricity, in that it provides large amounts of baseload electricity that isn't subject to weather fluctuations. Contact believes that, for this reason, its existing geothermal assets, and the potential for future geothermal development, are of national importance.

Contact continues to invest heavily in its geothermal development programme. This programme is designed to provide the necessary steam to enable Contact's Wairakei, Poihipi Road, and Ohaaki goethermal power stations to return to maximum production.

Under this programme, 10 production wells have been drilled in the Wairakei, Tauhara and Ohaaki steamfields. Six of these wells are already operational. Commissioning of an additional three wells will require Contact to be able to exercise the resource consents, which were applied for in 2001 and granted by Environment Waikato in 2004.

However, appeals on these consents have resulted in a two year delay which has constrained Contact's ability to maximise the production of renewable geothermal electricity from its Wairakei and Poihipi Road plants.

Contact hopes that the appeals associated with these consents will soon be resolved, allowing increased geothermal electricity generation.

The success of Contact's geothermal drilling programme has exceeded the company's expectations, and confirms Contact's confidence in the productivity and longevity of the geothermal resource.

We have selected a geothermal theme for this annual report to showcase our geothermal assets.

A feature article on geothermal electricity generation on page 18 also profiles the innovative and environmentally friendly direct heat geothermal project, which Contact has designed, built and commissioned at the Taupo-based Tenon wood-processing factory in June 2006.

Wind energy

Contact is also looking closely at new technologies to diversify further its generation portfolio. As the electricity wholesale market trends towards new entrant pricing, higher electricity and gas prices make alternative technologies more economic. Contact has been looking very closely at wind energy - particularly its economics, the extent of the synergies between wind and hydro, and the impact of wind intermittency on thermal firming generation.

In recognition of our belief that wind will play a much greater role in New Zealand's generation mix, in August 2006 Contact formalised an alliance with the Australian arm of investment bank, Investec. The bank's renewable energy group has projects under way in relation to a number of promising wind farm sites in New Zealand.

The arrangement between Contact and Investec establishes a platform for the development of wind generation opportunities.

Hawea Gates hydro proposal

Contact recently submitted a new resource consent application for a 17 megawatt hydro generation scheme at the point where Lake Hawea in Central Otago feeds into the Hawea River. This proposal would make use of an existing flow from lake to river and, in feeding electricity into the regional electricity network, ensure a more secure supply of locally generated renewable energy for the Wanaka / Hawea area.

Contact originally filed an application for this hydro scheme in 2004 but has revised the application to reflect the feedback of community consultation and accommodate updated engineering design.

The Hawea Gates hydro project is a small-scale, renewable generation project embedded in the local electricity network. It harnesses an existing resource and has minimal environmental impact. As a result, Contact is hopeful that this project will be well supported by the local community.

Combined cycle gas turbine upgrades

Contact is committed to maximising performance and efficiency from all of its plants. Over the 12 months to the end of June 2006, Contact's Otahuhu B thermal power plant – already among the most efficient in the world - gained an additional 20 megawatts of capacity through an upgrade.

This follows on from an additional 10 megawatts of electricity gained through the upgrade of Contact's Taranaki Combined Cycle Plant in early 2005.

Together these upgrades to the combined cycle gas turbine plants have delivered enough additional electricity capacity to power around 30,000 homes.

Transmission and regulation

The winter months of 2006 have seen record peaks in electricity consumption for New Zealand, and the national transmission grid has at times struggled to manage this load. Contact has long supported sustained investment in transmission as important for security of supply, the development of renewables, and enhanced competition in the generation market.

In this respect, Contact welcomed the Government's policy statement of August 2006 which emphasises the strategic importance of timely investment in electricity transmission infrastructure from a security of supply perspective.

Contact is acutely aware of the importance of regulatory certainty in being able to commit to investment decisions with confidence. The company will seek to engage fully in the Government's development of its New Zealand Energy Strategy and hopes to contribute to an outcome which facilitates and encourages the investment in the energy sector that New Zealand needs.

Contact's customers

During a period of increasing retail electricity tariffs and strong competition for customers, Contact is pleased to have increased its electricity customer base from 513,000 at 30 June 2005, to 515,000 at 30 June 2006.

This positive result was achieved with a disciplined focus on operational efficiencies within the retail business, including the introduction of automated and web-based customer solutions.

Contact continues to focus on securing our customers' loyalty through delivering ongoing value. This objective is closely tied to the development of the Contact brand - most notably the Contact Energy Healthy Homes programme.

Contact continues to invest heavily in actively promoting energy efficiency in the home and believes this programme is helping our customers get the most from their energy, improve their health, and most effectively manage their energy bills.

Our new Healthy Homes check-up website at **www.contactenergy.co.nz** allows people to input data specific to their own homes and receive tailored recommendations on energy efficiency improvements.

The Contact Energy Healthy Homes programme was recognised as the Supreme Winner of the 2006 Energy Efficiency and Conservation Authority EnergyWise Awards in March this year. The programme was selected by our stakeholders in Government and from across the energy and health sectors for both its integrated approach to energy efficiency and improved health outcomes and for making a difference.

The Contact Energy Healthy Homes programme is profiled in depth on pages 22 to 23.

Sustainability and the environment

Contact is increasingly focusing on its environmental performance, both in minimising the






company's environmental impact, and in identifying new 'green' business opportunities.

The balance between sustainability and security of electricity supply can be difficult to achieve, particularly in the short term. Despite the company's expansion of renewable generation, Contact's emissions of carbon dioxide in the year to June 2006 were higher than in the previous year as a result of the increased demand on the company's gas-fired plants to replace hydro generation during a very dry year.

The flexibility of Contact's thermal plant played a critical role in keeping New Zealand's lights on during a period of constrained hydro generation in the first half of 2006. The need for robust and flexible back-up of renewable generation remains of the utmost importance to the security of New Zealand's electricity supply, and natural gas is the cleanest and most efficient thermal fuel for providing this security.

While Contact would welcome some certainty in relation to Government suggestions of a carbon charge, Contact acknowledges that the world is entering a carbon-constrained future where, almost certainly, carbon emissions will be both priced and traded.

Again, this is an exciting time to be in the electricity generation business – a time where new ideas and innovative thinking have the potential to deliver both business advantage and increased environmental sustainability.

To reflect its strong focus on environmental management Contact this year has joined the New Zealand Sustainable Business Network.

Further significant environmental initiatives are highlighted in the *Environment* section of this report on pages 20 to 21.

The year ahead

While the 2006 year has been very successful for Contact, the company is entering a new phase in its development. Contact is facing significant challenges that the energy industry around the world is also facing, and Contact will meet them with renewed leadership and focus.

In moving into this new phase of Contact's development I have taken the opportunity to introduce a new senior management team, profiled on page 25, which is designed to ensure the depth of strategic thinking that we will require over the coming years in order to remain a world-class energy company.

I want to acknowledge in this report that the last half of this financial year has been an unsettling time for Contact staff while the proposal to merge Contact and Origin Energy was under consideration. Contact is a company of talented and committed people and the delivery of this solid annual result under difficult conditions proves it.

I want to thank all Contact staff for their part in this annual result and for welcoming me back to New Zealand, and to Contact Energy.



David Baldwin, CHIEF EXECUTIVE OFFICER

overview of results

management discussion of audited consolidated financial results for the 12 months ended 30 June 2006

This result presents Contact's first audited annual result since the implementation of New Zealand Equivalents to International Financial Reporting Standards (NZIFRS). Contact implemented NZIFRS with effect from 1 July 2005. Contact's date of transition to NZIFRS was 1 October 2004 and therefore only a nine month comparative period (1 October 2004 to 30 June 2005) is retrospectively restated in the statutory financial statements in accordance with NZIFRS. While NZIFRS comparators for the entire 12-month period ended 30 June 2005 are not available, unaudited information has been provided for the 12-month period ended 30 June 2005 under previous NZGAAP. Key differences between previous NZGAAP and NZIFRS are highlighted where appropriate.

Financial review

Contact has achieved Earnings before Net Interest, Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF) for the 12-month period ended 30 June 2006 of $557.0 million, compared with $489.3 million for the 12-month period ended 30 June 2005. This represents an increase of 14 percent.

The two main operating factors, which underpinned this financial performance, are:

- Higher wholesale electricity revenue driven by increased thermal generation levels and higher than average wholesale prices. The higher prices were primarily due to low levels of hydro inflows through much of the 12-month period ended 30 June 2006, as compared with the corresponding period in 2005. South Island inflows during the 12 months to 30 June 2006 were the lowest recorded in the last 29 years.
- A continued contribution from retail electricity and gas tariff increases, which reflect increases in wholesale energy costs in New Zealand. This longer-term upward shift in wholesale energy costs is primarily caused by increasing fuel costs.

Profit for the 12-month period ended 30 June 2006 was $280.9 million; a 55 percent increase on the result for the 12 months ended 30 June 2005. This included a one-off gain of $33.4 million from the sale of Contact's stake in the Valley Power peaking plant in Australia, lower financing costs than in the previous comparable period, and a $8.7 million pre-tax positive change in the fair value of financial instruments as accounted for under NZIFRS. This last item is a non-cash item primarily fluctuating positively or negatively, as non-hedge accounted financial instruments are marked-to-market in prevailing market conditions.

Key financial information

$ millions	12 months ended 30 June 2006 NZIFRS	12 months ended 30 June 2005 Previous NZGAAP	Six months ended 30 June 2006 NZIFRS[7]	Six months ended 30 June 2005 Previous NZGAAP
Operating Revenue	$2,330.1	$1,751.8	$1,205.8	$922.9
Operating Expenses[1]	($1,773.1)	($1,262.5)	($929.3)	($678.1)
EBITDAF	**$557.0**	**$489.3**	**$276.5**	**$244.8**
Depreciation	($133.2)	($124.3)	($65.5)	($63.5)
Amortisation[2]	-	($12.2)	-	($6.1)
Change in Fair Value of Financial Instruments[3]	$8.7	-	$3.9	-
Equity Accounted Earnings of Associate	$4.4	$1.6	$4.9	$0.7
Provisions	-	$5.1	-	$2.2
Gain on Disposal of Subsidiaries[4]	$33.4	-	-	-
Profit Before Net Finance Expense and Income Tax (EBIT)	**$470.3**	**$359.5**	**$219.8**	**$178.1**
Net Finance Expense	($67.6)	($80.7)	($29.6)	($39.4)
Income Tax Expense[5]	($121.8)	($97.2)	($55.9)	($41.8)
Profit for the Period	**$280.9**	**$181.6**	**$134.3**	**$96.9**
Shareholders' Equity[6]	$2,552.2	$3,034.9	$2,552.2	$3,034.9

1. Includes retail electricity purchases.
2. In accordance with NZIFRS, goodwill is no longer amortised, but is instead subject to an annual impairment test.
3. Represents net increase in the fair value of certain financial instruments accounted for in accordance with NZIFRS.
4. Disposal of Contact Peaker (NZ) Limited and its 100% owned subsidiary, Contact Peaker Australia Pty Limited. Contact Peaker Australia Pty Limited leased 40% of the generation plant from Valley Power Pty Limited and was a 40% partner in the ValCon Joint Venture that operated the generation plant.
5. Under previous NZGAAP, Contact did not recognise deferred tax and therefore income tax expense represented current tax payable only.
6. Changes due to NZIFRS resulted in a significant decrease in equity when compared with the treatment of equity under NZGAAP. Refer to Note 30 of the Financial Statements for the period ended 30 June 2006 for further information.
7. Interest income has been reclassified to Net Finance Expense (under NZIFRS) rather than being included within Revenue (under previous NZGAAP).

Segment contributions

In accordance with NZIFRS, Contact is required to report segmental information. Contact's primary reporting format is business segments. As these segments are fully integrated within New Zealand, this disclosure does not attempt to present the segments as stand-alone entities.

Contact comprises the following two main business segments:

- Retail - encompassing any activity that is associated with Contact's supply of energy to end-use customers as well as related services.
- Wholesale - encompassing any activity that is associated with Contact's generation of electricity or steam, and Contact's sales to the wholesale electricity market.

Segment results (EBITDAF less Depreciation and Amortisation) include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Wholesale electricity purchase costs for the retail segment are based on spot prices prevailing in the New Zealand wholesale electricity market at the relevant time, and at the relevant grid exit purchase node. Similarly, the revenues received by the wholesale segment are determined by the spot prices received at the relevant grid injection points.

The cost of gas purchases across the portfolio is allocated between the segments in proportion to consumption. Gas transmission and distribution charges are allocated to the segments within which they are incurred.

Retail segment

The overall performance of the retail segment was negatively impacted by relatively high wholesale electricity prices during the 12 months. Retail electricity purchase costs were $778.9 million for the 12-month period ended 30 June 2006, 103 percent higher than the $384.6 million incurred in the 12-month period ended 30 June 2005.

The average electricity purchase price was $100.81 per MWh for the 12-month period ended 30 June 2006. This was 100 percent higher than the previous corresponding period, when the average electricity purchase price was $50.53 per MWh.

Electricity transmission and distribution charges for the 12 months to the end of June 2006 were $375.6 million, up three percent from the corresponding period in 2005.

Partly offsetting these higher costs was an increase in average revenue per unit of electricity sold of four percent across Contact's retail customer base for the 12-month period ended 30 June 2006, compared with the 12-month period ended 30 June 2005.

The number of retail electricity customers increased from 514,000 as at 31 March 2006, to 515,000 as at 30 June 2006.

Gas revenue from wholesale customers was $76.5 million for the 12-month period ended 30 June 2006, 79 percent higher than for the 12-month period ended 30 June 2005. Increased revenue reflected the higher cost of gas, as well as a 62 percent increase in wholesale gas sales. The increase in wholesale gas sales was primarily due to the expiry in June 2006 of a 12-month contract of approximately 7 PJ with a significant wholesale gas supply customer. This contract has not been renewed.

$ million	12 months ended 30 June 2006 NZIFRS	12 months ended 30 June 2005 Previous NZGAAP	Six months ended 30 June 2006 NZIFRS	Six months ended 30 June 2005 Previous NZGAAP
Retail electricity revenue	$1,080.4	$1,014.1	$529.5	$487.5
Gas revenue wholesale customers	$76.5	$42.7	$35.0	$15.2
Gas revenue retail customers	$107.8	$130.2	$43.1	$59.9
Other retail revenue	$6.9	$5.9	$3.5	$3.8
Total Retail Revenue	**$1,271.6**	**$1,192.9**	**$611.1**	**$566.4**
Retail electricity purchases	($778.9)	($384.6)	($423.5)	($248.8)
Electricity transmission and distribution costs	($375.6)	($365.1)	($181.3)	($175.1)
Gas purchase and transmission	($131.0)	($120.1)	($57.0)	($48.2)
Other operating expenses	($120.2)	($124.1)	($61.8)	($57.6)
Total Operating Expenses	**($1,405.7)**	**($993.9)**	**($723.6)**	**($529.7)**
EBITDAF	**($134.1)**	**$199.0**	**($112.5)**	**$36.7**
Depreciation	($7.6)	($8.6)	($0.2)	($2.9)
Amortisation[1]	-	($12.2)	-	($6.1)
Segment Result	**($141.7)**	**$178.2**	**($112.7)**	**$27.7**
Average electricity purchase price ($/MWh)	$100.81	$50.53	$112.88	$67.36
Retail electricity sales	7,361 GWh	7,213 GWh	3,568 GWh	3,418 GWh
Gas sales wholesale customers	13.8 PJ	8.5 PJ	6.1 PJ	3.3 PJ
Gas sales retail customers	7.0 PJ	9.5 PJ	2.4 PJ	4.1 PJ

1. In accordance with NZIFRS, goodwill is no longer amortised, but is instead subject to an annual impairment test.



Gas revenue from retail customers reduced from $130.2 million for the 12-month period ended 30 June 2005, to $107.8 million for the year ended 2006. Gas customer numbers and volumes continue to reduce as Contact adjusts tariffs to reflect the rising opportunity cost of gas. Contact had 79,000 gas customers as at 30 June 2006 compared with 80,000 as at 31 March 2006.

Other operating expenses in the retail segment reduced from $124.1 million at 30 June 2005 to $120.2 million for the 12 months ended 30 June 2006.

Looking forward to the 12-month period ended 30 June 2007, the company will continue to consider the impact of competitive pressure on customer churn, particularly in light of higher input costs.

Wholesale segment

Low levels of hydro inflows resulted in higher wholesale electricity prices during the 12 months ended 30 June 2006. The average price received by Contact for its generation was $92.84/MWh for the 12-month period ended 30 June 2006, compared with $48.58/MWh for the 12-month period ended 30 June 2005.

These wholesale market conditions – driven by low hydro inflows and storage – reinforced the importance of Contact's thermal and geothermal generation assets in such conditions. Contact's total generation was 11,534 GWh for the 12-month period ended 30 June 2006, up 10 percent on the same period last year. Thermal generation for the 12-month period ended 30 June 2006 was 6,649 GWh, up 41 percent from 4,702 GWh in the previous corresponding period. This increased thermal generation more than offset the reduction in hydro inflows and generation over the 12-month period.

Hydro generation was 3,065 GWh for the 12-month period ended June 2006, down 23 percent on the 12-month period ended 30 June 2005.

Production from Contact's geothermal assets was 1,820 GWh for the 12 months to the end of June 2006, up three percent on the previous corresponding year. Increased production from the Wairakei Binary plant offset reduced production due to declining steam pressure at other geothermal stations in the early half of the year. This decline was mitigated in the second half of the financial year through Contact's steam-winning, drilling and field development programme.

The overall increase in generation resulted in Contact's overall hedge level (retail electricity sales and hedge contracts as a proportion of total actual generation) for the 12-month period ended 30 June 2006 averaging 83 percent, compared with 90 percent for the corresponding 12-month period in 2005.

High levels of thermal generation lifted Contact's internal use of gas for electricity generation to 54.0PJ for the 12-month period ended 30 June 2006, compared with 38.9PJ for the 12-month period ended 30 June 2005. In addition to utilising Maui gas entitlements for the additional generation, gas was also acquired through Contact exercising its rights of first refusal (ROFR) under agreements with the Maui Mining Companies for use at the New Plymouth power station during periods of relatively low hydro inflows and storage. The ROFR arrangements give Contact a right of first refusal to a portion of any additional gas that the Maui Mining Companies may wish to sell over and above their commitments to the Crown and Methanex. These purchases were made at prices that are significantly higher than the levels prevailing in Contact's legacy Maui contracts.

$ million	12 months ended 30 June 2006 NZIFRS	12 months ended 30 June 2005 Previous NZGAAP	Six months ended 30 June 2006 NZIFRS	Six months ended 30 June 2005 Previous NZGAAP
Wholesale electricity revenue	$1,046.2	$544.5	$590.3	$352.1
Steam sales	$9.0	$8.4	$3.9	$3.5
Other wholesale revenue	$2.0	$3.6	$1.5	$1.3
Total Wholesale Revenue	**$1,057.2**	**$556.5**	**$595.7**	**$356.9**
Electricity transmission and distribution	($35.2)	($26.4)	($21.9)	($13.6)
Gas purchase and transmission	($223.4)	($139.9)	($125.2)	($81.3)
Other operating expenses	($108.8)	($102.2)	($60.0)	($53.7)
Total Operating Expenses	**($367.4)**	**($268.5)**	**($207.1)**	**($148.6)**
EBITDAF	**$689.8**	**$288.0**	**$388.6**	**$208.3**
Depreciation	($116.7)	($109.4)	($56.3)	($54.3)
Segment Result	**$573.1**	**$178.6**	**$332.3**	**$154.0**
Average Wholesale Electricity Price ($/MWh)[1]	$92.84	$48.58	$103.33	$63.05
Gas used in internal generation	54.0 PJ	38.9 PJ	27.7 PJ	22.4 PJ
Thermal generation	6,649 GWh	4,702 GWh	3,467 GWh	2,692 GWh
Geothermal generation	1,820 GWh	1,765 GWh	901 GWh	867 GWh
Hydro generation	3,065 GWh	3,982 GWh	1,575 GWh	1,863 GWh
Total generation	11,534 GWh	10,449 GWh	5,943 GWh	5,422 GWh

1. This price excludes contracts for differences.

The increased volume of gas and Contact's use of ROFR gas resulted in higher gas costs (including transmission) of $223.4 million for the 12 months period to 30 June 2006, compared with $139.9 million for the previous corresponding period.

During the 12-month period ended 30 June 2006, Contact experienced higher average gas costs than prior periods. These higher costs resulted from Contact exercising its rights of first refusal (ROFR) under agreements with the Maui Mining Companies to acquire additional gas.

In March 2006, Maui Development Limited (on behalf of the Maui Mining Companies) advised that the further ROFR gas available for sale was assessed to be in excess of 200 PJ. The company is currently in discussions with the Maui Mining Companies potentially to purchase additional ROFR gas from the field on commercial terms.

A seismic survey of Contact's offshore Taranaki exploration permit, PEP38943, was completed in early 2006. Evaluation of that data has largely been completed. Contact has received a three-month extension to the drill commit date on its exploration permit from Crown Minerals, while it continues to evaluate the seismic interpretation and potential partnership arrangements with other companies.

Other Operating Expenses

Other operating expenses for the 12-month period ended 30 June 2006 were $215.4 million. Included in these expenses were $8.7 million of project costs related to the proposed merger between Contact Energy and Origin Energy. This compares to the 12-month period ended 30 June 2005 when other operating expenses were $210.8 million.

Taxation Expense

Tax expense for the 12-month period ended 30 June 2006 was $121.8 million, up 25 percent from $97.2 million for the previous corresponding period.

The effective tax rate for the 12 months ended 30 June 2006 was 30 percent. The difference between the effective income tax rate and the statutory rate is principally due to the non-taxable gain on disposal of subsidiaries.

The effective tax rate for the 12 months ended 30 June 2005 was 35 percent. Under previous NZGAAP, tax expenses did not recognise deferred tax. Therefore income tax expense for the 12 months ended 30 June 2005, under previous NZGAAP, represented current tax payable only.

With the adoption of NZIFRS, the calculation basis for income tax expenses has changed. Looking forward, it is expected that Contact's expected effective tax rate reflected in the income statement is likely to be between 33 percent and 34 percent.

Disposal of Subsidiaries

On 17 October 2005, Contact disposed of its entire interest in Contact Peaker (NZ) Limited and its 100 percent owned subsidiary, Contact Peaker Australia Pty Limited. Contact Peaker Australia Pty Limited leased 40 percent of the generation plant from Valley Power Pty Limited and was a 40 percent partner in the ValCon Joint Venture that operated the generation plant.

Sales proceeds of $70.5 million were received from the disposal. The disposal gave rise to a net gain on disposal of $33.4 million. The net assets disposed of were $37.4 million, which included $8.2 million for the fair value of a derivative instrument, net of deferred tax. Further detail will be provided in Note 19 of the Financial Statements for the 12 months ended 30 June 2006.

Funding and Capital Management

Contact's level of net debt[1] has fallen from $1,037.4 million as at 30 June 2005 to $763.8 million as at 30 June 2006. This reduction in net debt of $273.6 million was primarily due to an increase in Contact's net short-term deposits as the company received cash in excess of that required to satisfy capital commitments.

Total capital expenditure was $139.6 million for the 12 months ended 30 June 2006. Of this, $73.4 million related to business-as-usual capital expenditure, with the remainder applied principally to geothermal development options.

Commitments

Total capital and investment commitments at 30 June 2006 are $154.4 million compared with $181.7 million at 30 June 2005.

Dividend declaration

The Board has resolved to pay a 16 cents per share fully imputed final dividend for the 12 months ended 30 June 2006. This dividend will be paid on 21 September 2006.

1 Calculated as the sum of NZ$ equivalent current and non-current borrowings, finance lease liability and bank overdraft less short-term deposits.

company overview

Contact Energy is one of New Zealand's largest listed companies, and has over 90,000 shareholders, a national staff of around 800 and generation and retail coverage across most of New Zealand.

Retail

Contact Energy:

- Has around 600,000 electricity and gas customers
- Has around 27 percent of New Zealand's total retail electricity market share
- Has around 35 percent of the retail gas market
- Retails electricity and gas under the Contact brand and electricity under the Empower brand
- Runs customer call centres in Levin and Dunedin, and a retail service centre in Lower Hutt.

Generation

- Contact Energy owns 10 power stations across both the North Island and South Island.
- These power stations provide 28 percent of New Zealand's total electricity generation capacity.
- Contact's electricity generation capacity is the most diverse in New Zealand and comes from three main sources: hydro (35 percent); geothermal (15 percent); and natural gas (50 percent)
- Contact is also contracted to operate the Crown-owned reserve generation plant at Whirinaki in the Hawke's Bay, and holds a minority interest in the Oakey Power Station in Australia.



Otahuhu B
combined cycle gas turbine 402MW (estimated)
Otahuhu A
reactive power
Auckland Sales team
New Plymouth
gas-fired steam turbine 300MW (estimated)
Te Rapa
cogeneration 44MW
Contact permit area 38493
Ohaaki
geothermal 105MW
(restricted to 44MW due to steam availability)
Levin Call Centre
Wairakei
geothermal 181MW (including binary plant)
Taranaki Combined Cycle
combined cycle gas turbine 377MW
(with ductburner in operation)
Poihipi
geothermal 55MW
(restricted to 25MW due to resource consent conditions)
Lower Hutt Retail Services Centre
Clyde, Clutha River
hydro 432MW
Roxburgh, Clutha River
hydro 320MW
Dunedin Call Centre

NOTE: Generation capacity is expressed as approximate nameplate rating in megawatts (MW).

KEY

■ Electricity retail area

Contact retails gas throughout the North Island.

Gas and upstream

- In the year ended 30 June 2006, Contact Energy used 54.0 petajoules of natural gas for electricity generation, and supplied 20.8 petajoules to retail and industrial customers.
- In early 2006 Contact completed a seismic survey of its 5,318 square kilometre exploration permit PEP38493, off the Taranaki Coast. Evaluation of that data has largely been completed.



Contact permit area 38493
Pohokura
New Plymouth
TCC
Maui A&B
Kupe



















1 Otahuhu B combined cycle gas turbine (402MW estimated)
Commissioned in 1999, the Otahuhu B Power Station is one of the world's most efficient thermal power stations. Situated in South Auckland, Otahuhu B provides large amounts of reliable electricity directly into New Zealand's largest load centre.
Otahuhu A
Commissioned in 1968, this gas-fired power station now provides reactive power which is required for the stable operation of the electricity transmission system.

2 Te Rapa cogeneration (44MW)
Commissioned in 1999 the Te Rapa cogeneration plant is extremely efficient, using natural gas to generate steam and electricity for Fonterra's Te Rapa factory, with surplus electricity being exported back into the electricity system.

3 Ohaaki geothermal (105MW – restricted to 44MW due to steam availability)
Commissioned in 1989, the Ohaaki Geothermal Power Station features a unique 105 metre high cooling tower. The plant draws geothermal steam from the Ohaaki steamfield.

4 Wairakei geothermal (181MW including binary plant)
Commissioned in 1958, the Wairakei Geothermal Power Station has been providing New Zealand with renewable baseload electricity for nearly 50 years.

5 Poihipi geothermal (55MW – restricted to 25MW due to resource consent conditions)
Purchased by Contact in 2000, the Poihipi Geothermal Power Station is a modern and efficient power station; drawing steam from the Wairakei steamfield.

6 New Plymouth gas-fired steam turbine (300MW)
Commissioned in 1974, the New Plymouth Power Station was, at the time, the largest thermal power station in the country, with five units providing generation capacity of 500MW. New Plymouth now operates three units and has the option of being able to run on fuel oil if required.

7 Taranaki Combined Cycle combined cycle gas turbine (377MW with ductburner in operation)
Commissioned in 1998 in the Taranaki town of Stratford, the Taranaki Combined Cycle Power Station (TCC) is a modern, efficient plant.

8 Clyde hydro (432MW)
Generating electricity from four large turbines, the Clyde Dam and Power Station in Central Otago is the largest concrete gravity dam in New Zealand.

9 Roxburgh hydro (320MW)
This year the Roxburgh Dam marks 50 years of generating electricity. Built in the early 1950s and commissioned in 1956, the Roxburgh Dam and Power Station was the first large scale hydro dam on the Clutha River in Central Otago.

geothermal energy

This financial year has reinforced the fact that, while more renewable electricity generation is desirable, New Zealand also needs a secure and reliable electricity supply. This can be a difficult combination to achieve.

While both hydro and wind generation can produce large amounts of clean, renewable electricity, they also, by their very nature, depend on the weather. As a result they cannot provide reliable, baseload electricity.

Geothermal energy provides the exception – a renewable form of energy that can provide significant amounts of electricity that is 'always on'. Geothermal energy harnesses heat from deep inside the earth and uses steam and hot geothermal water to produce electricity.

In the Taupo area, New Zealand has one of the larger and more spectacular geothermal regions in the world, with capacity to generate significantly more electricity than it currently produces.

Contact is New Zealand's leading supplier of geothermal electricity, with around five percent of New Zealand's total electricity demand met from the company's three geothermal power stations located in the Taupo region.

New Zealand is a world-leader in the development of geothermal electricity generation. Contact's Wairakei geothermal power station was commissioned in 1958 and was the second geothermal power station to be built anywhere in the world.

Contact's Wairakei plant has an installed capacity of 165 megawatts, plus 16 megawatts of additional electricity added through the construction of the Wairakei Binary Plant in June 2005. Through 55 geothermal production wells, the Wairakei plant produces enough renewable electricity to power around 181,000 homes.

Contact's other geothermal power stations at Ohaaki and Poihipi Road are relatively modern plants with a combined available capacity of 160 megawatts (restricted to 69 megawatts due to steam availability and resource consent conditions).

While these three power stations provide New Zealand with large amounts of renewable electricity, the region's geothermal resource can also be harnessed as an efficient and cost effective source of direct heat for industry.

Starting in mid-2005 and completed in June 2006, Contact developed and built a direct heat project to supply the Taupo-based Tenon wood processing plant with up to 20 megawatts of direct geothermal heat for its nine wood-drying kilns.

Previously, natural gas had been burned to generate the heat for these kilns, and the shift to renewable geothermal heat will not only lead to significant energy cost savings at the plant, but also to greater operational efficiencies and reduced environmental impacts.

The project takes geothermal steam and water from two production wells in the Tauhara steamfield to the East of Taupo township, and pipes it 1.5 kilometres into heat exchangers on the Tenon site at Centennial Drive.

Hot geothermal water is then used to heat the wood-drying kilns, with waste water reinjected into the edge of the steamfield nearly two kilometres away.

This project demonstrates how sustainably harnessing geothermal heat can benefit both industry and the environment. Through providing a reliable and renewable alternative energy source, the project gives Tenon a competitive edge and sends clear signals that the Taupo region is an attractive place for industry to invest.

There is huge potential for New Zealand's strong geothermal resource to provide greater levels of renewable electricity and heat at a time when New Zealanders are demanding ever-increasing amounts.

Contact's drilling programme has recently commissioned six new geothermal production wells, and has reinforced the company's confidence in the strength of the resource to continue to provide large amounts of renewable electricity.

Resource consents granted by Environment Waikato would enable Contact to generate more electricity from its Taupo plants. However, the appeal of these consents has constrained Contact's geothermal electricity generation for the last two years.

Contact hopes that the appeals will soon be resolved, allowing the generation of more renewable electricity.

Contact is committed to the ongoing development of geothermal energy in New Zealand. If treated with respect and sustainably managed, our geothermal resource can continue to deliver us the range of benefits we enjoy today, for generations to come.



environment

Contact is committed to minimising its impacts on the natural environment and, over the last year, has continued to take steps to increase the sustainability of the company's operations.

Contact is responsive to the growing awareness of environmental sustainability among its customers, staff and the wider community. Contact also appreciates the importance of energy companies taking a practical lead in addressing the challenges created by climate change and is exploring the range of potential business opportunities responding to these challenges may present.

The company has undertaken a number of new environmental initiatives over the last 12 months.

Sustainable Business Network

In June 2006, Contact joined as a full member of the New Zealand Sustainable Business Network. The Network provides a forum for businesses that are interested in sustainable development practice to "get together and make it happen".

In its statement of intent, the Sustainable Business Network seeks to advance: environmental quality, social equity, economic prosperity, and ethics in business.

The first step that Contact will take as a new member is an audit of the business to identify ways in which Contact can improve its processes and practices. This will be conducted over the next few months. Contact will then embark on a process of refinement and improvement to ensure sustainability remains a business priority.

A boost for solar

The development of solar energy will play an increasing role as a clean, renewable source of energy in New Zealand. While most solar development will continue to occur in the heating of domestic hot water, photovoltaic (PV) solar technology – the creation of electricity to power normal household appliances – is also an emerging technology.

The solar industry has argued that an inability to export surplus electricity generated from PV solar technology back into the national grid is hampering the development of the industry.

In response, Contact reached an agreement with the New Zealand Photovoltaic Association under which its members can sell surplus electricity, generated through solar technology, back to Contact.

While export of solar electricity back into the national grid needs to be approved by the System Operator, Transpower, and at this stage there is no commercial margin for either Contact or a PV supplier in this activity, this is a positive step towards understanding and developing New Zealand's solar industry.

In August 2006, Contact was invited to the launch of a cutting-edge eco-home in Auckland. The 1930s Art Deco home has been extensively retro-fitted with insulation and energy-efficient appliances and uses photovoltaic solar technology. As a Contact Energy customer, this household is able to sell surplus electricity back into the electricity network. *See photo next page.*





Harnessing renewable heat from the earth

In June 2006, Contact Energy completed and commissioned an innovative direct heat project at Tenon's Taupo Wood Processing Plant. This project is profiled in the *Geothermal Energy* section on page 18.

The Wairakei Environmental Mitigation Charitable Trust

The Wairakei Environmental Mitigation Charitable Trust administers $1 million of funding made available by Contact Energy to develop and manage a range of environmental projects in the Taupo region under the company's resource consent obligations. The Trust includes members from Fish and Game, the Department of Conservation and Contact Energy, and was established as a part of Contact's resource consents for geothermal electricity generation in Taupo.

The Trust is making good progress in a $115,000 project to eradicate wild pines in the unique Te Kopia Geothermal area in Taupo.

The Department of Conservation (Rotorua) is leading the Te Kopia pine eradication project, and is now in the final stages of poisoning the pines on the reserve. Eradicating wild pines from the area will protect the large colonies of rare ferns, Dicranopteris linearis, and the rare bearded orchid, Calochilus robertsonii, that can be found there.

The Trust is also considering a proposal to develop a nationally significant wetland area near the Ohaaki Hardcastle Lagoon beside the Waikato River.

Greenhouse gas emissions

Contact is New Zealand's largest user of natural gas for electricity generation. Contact recognises that climate change is a significant global issue and that greenhouse gas emissions are a contributing factor.

Contact's combined cycle gas turbine power stations – Otahuhu B and the Taranaki Combined Cycle Plant – are the most efficient gas-fired plants in the country, and among the most modern in the world.

Natural gas is the cleanest burning thermal fuel, with less than half the CO_2 emissions of coal and no smoke or ash by-products.

South Island hydro storage was at a 29 year low in the 12 months to the end of June, and Contact's gas-fired power stations were required to run hard to cover a shortfall in hydro generation.

Contact's thermal generation plant produced 41 percent more electricity in the 12 months to the end of June in 2006 than in the same period for 2005. As a result, Contact's CO_2 emissions increased from 2.2 million tonnes in the year to the end of June 2005, to 3 million tonnes to the end of June 2006.

Contact's gas-fired power stations play a critical role in New Zealand's energy mix. Contact also acknowledges the need to limit or offset CO_2 emissions where practicable. Contact is actively investigating a range of new measures through which Contact's net carbon emissions can be managed and reduced.

Healthy Homes and Energy Efficiency

Through the Contact Energy Healthy Homes energy efficiency programme, Contact has helped insulate over 2,500 New Zealand homes; helping reduce energy demand, manage power bills and keep thousands of New Zealanders warmer, drier and healthier. See the *Contact Energy Healthy Homes* feature on pages 22 to 23 for more details.



Contact Energy Greenhouse Gas Emissions
3500
0
700
0
000 Tonnes of CO2
Tonnes per Gigawatt Hours of Generation
Sep 01
Sep 02
Sep 03
Sep 04
Jun 05
Jun 06
Period ended*
Thermal Emissions
Geothermal Emissions
Emissions per all Generation GWh
Emissions per Thermal GWh

*Reporting period is 12 months ended 30 June 2006; nine months ended 30 June 2005; and, for prior periods, 12 months ended 30 September.

contact energy healthy homes

In March this year the Contact Energy Healthy Homes programme was named as the Supreme Winner of the EnergyWise Energy Efficiency Awards in Auckland.

The winning of this award was welcome recognition of the difference the Contact Energy Healthy Homes programme is making in New Zealand.

The Contact Energy Healthy Homes programme promotes the benefits of warm, dry and energy efficient homes. Since it was launched in early 2005, it has evolved into a fully integrated programme, combining the 'Tui and Beatrice' public awareness advertising campaign, the company's major health sponsorships, and strong support for community-based projects which further demonstrate the health, comfort and cost saving benefits of well insulated, energy efficient homes.

Contact now directly supports more than 10 regional healthy homes projects which provide free or low-cost insulation retrofits of previously cold, damp and draughty homes. Under these projects, people on low incomes, or those suffering from respiratory illness, are referred to the scheme by social service agencies.

Through Contact's support for the healthy homes retrofit programme, close to 2,500 homes have been fully insulated at little or no cost to the occupiers. The benefits of the scheme are profound, with residents reporting much higher levels of comfort from living in a warm, dry house, improved health outcomes and reduced energy bills.

Home retrofitting projects supported by Contact Energy are under way in Dunedin, Christchurch, South Canterbury, Nelson, Kapiti / Horowhenua, Hawke's Bay, Wellington / Hutt Valley, Taranaki, Gisborne, and the Ngati Kahungunu rohe from Wairoa to the Wairarapa.

Contact works in partnership in these schemes with the Energy Efficiency and Conservation Authority (EECA), a number of local authorities, community trusts, electricity network companies and district health boards.

Contact is currently surveying all of the households which have received insulation retrofits through the healthy homes retrofit programme. Collecting in-depth data from families both before and after insulation is fitted to their homes will provide valuable information to enhance the effectiveness of future projects. Contact will share these insights with key stakeholders at both a national and local level.

Over the first half of 2006 Contact added two new projects to the healthy homes retrofit programme – a project with Ngati Kahungunu, covering the East Coast of the North Island, and a project with Community Energy Action in Christchurch which is insulating the homes of people aged over 70.

This year Contact also launched an interactive healthy homes website **www.positive-energy.co.nz** which enables households to input data specific to their homes and determine what steps they can take, and at what cost, to make their homes warmer, drier and more energy efficient.

In conjunction with some strong retail customer offers for discounted insulation and energy efficient appliances, in partnership with Mitre 10 and Farmers, Contact has delivered a very strong, integrated energy efficiency offer to its customers and the wider community.

Some 400 homes have been fitted with modern, energy efficient heating systems thanks to Contact's support for the University of Otago's Housing and Health Research Group's study into the links between respiratory illnesses, heating choices and the home environment.

Contact is also the principal sponsor of the New Zealand Asthma and Respiratory Foundation, helping the organisation tackle New Zealand's extremely high rate of childhood asthma.

Contact is leading New Zealand in promoting warmer, drier and healthier homes, and the cost savings that come with well-insulated homes.

Contact Energy Healthy Homes – bringing genuine positive energy to our homes and regions.

The Contact Energy Healthy Homes programme has been recognised as an integrated campaign which is delivering real results. In presenting Contact with its Supreme EnergyWise Award earlier this year, EECA Chief Executive Heather Staley said,

"Contact Energy thought about what would actually work for people, and they tailored the project to make energy efficiency easy. Delivering better value for the same energy bill benefits their customers and makes good business sense for them".



board of directors

1 · 2 · 3



4 · 5 · 6



1 Grant King Chairman

Grant King joined the Contact board in October 2004. He has been Managing Director of Origin Energy Limited since its demerger from Boral Energy in February 2000 and was Managing Director of Boral Energy from 1994. Prior to joining Boral, he was General Manager AGL Gas Companies. Grant King is a Director of Envestra Limited and Chairman of Energy Supply Association of Australia Limited. He is a Councillor of the Australian Petroleum Production and Exploration Association and the Australian Graduate School of Management. He has a Civil Engineering degree and a Master of Management.

2 Phillip Pryke Deputy Chairman and Independent Director

Phil Pryke was Chairman of Contact Energy from its establishment in 1995 until October 2004 when Grant King was appointed Chairman. Phil Pryke is a director of Macquarie Goodman (NZ) Limited, Macquarie Goodman Property Aggregated Limited and Co-Investor Capital Partners Pty Limited. His previous roles include Vice President, Global Sales and Client Solutions – Asia Pacific at Electronic Data Systems (EDS), Chief Executive of Nextgen Networks and Chief Executive Officer of Lucent Technologies Australia Pty Limited. He holds an Economics degree from the University of Sydney.

3 John Milne Independent Director

John Milne has been a director of Contact Energy since Contact's establishment in 1995. He is a Director of The New Zealand Wine Company Limited, an Independent Member of the Wellington City Council Audit & Risk Management Sub-Committee and Chairman of The He Huarahi Tamariki Trust. He has held a number of directorships and senior management positions, including with Shell International in London and the Far East, and Deputy Chief Executive Officer and Vice President Finance in the Philippines. A Chartered Accountant and a Fellow of the Institute of Directors, he holds a Master of Arts (Cambridge) and a Bachelor of Commerce (NZ) degree.

4 Bruce Beeren Director

Bruce Beeren joined the Contact board in October 2004. With over 30 years' experience in the energy industry, he was establishment Chief Executive Officer of Victorian Energy Networks Corporation and held a number of senior management positions at AGL and Origin Energy Limited. He is a director of Origin Energy Limited, Envestra Limited, Coal & Allied Industries Limited, Baycorp Advantage Limited and Equipsuper Pty Limited, and is a former director of NGC Holdings Limited. He holds Science and Commerce degrees and a Masters of Business Administration, and is a Fellow of CPA Australia and the Australian Institute of Company Directors.

5 Karen Moses Director

Karen Moses joined the Contact Board in October 2004. She is Chief Operating Officer, Australia of Origin Energy Limited. Karen Moses has over 20 years' experience in the energy industry in Australia and overseas and has been a director of Rockgas Limited in New Zealand since 1999. She is a Director of Victorian Energy Networks Corporation, Energy and Water Ombudsman (Victoria) Limited and the Centre for Engineering Leadership and Management and is a member of the Australian Institute of Energy and the Australian Institute of Company Directors. Karen Moses holds an Economics degree and Diploma of Education from the University of Sydney.

6 Tim Saunders Independent Director

Tim Saunders was elected to the Board of Contact Energy in 2000, having also been on the Board from 1995 until 1998. He is on the Australasian Advisory Board of LEK Consulting and is a consultant to Northington Partners Limited. He is an accredited Fellow of the Institute of Directors and his current directorships include Feltex Carpets Limited (Chair), Pyne Gould Corporation Limited, Solid Energy NZ Limited (Chair), Calan Healthcare Properties Limited and Global Corporate Credit Limited. He holds a Master of Business Administration (Columbia) and a Commerce degree in Economics (Cape Town).

senior management



David Baldwin
Chief Executive Officer

David Baldwin was appointed Chief Executive Officer in May 2006. Prior to joining Contact, he was based in Hong Kong overseeing the energy asset interests of Ritchie Capital, a US investment fund. Before that, David held senior roles at MidAmerican Energy Holdings, a US-based global energy company, and Shell in New Zealand and the Netherlands. David holds a Master of Business Administration and an Engineering degree.



Jon Hare General Manager - Corporate Development

Jon Hare joined Contact in January 2005 and is responsible for Contact's medium to long term fuel supply arrangements, sales and marketing, brand development and risk management. Jon has over 15 years' experience in energy trading, project development and consultancy in the electricity and gas markets in the United Kingdom and Australia, including nine years at Origin Energy Limited. Jon holds a Science (Hons) degree in Mathematics with Economics (Sussex).



Kim Josling Chief Financial Officer

Kim Josling joined Contact in mid-2002 and is the company's Chief Financial Officer. Prior to joining Contact, Kim Josling was a senior manager with Deloitte. Kim has wide experience in the audit, advisory and consulting sectors - primarily in the energy, manufacturing and distribution industries. Kim is a Chartered Accountant and has a Business Studies degree.



Jos Kunnen Chief Information Officer

Jos Kunnen joined Contact in October 2004 and is responsible for the delivery of the company's information technology services. Prior to joining Contact he was General Manager of Hewlett-Packard Consulting Australasia - responsible for providing technology solutions to businesses in highly competitive sectors. Jos has wide experience in the effective management and delivery of technology services and holds a Master of Business Administration and an Electrical Engineering degree.



Ross O'Neill General Counsel

Ross O'Neill joined Contact in July 2003 and is responsible for Contact's governance, including the company secretariat, legal, insurance, audit and risk assurance. Prior to his appointment, Ross was a partner with a major New Zealand law firm. Ross holds a Law degree and is a member of the Institute of Directors and the executive committee of the Listed Companies Association.



David Thomas General Manager – Operations

David Thomas joined Contact in July 1996 and is responsible for managing Contact's existing generation interests, its generation development activities, and its environmental activities and land portfolio. David's broad energy sector experience includes roles at BP and Fletcher Challenge in New Zealand and overseas. David holds degrees in Science and in Engineering (Hons)(Chem) and is a member of the Institute of Directors.



Mark Trigg General Manager – Trading

Mark Trigg joined Contact in 1998 and is responsible for wholesale trading, portfolio management, transmission and account-managed sales activity. Prior to joining Contact, Mark worked for 10 years in the financial markets sector in trading, risk management and corporate finance roles. Mark holds an Engineering degree (Chem & Materials) and has undertaken senior executive training at Columbia University, USA.



Tom Young General Manager – Retail Operations

Tom Young joined Contact in 1998 and is responsible for Contact's retail operations including customer service delivery. His extensive experience in the energy sector includes roles in generation operations, retail services, network management, sales and marketing, corporate and major project development. Prior to joining Contact, Tom held senior management roles in Stratford Power, Electra and CoalCorp. He holds a Commerce and Administration degree.

governance

Company

Contact Energy Limited is a limited liability company registered under the New Zealand Companies Act 1993.

The company is listed, and its shares are quoted, on the New Zealand Stock Market (NZSX). The company's listing is under the ticker "CEN".

Contact is required to amend its constitution at the 2006 Annual Meeting in order to reflect changes to the NZSX Listing Rules. Details about the new constitution are set out in the Notice of Annual Meeting and a copy of the proposed new constitution, marked up to show the changes, is available on the company's website at www.contactenergy.co.nz, or on request.

Dividend Policy

Contact's dividend policy is to maintain or grow dividends on a year to year basis while targeting an average net surplus payout of approximately 80 percent over time.

Ethics

Contact's Code of Ethics sets out the ethical and behavioural standards expected of the company's directors, employees and contractors.

The Code of Ethics encapsulates Contact's vision to be the most respected integrated energy business in Australasia. To achieve this vision, Contact promotes the following values (presented in no particular order) in all its activities. Contact strives to:

- provide a healthy, safe and rewarding work environment;
- be an industry leader;
- be a strong and honest competitor in the energy sector;
- be a responsible corporate citizen;
- be respectful of the environment;
- provide quality service and fair treatment to customers; and
- deliver value to shareholders.

The Code of Ethics also sets out expected standards relating to conflicts of interests, fair dealing, use of information and property, and compliance with laws and policies.

Contact has established internal procedures to monitor compliance with the Code of Ethics. Every six months, a report is provided to the Board Audit Committee highlighting any matters raised by staff under the Code of Ethics. In the financial year ended 30 June 2006, there were no matters reported or known breaches of the Code of Ethics.

A copy of the Code of Ethics is available on the company's website at www.contactenergy.co.nz, or on request.

Health and Safety

Health and Safety is a key priority for staff and management at Contact. Health and Safety is an integral factor in assessing management's achievement of annual goals, which are measured against key performance indicators.

Contact has recently completed a detailed audit of safety processes across all sites. After reviewing audit findings and current performance, Contact has adopted a new safety policy, with the goal of being a leader in the field of health and safety management within Australasia. To achieve this goal, a three year strategy is being developed. This includes:

- improvement of the health and safety management system and associated procedures;
- senior management being heavily involved in new safety initiatives;
- increased investment in safety training to cement improved processes and drive a culture change;
- review and integration of IT support tools;
- improved health and well-being processes; and
- improvement of a range of health and safety performance measures to provide assurance that safety processes are effective.

Whistleblowing Policy

Contact's whistleblowing policy facilitates the disclosure and impartial investigation of any serious wrongdoing. This policy advises employees of their right to disclose serious wrongdoing, and sets out Contact's internal procedures for receiving and dealing with such disclosures. The policy is consistent with, and facilitates, the Protected Disclosures Act 2000.

Role of the Board of Directors

The Board is responsible for setting the strategic direction of Contact, its ultimate goal being to protect and enhance the value of Contact's assets and business in the interests of the company and all of its shareholders. The Board's role includes approving the

budget and strategic plan, approving major investments, monitoring financial performance of the company including approval of half year and annual financial statements and reports, appointing and reviewing the performance of the Chief Executive Officer, ensuring the integrity of corporate governance and overseeing Contact's commitment to its values.

The Board has delegated certain of its powers to sub-committees of the Board, and the day-to-day management of the company to the Chief Executive Officer. The ambit of these delegations is documented in the sub-committee charters, the company's Delegations Policy, and by relevant minuted resolutions of the Board.

The Board has a statutory obligation to reserve to itself responsibility for certain matters, such as the payments of distributions and the issue of shares. It also reserves responsibility for significant matters, including those described above, such as the approval of business plans and budgets and the incurring of significant obligations. In addition, under the Companies Act 1993 and the NZSX Listing Rules, Contact is required to seek the approval of its shareholders prior to entering into certain types of transactions.

The Board's role, responsibilities, operation, composition, delegations and committees are set out in Contact's Board Charter. A copy of the Board Charter is available on Contact's website at www.contactenergy.co.nz, or on request.

Operation of the Board

The Board meets regularly on a formal scheduled basis and otherwise as required. The Board Charter requires the Board to meet at least nine times each year. The Chairman and the Chief Executive Officer establish the agenda for each Board meeting. Each month, as a standing item, the Chief Executive Officer (assisted by the senior management team) prepares a report to the Board that includes disclosure of Health and Safety incidents and a summary of the company's activities, together with financial and other reports. In addition, the Board receives regular briefings on key strategic issues from management, either as part of the regularly scheduled Board meetings, or in separate dedicated sessions.

The company operates a dedicated, secure website for directors, which assists in the secure and timely dissemination of information, and provides a repository for key Board information.

New directors appointed to the Contact Board receive induction training. This training primarily involves written and oral presentations by the Chief Executive Officer and senior management team on the key strategic and operational business issues facing Contact.

Compliance with NZX Best Practice Code and Other Guidelines

Contact complies fully with the corporate governance principles set out in the NZX Corporate Governance Best Practice Code.

Contact also complies with all of the principles in the Securities Commission's Corporate Governance in New Zealand Principles and Guidelines.

One of the Securities Commission's corporate governance principles is that there should be a balance of independence, skills, knowledge, experience, and perspectives among its directors so that the Board works effectively. Contact considers that it complies with this principle for a number of reasons including because:

- the members of its Board hold substantial and diverse business and energy-industry experience;
- the Board comprises an equal number of independent directors and Origin Energy-associated directors;
- the Chairman does not hold a casting vote; and
- the Board regularly assesses its performance to ensure that constructive working relationships are maintained.

The Securities Commission includes as a guideline relating to this principle that the Chairman should be an independent director. Contact departs from this guideline because its Chairman, Grant King, is not an independent director. Despite this departure, for the



reasons set out above, Contact is satisfied that it complies with the Commission's principle.

A table summarising Contact's compliance with the NZX Corporate Governance Best Practice Code and the Securities Commission's Corporate Governance in New Zealand Principles and Guidelines is available on Contact's website at www.contactenergy.co.nz or on request.

Board Composition

The composition of the Board has remained the same throughout the financial year. As at 30 June 2006 the Board comprises six members as follows:

Grant King	Chairman and Origin Energy Associate
Phillip Pryke	Deputy Chairman and Independent
Bruce Beeren	Origin Energy Associate
John Milne	Independent
Karen Moses	Origin Energy Associate
Tim Saunders	Independent

Biographies of the current directors are set out in the *Board of Directors* section of this report.

The NZSX Listing Rules and Contact's constitution require Contact to have a minimum of two independent directors. In order to be an independent director, a director must not be an executive of the company, or have a "Disqualifying Relationship". Having a "Disqualifying Relationship" includes (but is not limited to):

- being an associated person of a substantial security holder of the company (in Contact's case, the Origin Energy Group), other than solely as a consequence of being a director of Contact; or
- having a relationship (other than the directorship itself) with the company or a substantial security holder of the company by virtue of which the director is likely to derive, in the current financial year of the company, a substantial portion of his or her annual revenue (excluding dividends and other distributions payable to all shareholders).

The Board has confirmed that at the end of the financial year Phillip Pryke, John Milne and Tim Saunders each held (and still hold) no "Disqualifying Relationship" with Contact, and are therefore each independent directors. This is because none of these directors falls within the definition of "Disqualifying Relationship" and in particular none of these directors is an associated person of a substantial security holder of the company, nor has any relationship with the company or a substantial security holder of the company by virtue of which they derive any revenue, other than their respective Contact directorships and shareholdings.

Grant King, Bruce Beeren and Karen Moses are not considered to be independent directors by virtue of being associated persons of substantial security holder, Origin Energy. Grant King, Bruce Beeren and Karen Moses were therefore not independent directors as at 30 June 2006.

Contact's constitution requires at least two directors to be ordinarily resident in New Zealand. John Milne and Tim Saunders satisfy this requirement.

The constitution also requires a minimum of one-third of directors (other than one executive director and any directors appointed to fill a casual vacancy) to retire at each Annual Meeting and, if appropriate, stand for re-election. The Board has determined that Grant King and Bruce Beeren will retire and stand for re-election at the 2006 Annual Meeting. No directors were appointed to fill a casual vacancy during the financial year.

Conflicts of Interest

Where any Contact director has a conflict of interest or is otherwise interested in any transaction, that director is generally required to disclose his or her conflict or interest, and thereafter will normally not be able to participate in the discussion, nor vote in relation to the relevant matter. The company maintains a register of disclosed interests.

Board Assessment

Contact's Board follows a practice of reviewing the performance of the Board as a whole and the Board committees every two years, and of reviewing the performance of those directors standing for re-election at the next Annual Meeting every year. In July 2005, in accordance with this practice, Contact undertook a formal assessment of the Board and the Board committees. In August 2006, Contact undertook a review of the performance of Grant King and Bruce Beeren, being those directors required to retire and stand for re-election at the 2006 Annual Meeting.

Board Committees

The Board has three formally constituted committees – the Board Audit Committee, the Remuneration Committee and the Nominations Committee. Copies of the Charters for these Committees are available on the company's website at www.contactenergy.co.nz or on request.

Other committees of the Board are formed as and when required. For example, in the year ended 30 June 2006, an Independent Directors' Committee comprising Phil Pryke, John Milne and Tim Saunders was formed and met regularly to evaluate the proposed merger between Contact and Origin Energy.



Remuneration

The Remuneration Committee at the end of the financial year comprised Phil Pryke (as Chair), Grant King and Tim Saunders. The Remuneration Committee's primary purposes are to review directors' fees, the Chief Executive Officer's remuneration package and performance and the policy for remuneration of senior management in order to ensure that they best advance the business objectives of the company. These reviews form the basis of recommendations to the Board. The Remuneration Committee met a number of times during the financial year to assess, and make recommendations to the Board about, a variety of remuneration issues relating to the Chief Executive Officer and Contact employees. Details of directors' remuneration arrangements are set out in this section under the heading *Directors' Remuneration.*

Nominations

The Nominations Committee at the end of the financial year comprised Grant King (Chair), Phil Pryke and Tim Saunders. The Nominations Committee's primary purpose is to ensure Contact has formal and transparent processes for the nomination and appointment of directors to the Board, and it also attends to other matters put to it, including director performance assessment and Chief Executive appointment. The Nominations Committee met twice during the financial year to consider a variety of issues, including to oversee the process for appointment of the Chief Executive, the formal assessment of the Board and Board Committees, and the assessment of Phil Pryke and John Milne's performance as directors ahead of their standing for re-election at the October 2005 Annual Meeting.

Board Audit

The Board Audit Committee (BAC) at the end of the financial year comprised John Milne (as Chair), Tim Saunders and Bruce Beeren. John Milne is a qualified Chartered Accountant and Bruce Beeren is a fellow of CPA Australia. All members of the Committee are non-executive directors.

The BAC's purpose is to oversee Contact's financial policies and to monitor the quality of financial reporting and financial management. The BAC is responsible for approving the annual internal audit work programme and monitors the roles, responsibilities and performance of external and internal audit and makes recommendations to the Board.

The Chief Executive Officer attends each quarterly BAC meeting at the invitation of the BAC. At the conclusion of each meeting and at any other time the BAC requires, the BAC meets separately with the head of internal audit, Contact's external auditors and the Chief Financial Officer without any other members of management being present.

Auditor Independence

The Board Audit Committee (BAC) is responsible for considering and making recommendations to the Board regarding any issues relating to the appointment, dismissal or resignation of the external auditor.

The Board prohibits the external auditor from consulting to Contact on matters that could be regarded as compromising audit independence.

The BAC requires the external auditor to confirm annually that it has complied with all professional regulations relating to auditor independence. Specifically, the external auditor is required to confirm its commitment to strict procedures to ensure that:

- the external auditor, its partners, and current audit team do not have any financial interest in Contact;
- the superannuation fund of the partners or staff of the external auditor does not hold any direct financial interest in Contact;
- there are no business interests between Contact and the external auditor including no outsourcing arrangements for the management/administration of staff/partner superannuation funds; and
- no fee paid by Contact to the external auditor is paid on a contingency basis.

In addition, the senior external audit partner and peer review partner must rotate after a maximum of



five years, with suitable succession planning in place.

The BAC is responsible for determining whether potential engagements of the external auditor are appropriate, documenting decisions and recommending to the Board accordingly.

The Chief Financial Officer is responsible for the day-to-day relationship with the external auditor, while individual business units have a direct responsibility for their relationship with the external or internal auditor, ensuring provision of timely and accurate information and full access to company records.

Attendance at Meetings

During the financial year ending 30 June 2006, the Board met 13 times. The table below sets out attendance at meetings for all directors.

Director	Board Attendance (scheduled and special purpose)	Committee Attendance Audit	Remuneration	Nominations	Independent Directors
Grant King	13	N/A	3	2	N/A
Phillip Pryke	13	N/A	3	2	17
Bruce Beeren	12	4	N/A	N/A	N/A
John Milne	12	4	N/A	N/A	17
Karen Moses	12	N/A	N/A	N/A	N/A
Tim Saunders	11	4	3	2	17

Directors' Restricted Share Scheme

Contact operates a directors' restricted share scheme (Directors' Share Scheme), to improve the alignment of directors' and owners' interests. Those directors participating in the Directors' Share Scheme receive one third of their pre-tax base directors' fees by way of Contact restricted shares.

The directors participating in the Directors' Share Scheme during the financial year were Phillip Pryke, Bruce Beeren, John Milne and Tim Saunders.

Grant King and Karen Moses have not been offered participation in the scheme because, as executives of Origin Energy, they do not receive their director's fees personally, and so they cannot be incentivised in the manner intended by the scheme.

Under the Directors' Share Scheme, at the end of each quarter Contact pays to a trustee on behalf of each participant one third of the pre-tax base remuneration accrued by the participant during that quarter. The trustee uses the payment to purchase Contact shares on-market through a broker. This trading may only take place during a period which is not a specified blackout period to ensure compliance with the company's securities trading and disclosure policy.

The trustee is then required to hold the shares purchased until the earlier of three years from the commencement of the quarter immediately following the quarter in which the fees were accrued, and the date of the director ceasing to hold office. On transfer by the trustee to the participant at this time, the participant is entitled to sell the shares, subject to securities trading and disclosure policy requirements. Throughout the time that the shares are held by the trustee, the participant is entitled to receive distributions and participate in other rights attaching or accruing to the restricted shares, subject to any particular restrictions set out in the Directors' Share Scheme or elsewhere.

During the financial year ended 30 June 2006, Contact provided financial assistance in connection with the establishment and ongoing operation of the scheme. A disclosure document relating to the financial assistance to be provided over the next 12 months is located on pages 46 to 49 of this report.

Directors' Remuneration

The current total directors' fee pool is $770,000 per annum. $722,000 per annum of the pool was distributed in the year ended 30 June 2006 as follows:

- Chairman - $180,000 per annum;
- Deputy Chairman - $135,000 per annum;
- Other Board members - $90,000 per annum; and
- Committee members - $47,000 of which $25,000 is distributed to the Board Audit Committee Chairman, and the balance distributed at the Board's discretion.

In addition, at its meeting of 17 February 2006, the



Board resolved that the Committee fee pool for the financial year be increased (up to the level of the total cap of $770,000 per annum) and that the members of the Independent Directors' Committee be entitled to receive the following additional fees for their additional workload associated with Contact's proposed merger with Origin Energy:

Independent Directors' Committee Chairman (Phil Pryke):	$28,000
Each other Independent Directors' Committee Member:	$10,000.

Senior Executive Remuneration

David Baldwin was appointed Chief Executive Officer of Contact Energy on a secondment basis from Origin Energy Industries Limited on 1 May 2006. During the term of the secondment, Contact will reimburse Origin for the cost of David Baldwin's salary and other employment benefits. The salary component comprises fixed compensation of $650,000 per annum and variable compensation up to a maximum of 110 percent of fixed pay in a mix of short and long term incentives.

In the year ended 30 June 2006, Contact's senior management team's remuneration comprised base salary and incentives based on achieving short and long term goals. Some members of the senior management team also participate in a long term incentive (LTI) scheme.

The primary objectives of the LTI scheme are to increase the alignment between participants and shareholders, and to reward participants for creation of shareholder wealth. The scheme recognises that long term incentives form a core part of the remuneration package for comparable senior executive roles, and reflects a need to ensure that Contact's remuneration practices remain competitive.

The first two measurement periods for the LTI scheme end on 30 June 2007. Accordingly, if the relevant performance hurdles are met for those measurement periods, participants' shares will be purchased on-market and vest with each participant. Therefore, within the next 12 months Contact may provide financial assistance for both the purchase of the shares on-market and in connection with the ongoing operation of the LTI scheme. A disclosure document relating to this financial assistance is located on pages 46 to 49 of this report.

In June 2006, the company restructured its senior management team. Accordingly, many members of the senior management team do not currently participate in the LTI scheme. In parallel with the senior management team restructure, Contact is currently undergoing a review of the company's remuneration policy for its senior executives. The outcome of the remuneration review has not yet been finalised, but is likely to continue to involve a base salary, short term incentives and some form of long term incentive scheme.

Shareholder Relations

Contact has a diverse shareholder base comprising a large offshore majority shareholder, institutional investors, and a large number of New Zealand-based retail shareholders, many of whom have been holders of Contact's shares since listing. Origin Energy Limited, an Australian-based integrated energy business, owns (through its subsidiaries) 51.4 percent of Contact and therefore has a controlling interest in the company. Origin Energy acquired its interest in Contact in October 2004 and currently has three directors appointed to the Contact Board.

The Manager, Corporate Services is responsible for investor relations. In addition, the Chief Executive Officer and other members of the senior management team regularly meet with investors to inform them about the company.

Contact's goal is to communicate its investment profile to investors effectively. The company maintains high standards of corporate governance, especially in relation to the NZX continuous disclosure regime, ensuring high quality and uniform disclosure of market sensitive information.

In practice, Contact supports this behaviour by providing regular and consistent reporting and frequent



investor presentations, which are also published on the company's website. Contact also recognises the New Zealand Shareholders' Association in its role as a small investor advocate in the New Zealand market, and works with the Association where appropriate opportunities arise.

Contact encourages shareholder participation at Annual Meetings, and provides a forum whereby shareholders can submit written questions to be addressed at the Annual Meeting. Contact webcasts Annual Meetings, and makes the minutes of the meeting available on its website. Contact's 2006 Annual Meeting will be held at the Ellerslie Events Centre, Ellerslie Racecourse, 80-100 Ascot Avenue, Greenlane, Auckland on Thursday 19 October 2006, commencing at 10:30am.

Share Top Up Plan

The Share Top Up Plan provides shareholders holding 5,000 or fewer shares with the opportunity to acquire additional shares funded by their regular dividend payments. Participation in the Plan is available to all shareholders who are resident in New Zealand or Australia, who hold 5,000 or fewer shares and who are not directors or associated persons of directors of Contact. The shares required for the Share Top Up Plan are purchased, on behalf of the participating shareholders, by ABN AMRO Craigs. No transaction fee is charged to those shareholders who elect to participate.

The Plan first applied to the final dividend paid in respect of the financial year ended 30 September 2003. As at 30 June 2006, more than 40,000 shareholders had taken up the opportunity to participate in the Plan.

More detail about the Plan, including a full description of its terms and conditions, is available on Contact's website at www.contactenergy.co.nz or on request.

During the financial year ended 30 June 2006, Contact provided financial assistance in connection with the ongoing costs associated with the Plan. A disclosure document relating to the financial assistance to be provided over the next 12 months is located on pages 46 to 49 of this report.

Financial Reporting

Contact elected early adoption of the New Zealand equivalents to International Financial Reporting Standards (NZIFRS). Due to the higher level of complexity under the new accounting standards, in August 2005 the Board determined that the significant additional work and cost associated with quarterly reporting was no longer warranted.

As a result, the company moved to twice-yearly financial reporting. However, the company continues to supply a suite of operational data on a quarterly basis.

The annual and half year reports are posted on Contact's website and are also sent to shareholders, unless they elect otherwise pursuant to the Companies Act 1993, in which case they receive annual financial statements only. The annual financial statements are audited.

The Chief Executive Officer and Chief Financial Officer have provided the Board with written confirmation that the company's financial statements have been prepared in accordance with standard accounting practice and in all material respects present a true and fair view of the financial position of the group as at 30 June 2006.

Public Release of Material Information

Contact has established a procedure to govern the release of material information to NZX under continuous disclosure requirements. This process requires Contact's management, including the General Counsel and the Manager - Corporate Services, to approve all releases. Contact has also developed processes for the public release of information, and the publication of information on the company's website (internet and intranet).

Origin Group - Information

Contact has strict procedures in place which govern the provision of any information it shares with Origin Energy Limited, Contact's parent company. Contact and Origin have entered into an agreement under which Origin is entitled to request limited information from



Contact to enable Origin to comply with its group legal, regulatory and reporting requirements.

Such information is only provided to Origin at prescribed times, must be used for the purposes specified in the agreement, and disclosure to Origin's management is limited to specified individuals. Contact's independent directors may determine to not release information requested by Origin if, for example, such disclosure would be a breach of New Zealand law or any applicable listing rules, or if such disclosure would not be in the best interests of Contact.

The Board has not authorised any director to use or disclose information to any person under section 145 of the Companies Act 1993.

Contact and Origin look for opportunities to make the most cost-effective and value-enhancing use of their respective resources. Where this necessitates the sharing of resources and information, these are subject to appropriate agreements and the usual confidentiality restrictions and where necessary are approved by the independent directors. However, pursuant to the NZSX Listing Rules, if a transaction exceeds 0.5 percent of Contact's average market capitalisation (for services) or 5 percent of Contact's average market capitalisation (for other transactions), minority shareholder approval must be obtained.

Securities Trading and Disclosure Policy

In late 2005, Contact took the opportunity to revise its insider trading policy following the change in the company's financial year. As a result, the Board approved a new securities trading and disclosure policy that, like the previous insider trading policy, applies to all directors and employees of the company. Under the policy, directors and employees may not trade company shares when they have material information that is not publicly available. In addition:

- directors and specified employees may not trade during the period between 1 December and the date of the announcement of Contact's half year results to NZX (inclusive) or during the period between 1 May and the date of the announcement of Contact's full year results to NZX (inclusive); and
- strict adherence to specified procedures must be followed in order to obtain the company's consent to any trade of company shares by directors and specified employees.

Treasury Policy

Contact has a treasury policy to manage interest rate, foreign exchange, liquidity and foreign investment risks. The policy approves the use of certain instruments for risk management purposes, and it prohibits any activity that is purely speculative in nature. It also sets out exposure limits, delegated authorities and internal controls. The Chief Executive Officer commissions an independent review of the treasury function for the Board every three years and this was last completed in August 2004.

Risk Management and Internal Audit

A Risk Management Committee is responsible for monitoring the ongoing effectiveness of risk management activities and provides assurance to the Board Audit Committee (BAC) that there is an effective framework in operation over risk-related activities. The Risk Management Committee monitors trends in the company's risk profile and considers papers on how the business manages or mitigates key risk exposures.

Contact has an independent in-house internal audit function (Internal Audit), which provides independent and objective assurance. It assists Contact to accomplish its objectives by bringing a systematic disciplined approach to evaluate and improve the effectiveness of risk management, internal controls and governance processes. Internal Audit adopts a risk-based audit approach driven from the risk management database. This allows the internal audit process to become more relevant to the business, by directing attention to risks that threaten the achievement of strategic and operational goals.

Internal Audit also assists external audit by



reporting findings from the audit programme so they may independently assess the degree of reliance they are able to place on the control environment when providing an opinion on the financial statements.

Internal Audit has the autonomy to report significant issues to management and the BAC or, if considered necessary, the Chairman of Contact. On a day-to-day basis Internal Audit reports to the General Counsel, with the opportunity to raise issues with the Chief Executive Officer and/or the BAC in a confidential manner and on an unrestricted basis. The BAC oversees the audit programme and provides Internal Audit with the mandate to perform the agreed audit programme. Internal Audit also has unlimited access to all other departments, records and systems of the Contact group and to the External Auditors and other third parties as it deems necessary.

During the financial year, the Board Audit Committee engaged PricewaterhouseCoopers to undertake a three-yearly formal structured evaluation of the Internal Audit function in accordance with the Internal Audit Charter. The assessment focused on how the internal audit team operates and the value of the service provided.

Regulatory Oversight

Contact seeks to engage proactively and co-operatively in the regulatory and policy arena. It is Contact's belief that a robust and stable regulatory framework is fundamental to a competitive marketplace and a favourable investment climate. To this end, Contact proposes solutions to regulatory and policy issues, backed up with robust analysis. Contact's focus is on developing durable positions that are in the interests of New Zealand as well as its shareholders. Regulatory issues are also discussed regularly at senior management team meetings, to test proposed positions and to ensure consistency across regulatory positions.

Other Corporate Policies

In addition to the policies detailed above, Contact has in place a number of other specific corporate and operational policies covering other areas relevant to the business.

The Board approves all corporate policies and the Chief Executive Officer and senior management approve operational policies as appropriate.



statutory information

The following information relates to the financial year ended 30 June 2006.

Entries Recorded in the Interest Register

The following interest register entries were recorded for the company and its subsidiaries during the financial year ended 30 June 2006:

(a) Share Dealings of Directors

Contact directors disclosed the following transactions in Contact ordinary shares in the financial year ended 30 June 2006:

Director	Date of transaction	Consideration per share	Number of shares Acquired / Disposed of	Nature of relevant interest
P Pryke	16/11/05	$6.67	3,389	Shares acquired on trust under the Contact PJ Pryke Director Remuneration Share Trust
	21/02/06	$7.29	1,547	
B Beeren	21/02/06	$7.29	1,032	Shares acquired on trust under the Contact BG Beeren Director Remuneration Share Trust
J Milne	27/09/00	$2.66	3,750	Beneficiary of a trust whose trustees hold Contact shares, and upon vesting of the trust property John Milne may obtain a direct beneficial interest in the shares
	20/08/03	$4.92	2,500	
	21/11/02	N/A	1,325	Beneficiary of an estate whose trustees hold Contact shares currently subject to the interests of a life tenant, and upon the death of the life tenant, John Milne may obtain a direct beneficial interest in the shares upon vesting of the trust property
	28/04/03	N/A	1,090	
	16/11/05	$6.67	2,259	Shares acquired on trust under the Contact JHG Milne Director Remuneration Share Trust
	21/02/06	$7.29	1,031	
	22/02/06	$7.25	(10,000)	Off-market disposal as co-trustee of a family trust
	22/02/06	$7.25	10,000	Off-market acquisition
T Saunders	16/11/05	$6.67	2,259	Shares acquired on trust under the Contact TEC Saunders Director Remuneration Share Trust
	21/02/06	$7.29	1,031	

(b) Directors' interests in transactions

General disclosures

As at 30 June 2006, the following directors have made the following general disclosures in the interests register of the company. Notices given or adjusted during the financial year ended 30 June 2006 are marked with an asterisk (*). Each such director will be regarded as interested in all transactions between Contact and the disclosed entity.

G King	
Origin Energy Limited and group companies	Chief Executive Officer/Managing Director Shareholder*
Envestra Limited	Director
Energy Supply Association of Australia Limited*	Director/Chairman
P Pryke	
Co-Investor Capital Partners Pty Limited (name changed from Co-Investor Private Equity Pty Limited in July 2006)*	Director/Shareholder
Frog Hollow Limited*	Director
New Zealand Deer Farms Limited*	Director
Pauatahanui Projects Limited	Director
Macquarie Goodman (NZ) Limited	Director
Macquarie Goodman Property Aggregated Limited	Director
EDS (resignation disclosed November 2005)*	Vice President, Global Sales and Client Solutions – Asia Pacific
Various EDS wholly owned subsidiaries and companies associated with EDS (resignation disclosed November 2005)*	Director
B Beeren	
Origin Energy Limited and group companies	Director and former Employee/Executive Director Shareholder*
Equipsuper Pty Limited	Director
Envestra Limited	Director
Coal & Allied Industries Limited	Director
Baycorp Advantage Limited	Director
J Milne	
The New Zealand Wine Company Limited (including various wholly owned subsidiaries)	Director/Shareholder
The He Huarahi Tamariki Trust	Chairman/Trustee
Wellington City Council Audit and Risk Management Subcommittee	Independent Member
K Moses	
Origin Energy Limited and group companies	Director/Employee Shareholder*
Victorian Energy Networks Corporation	Director
Energy and Water Ombudsman (Victoria) Limited	Director
Centre for Engineering Leadership and Management*	Director
T Saunders	
Capital Properties (NZ) Limited (including wholly owned subsidiaries) (resigned effective 15 July 2005)*	Director/Shareholder
Calan Healthcare Properties Limited (manager of Calan Healthcare Properties Trust)	Director
Feltex Carpets Limited (including wholly owned subsidiaries)	Director/Chairman/Shareholder
L.E.K. Consulting Australasian Advisory Board	Advisory Board Member
Northington Partners Limited	Consultant
New Zealand Exchange Limited (resigned as a director effective 28 July 2005)*	Director/Shareholder
Pyne Gould Corporation Limited (including wholly owned subsidiaries Marac Finance Limited, Marac Securities Limited and Perpetual Trust Limited)	Director/Shareholder
Solid Energy (NZ) Limited (including wholly owned subsidiary)	Director/Chairman
Global Corporate Credit Limited	Director

Specific Disclosures

There were no specific disclosures made during the year of any interests in transactions entered into by Contact.

(c) Use of company information

No director issued a notice requesting to use information received in his or her capacity as a director that would not otherwise be available to the director.

(d) Board-approved remuneration and other benefits

The Board passed resolutions and signed accompanying certificates to confirm the distribution for the year ended 30 June 2006 amongst directors of the $770,000 remuneration pool (that pool having been approved by shareholders at the 2004 Annual Meeting). See pages 31 to 32 for further details about the distribution approved by the Board for the year ended 30 June 2006.

(e) Directors' and Employees' Indemnity and Insurance

Contact has agreed to indemnify Contact's employees and directors, including directors of subsidiary and associated companies, against any liability or costs incurred in any proceeding, excluding actions for gross negligence, criminal liability, breach of fiduciary duty or breach of directors' duties.

Contact has paid premiums and taken out comprehensive insurance cover, including insurance policies that indemnify employees and directors, including directors of subsidiaries and associates, against various potential legal liabilities. In addition, Contact holds run-off directors and officers cover for indemnified liabilities incurred by directors, including directors of subsidiaries and associates, prior to 1 October 2004 (being the date Origin Energy acquired a controlling interest in Contact Energy from Edison Mission Energy).

In March 2006, Contact's Board authorised the renewal of the Directors and Officers Statutory Liability insurance covers as at 31 March 2006.

Contact has agreed that David Baldwin's actions as Chief Executive Officer of Contact are covered by indemnities that Contact has provided in respect of its employees, notwithstanding Mr Baldwin's status as a secondee.

In June 2006, Contact agreed to indemnify each current Director against any liability incurred under the shareholder documentation (or as a result of the circulation of that shareholder documentation in Australia and New Zealand) that was to be sent to Contact and Origin Energy Limited shareholders in respect of the proposed, but subsequently terminated, merger of Contact and Origin. Certain matters were excluded from the indemnity, for example: loss suffered in connection with the fraud, dishonesty or recklessness of the Director.

Remuneration of Contact Directors

Details of the total remuneration and the value of other benefits received by each director of Contact during the financial year ended 30 June 2006 are as follows:

Director	Position	Directors' Fees		Committee Fees	Total Remuneration
		Cash	*Restricted Shares*[1]	*Cash*	
G King[2]	Chairman	$180,000	-	-	$180,000
P Pryke	Deputy Chairman	$90,000	$45,000	$28,000	$163,000
J Milne	Director	$60,000	$30,000	$35,000	$125,000
T Saunders	Director	$60,000	$30,000	$22,500	$112,500
K Moses[2]	Director	$90,000	-	-	$90,000
B Beeren	Director	$67,500	$22,500	$9,500	$99,500
Total		**$547,500**	**$127,500**	**$95,000**	**$770,000**

[1] The directors' fees for the quarters ended 31 March 2006 and 30 June 2006 (total $67,500) have been paid to the relevant trustees and will be held on trust for each applicable director until the restricted shares can be purchased in accordance with Contact's Securities Trading and Disclosure Policy.

[2] Grant King and Karen Moses, as executives of Origin Energy, do not receive their directors' fees personally. Their directors' fees are paid to Origin Energy.

Contact Subsidiaries – Directors and Remuneration

Below are details of the directors of Contact's subsidiaries and details of the total remuneration and the value of other benefits received by each director and any former directors during the financial year.

Directors as at 30 June 2006	Contact Group Company	Board Fees	Consultant Fees	Total of remuneration and value of other benefits
Paul Smith	Contact Australia Pty Limited,	-	$3,651	$3,651
	Contact Operations Australia Pty Limited	-	$5,353	$5,353
	Contact Peaker Australia Pty Limited (sold in October 2005 – see below)	-	$2,156	$2,156
Jon Hare	Empower Limited	-	-	-
	Energy Gas Contracts Limited	-	-	-
Kim Josling	Clutha Pipeline Company Limited	-	-	-
	Contact Australia Pty Limited	-	-	-
	Contact Operations Australia Pty Limited	-	-	-
	Empower Limited	-	-	-
	Energy Gas Contracts Limited	-	-	-
	Stratford Power Limited	-	-	-
David Thomas	Clutha Pipeline Company Limited	-	-	-
	Contact Australia Pty Limited	-	-	-
	Contact Operations Australia Pty Limited	-	-	-
	Energy Gas Contracts Limited	-	-	-
	Stratford Power Limited	-	-	-
Mark Trigg	Stratford Power Limited	-	-	-
Total		-	**$11,160**	**$11,160**

John Bole was a director of Clutha Pipeline Company Limited, Contact Australia Pty Limited, Contact Operations Australia Pty Limited, Empower Limited, Energy Gas Contracts Limited and Stratford Power Limited until 7 February 2006, when he resigned. Kim Josling was appointed as a director of these companies on 7 February 2006 to replace John Bole.

Tina Hailstone was a director of Empower Limited until 17 February 2006, when she resigned.

Stephen Cross was a director of Empower Limited, Energy Gas Contracts Limited and Stratford Power Limited until 30 June 2006 when he resigned. Jon Hare was appointed as a director of Empower Limited and Energy Gas Contracts Limited, and Mark Trigg was appointed as a director of Stratford Power Limited, on 30 June 2006 to replace Stephen Cross.

Contact Avalanche Holdings Limited and Contact Finance Pty Limited were subsidiary companies established to facilitate the Red Energy Business, which was sold in November 2004. The directors of Contact Avalanche Holdings were John Bole, Stephen Cross, David Thomas, Stephen Barrett and Ross O'Neill. They ceased to be directors when Contact Avalanche Holdings Limited was amalgamated with Contact, effective 13 July 2005. The directors of Contact Finance Pty Limited were John Bole and Paul Frazer. They ceased to be directors when Contact Finance Pty Limited was de-registered from the Australian register of companies on 9 October 2005.

Contact Peaker Australia Pty Limited and Contact Peaker (NZ) Limited were subsidiary companies established to facilitate Contact's 40 percent interest in the Valley Power Peaker Station in Victoria, Australia, which was sold in October 2005. Prior to the sale of these subsidiaries, the directors of Contact Peaker Australia Pty Limited were John Bole, David Thomas and Paul Smith, and the directors of Contact Peaker (NZ) Limited were John Bole and David Thomas. Each resigned from his respective directorships on 17 October 2005.

Remuneration of Employees

The following table shows the number of Contact employees and former employees of Contact and its subsidiaries, not being directors of Contact or the relevant subsidiary as the case may be, who in their capacity as employees received remuneration and other benefits entitlements (including redundancy payments) during the year ended 30 June 2006, the value of which was or exceeded $100,000.

The remuneration (and any other benefits) of the current Chief Executive Officer David Baldwin is disclosed in the *Senior Executive Remuneration* section on page 32.

Remuneration Bands	Number of Employees Parent	Subsidiaries
$100,000 - $110,000	17	-
$110,001 - $120,000	12	-
$120,001 - $130,000	9	-
$130,001 - $140,000	8	-
$140,001 - $150,000	7	-
$150,001 - $160,000	3	-
$160,001 - $170,000	5	-
$170,001 - $180,000	2	-
$180,001 - $190,000	5	-
$200,001 - $210,000	1	-
$210,001 - $220,000	1	-
$220,001 - $230,000	1	-
$230,001 - $240,000	2	-
$240,001 - $250,000	1	-
$260,001 - $270,000	1	-
$290,001 - $300,000	1	-
$340,001 - $350,000	1	-
$370,001 - $380,000	1	-
$390,001 - $400,000	1	-
$410,001 - $420,000	1	-
$680,001 - $690,000	1	-
$750,001 - $760,000	1	-
$920,001 - $930,000	1	-
Total	83	-

Donations

During the financial year ended 30 June 2006, Contact made the following donations:

- five portable electricity generators to a value of $21,000 were donated to South Canterbury Civil Defence Management Group following extensive storm damage to the area in winter 2006;
- $1,000 was donated to Westpac Flight Trust;
- $814 was donated to other organisations.

Therefore a total of $22,814 was donated during the financial year ended 30 June 2006. Donations are made on the basis that the recipient is not obliged to provide any service such as promoting Contact's brand, and are separate from Contact's sponsorship activity, highlights of which are included in the *Contact Energy Healthy Homes* section of this report.

Auditors

The amount payable by the Contact group to KPMG as audit fees in respect of the financial year ended 30 June 2006 was $547,000. Fees payable to KPMG for other assurance services in respect of the financial year ended 30 June 2006 amounted to $291,000.


eppendorf

Chemistry laboratory,
Wairakei Geothermal
Power Station

shareholder information

The following information is provided in accordance with the NZSX Listing Rules.

20 Largest Registered holders of Quoted Equity Securities as at 1 August 2006 (including holdings within New Zealand Central Securities Depository Limited)

Holder	Shares
Origin Energy Pacific Holdings	291,769,031
National Nominees New Zealand Limited	29,986,270
Westpac Banking Corporation	17,622,985
ANZ Nominees Limited	10,389,753
Accident Compensation Corporation	10,118,469
NZ Superannuation Fund Nominees Limited	8,766,010
Citibank Nominees (New Zealand) Limited	7,475,588
Tea Custodians Limited	6,531,938
Custody and Investment Nominees Limited	4,914,849
Asteron Life Limited	4,043,870
Origin Energy Universal Holdings	3,600,297
Westpac Nominees (NZ) Limited	3,518,097
Tea Custodians Limited No. 2 Account	2,925,547
First NZ Capital Custodians Limited	2,796,112
NZ Guardian Trust Investment Nominees Limited	2,480,420
AMP Life Limited	2,387,234
Guardian Trust Investment Nominees (RWT) Limited	2,308,264
Custodial Services Limited	2,223,286
AMP Superannuation Tracker Fund	1,880,205
Investment Custodial Services Limited	1,788,780
Total Top 20 Holders	**417,527,005**
Total Other Shares	**159,106,977**
Total Issued Shares[1]	**576,633,982**

[1] On 8 June 2006, Contact cancelled the 27,316,018 shares that the company previously held in itself as Treasury Stock. The Treasury Stock was originally purchased as part of the company's share buyback programme, which was announced on 27 March 2000 and ceased on 29 March 2001.

Distribution of Quoted Security Holders and Security Holdings as at 1 August 2006

Size of shareholding	No. of holders	% of holders	No of shares	% of shares
1 - 99 shares	533	0.59	12,718	0.00
100 – 199 shares	398	0.44	57,510	0.01
200 – 499 shares	15,428	17.01	5,654,102	0.98
500 – 999 shares	54,524	60.10	42,093,960	7.30
1,000 – 1,999 shares	7,890	8.70	11,331,302	1.97
2,000 – 4,999 shares	7,623	8.40	22,780,932	3.95
5,000 – 9,999 shares	2,670	2.94	16,914,285	2.93
10,000 - 49,999 shares	1,494	1.65	23,654,237	4.10
50,000 - 99,999 shares	63	0.07	4,138,355	0.72
100,000 – 499,999 shares	60	0.07	12,072,906	2.09
500,000 – 999,999 shares	7	0.01	5,265,749	0.91
1,000,000 shares and above	31	0.03	432,657,926	75.03
Total	**90,721**	**100%**	**576,633,982**	**100%**

Substantial Security Holders

Please refer to *Financial Assistance Disclosure* section later in this report on pages 46 to 49.

Equity Securities in which each Director has a Relevant Interest as at 30 June 2006

Director	Number of Shares
G King	nil
P Pryke	67,280
B Beeren	1,032
J Milne	75,759
K Moses	nil
T Saunders	26,361

Credit Rating

As at the date of this annual report, Standard and Poor's long term credit rating for Contact was BBB Stable. As at the date of this annual report, Fitch's long term credit rating for Contact was BBB+ Stable.

Current NZX Waivers

A summary of all waivers granted and published by the NZX within, or relied on by Contact in the 12 month period preceding 21 July 2006 (being two months before the date of publication of this annual report) is available on Contact's website at **www.contactenergy.co.nz** or on request. This summary will remain on Contact's website for at least 12 months following publication of this annual report.

Exercise of NZX disciplinary powers

The NZX has not exercised any of its powers under NZSX Listing Rule 5.4.2 in relation to Contact.

Directors' Statement

This Annual Report is dated 24 August 2006 and is signed on behalf of the Board by



G King
CHAIRMAN



P Pryke
DEPUTY CHAIRMAN

financial statements



financial contents

financial assistance disclosure

Under the Companies Act 1993, Contact is required to make the following disclosures to all shareholders.

Share Top Up Plan

Contact's Share Top Up Plan was established in late 2003 to provide shareholders with 5,000 or fewer shares the opportunity to acquire additional shares funded by their regular dividend payments. Participation in the Plan is available to all shareholders who are resident in New Zealand or Australia, who hold 5,000 or fewer shares and who are not directors or associated persons of directors of Contact. The shares required for the Share Top Up Plan are purchased on behalf of the participating shareholders by ABN AMRO Craigs. No transaction fee is charged to those shareholders that elect to participate.

As at 30 June 2006 there were approximately 40,000 shareholders participating in the Plan. The following table provides details of the Share Top Up Plan share acquisitions that took place during the financial year ended 30 June 2006:

Dividend Payment Date	Number of Shares Acquired Under the Plan	Share Price
14 September 2005	517,197	$7.404
23 March 2006	500,945	$7.461

Since establishment of the Plan, Contact has provided financial assistance to those shareholders who have elected to participate by paying the Plan's establishment and administration costs. During the financial year ended 30 June 2006, Contact paid Computershare associated administration costs of approximately $31,000 (excluding GST).

Contact continues to provide financial assistance to those shareholders who elect to participate in the Plan by paying the Plan's ongoing administration costs. The exact amount of the administration costs for future years cannot be quantified in advance, but Contact estimates that they will be approximately $35,000 to $45,000 (excluding GST) per annum. The exact number of shareholders participating in the Plan for future years, the number of shares to be acquired and the price or prices to be paid for shares acquired, also cannot be quantified in advance. The total amount of the administration costs, level of participation, price and number of shares will continue to be disclosed in or together with each subsequent Annual Report.

On 24 August 2006, Contact's Board resolved to continue to provide financial assistance to those shareholders participating in the Share Top Up Plan in connection with the ongoing operating costs associated with administration of the Plan. The Board resolved that:

- Contact should continue to provide such financial assistance;
- the giving of such financial assistance is in the best interests of Contact and is of benefit to those shareholders not receiving the assistance;
- the terms and conditions under which such financial assistance is to be given are fair and reasonable to Contact and those shareholders not receiving the assistance; and
- immediately after giving the assistance, Contact will be able to pay its debts as they become due in the normal course of business and the value of Contact's assets will be greater than the value of its liabilities including contingent liabilities.

The reasons underlying the directors' conclusions in the above resolutions are that:

- giving the assistance is de minimis in comparison to the benefits arising under the Share Top Up Plan;
- the Plan does not dilute any existing shareholdings as new shares are not issued;
- the Plan results in greater liquidity in the market for the shares, providing a more liquid market for non participants wishing to sell their shares; and
- the Plan provides an opportunity for small shareholders to increase their stake cost-effectively and, accordingly, reduce the number of small dividend cheques with their associated processing costs.

Directors' Share Scheme

At Contact's 2004 Annual Meeting, shareholders approved the provision of financial assistance by Contact for the purposes of a directors' restricted share scheme (Directors' Share Scheme) to improve the alignment of directors' and owners' interests. Those directors participating in the Directors' Share Scheme now receive one third of their directors' fees by way of Contact shares.

The qualifying directors participating in the Directors' Share Scheme during the financial year commencing 1 July 2005 and ending 30 June 2006 were Phillip Pryke, Bruce Beeren, John Milne and Tim Saunders.

Grant King and Karen Moses have not been offered participation in the Directors' Share Scheme because, as executives of Origin Energy, they do not receive their director's fees personally, and so they cannot be incentivised in the manner intended by the Directors' Share Scheme.

Contact provides ongoing financial assistance in connection with the acquisition of Contact shares under the Directors' Share Scheme. The financial assistance takes the form of:

- Payment to the trustee of the Directors' Share Scheme (currently New Zealand Permanent Trustees Limited) of one third of the pre-tax remuneration of those directors participating in the Directors' Share Scheme for the purposes of the trustee acquiring Contact shares on market for the benefit of the director or the director's share receiving entity. The directors or director entities currently participating in the Directors' Share Scheme and therefore receiving the financial assistance are Pautahanui Projects Limited in respect of Phillip Pryke, Bruce Beeren, the trustees of the John Milne Trust and the trustees of the Maureen Milne Trust in respect of John Milne, and the trustees of the TEC Saunders Family Trust in respect of Tim Saunders. Details of the number of shares acquired under the Directors' Share Scheme during the financial year ended 30 June 2006 and the consideration paid are set out on page 36 of Contact's 2006 Annual Report. If any existing or new director (or director entity) joins the Directors' Share Scheme during the next 12 months, the financial assistance will be provided to him/her in the same manner.
- Payment of the ongoing operating costs of the trust. The operating costs incurred during the financial year were approximately $9,000 (excluding GST) (trustee fees). Although the exact amount of ongoing operating costs cannot be quantified in advance, Contact estimates that such costs will be approximately $10,500 (excluding GST) per annum. These costs will be disclosed in or together with each subsequent Annual Report.

On 17 December 2003 Contact's Board resolved to initiate the financial assistance and on 13 December 2004, 16 August 2005 and 24 August 2006 the Board resolved to continue to provide the financial assistance. On 24 August 2006 the Board resolved that:

- giving the assistance is in the best interests of Contact and is of benefit to those shareholders not receiving the assistance;
- the terms and conditions under which the assistance is to be given are fair and reasonable to Contact and to those shareholders not receiving the assistance; and
- immediately after giving the assistance, Contact will be able to pay its debts as they become due in the normal course of business and the value of Contact's assets will be greater than the value of its liabilities including contingent liabilities.

The reasons underlying the directors' conclusions in the above resolutions are that:

- giving the assistance is in the best interests of Contact, and is of benefit to those shareholders not receiving the financial assistance, because it incentivises the participating directors to help ensure that Contact performs for the benefit of all its shareholders;
- the terms and conditions are fair and reasonable to Contact and to those shareholders not receiving the assistance because the costs of the Directors' Share Scheme are relatively small and are outweighed by the benefit of alignment of interests that will be achieved. In addition the shares will be purchased on-market and therefore no dilution of existing shareholder interests will arise, the purchase is unlikely to have any impact on the share price, and any signalling effect from the purchase is likely to be minimal; and
- at the time of establishment of the Directors' Share Scheme Contact obtained an independent appraisal report from KPMG (prior to KPMG's appointment as Contact's auditors) which concluded that the financial assistance was fair to shareholders not receiving the assistance, and since receiving that report circumstances have not changed in any way that would materially impact on the conclusions reached.

Long Term Incentive Scheme for Senior Executives

Contact's Long Term Incentive (LTI) Scheme for senior executives was set up in August 2004 to increase the alignment between participants in the LTI Scheme and shareholders, and to reward participants for creation of shareholder wealth. Participation in the LTI Scheme has been available to various members of Contact's Senior Management Team since the LTI Scheme's inception.

The qualifying existing and former senior executives who were participants in the LTI Scheme as at 30 June 2006 were John Bole, Stephen Cross, Ross O'Neill and David Thomas.

The LTI Scheme defines participants' future entitlement to shares, and identifies the process for the allocation of those shares including:

- the date for measuring achievement of performance hurdles;
- the date at which any awarded shares vest in the participant;
- the date any non-vested shares expire; and
- entitlements of participants who leave the company during the LTI Scheme's operation.

The LTI Scheme's performance hurdles are based around three-year measurement periods. If, at the end of each measurement period, the relevant performance hurdles are met, shares earned will be purchased on-market on behalf of the participant during the first trading window following measurement of the relevant performance hurdle. Once purchased, the shares will immediately vest with the participant.

If a hurdle is not met, performance is reassessed every six months for up to two years (but the targets are adjusted to reflect business growth in the meantime). If any of the performance hurdles are not achieved within the agreed period, the participant's entitlement to shares will be forfeited.

The LTI Scheme provides for two performance hurdles/measures, with 50 percent of the reward being allocated for each. The measures are:

- Contact share price – which provides an external benchmark, and which is influenced by events outside the control of management; and
- EBITDA – which is more directly within management's ability to influence.

The first two measurement periods end on 30 June 2007. Accordingly, if the relevant performance hurdles are met for those measurement periods, the following participants' shares will be purchased on-market and vest with each participant after that date:

Name of participant	Number of shares	
	First measurement period	*Second measurement period*
John Bole	1,354	5,278
Stephen Cross	1,393	5,432
David Thomas	1,138	4,438
Ross O'Neill	1,338	4,438
TOTAL	5,223	19,586

Therefore, within the next 12 months Contact may, if the performance hurdles are met, provide financial assistance in connection with the acquisition of the above Contact shares under the LTI Scheme. The financial assistance will take the form of:

- The purchase of up to the above number of shares on-market for the benefit of each participant. The exact price or prices to be paid for shares acquired cannot be quantified in advance as it depends on the share price at the date of purchase. However the total amount of the price and number of shares will be disclosed in or together with each subsequent Annual Report.
- Payment of the ongoing operating costs of the LTI Scheme, including brokerage costs. Although the exact amount of operating costs cannot be quantified in advance, it is estimated that such costs will be approximately $1,000 to $2,000 (excluding GST) per annum. These costs will be disclosed in or together with each subsequent Annual Report.

On 24 August 2006 Contact's Board resolved to, subject to satisfaction of the relevant performance hurdles, provide the financial assistance to those executives participating in the LTI Scheme and for the LTI Scheme's ongoing administration costs. The Board resolved that:

- giving the financial assistance is in the best interests of Contact and is of benefit to those shareholders not receiving the assistance;
- the terms and conditions under which such financial assistance is to be given are fair and reasonable to Contact and those shareholders not receiving the assistance; and
- immediately after giving the assistance, Contact will be able to pay its debts as they become due in the normal course of business and the value of Contact's assets will be greater than the value of its liabilities including contingent liabilities.

The reasons underlying the directors' conclusions in the above resolutions are that:

- giving the assistance is in the best interests of Contact, and is of benefit to those shareholders not receiving the financial assistance, because it increases the alignment of participants and shareholders and rewards participants for the creation of shareholder wealth, and therefore incentivises the participating executives to help ensure that Contact performs for the benefit of all its shareholders;
- the terms and conditions are fair and reasonable to Contact and to those shareholders not receiving the assistance because the costs of the LTI Scheme are relatively small and are outweighed by the benefit of alignment of interests that is achieved. In addition the shares will be purchased on-market and therefore no dilution of existing shareholder interests will arise, the purchase is unlikely to have any impact on the share price and any signalling effect from the purchase is likely to be minimal; and
- schemes of this kind are considered to be normal practice in New Zealand, with many organisations providing incentive schemes to their senior executive staff. Such schemes are recognised as appropriate practices in ensuring key talent retention in the New Zealand market.

Substantial Security Holders Disclosure

As at 1 August 2006 the following persons had notified the company in accordance with the Securities Markets Act 1988 that they were currently substantial security holders in the company.

Substantial security holder	Nature of relevant interest	Number of shares
Origin Energy New Zealand Limited and its related bodies corporate (including Origin Energy Limited and Origin Energy Vic Holdings Limited)	Shareholder	296,153,144

The total number of shares of Contact as at 1 August 2006 was 576,633,982. All of these shares are voting securities. The 27,316,018 shares held by the company as Treasury Stock were cancelled on 8 June 2006.

income statement

For the Year Ended 30 June 2006

	Note	Group 12 Months Ended 30 June 2006 $000	Group 9 Months Ended 30 June 2005 $000	Parent 12 Months Ended 30 June 2006 $000	Parent 9 Months Ended 30 June 2005 $000
Operating Revenue					
Wholesale Electricity Revenue		1,046,233	459,833	1,042,642	451,609
Retail Electricity Revenue		1,080,445	728,387	816,995	528,245
Gas Revenue		184,320	116,725	267,793	176,781
Steam Sales		9,017	6,500	9,017	6,500
Other Revenue		10,108	7,706	31,718	15,458
		2,330,123	**1,319,151**	**2,168,165**	**1,178,593**
Operating Expenses					
Retail Electricity Purchases		(778,905)	(320,886)	(629,042)	(243,749)
Electricity Transmission and Distribution		(424,387)	(289,275)	(322,562)	(216,409)
Gas Purchases and Transmission		(354,483)	(190,415)	(437,630)	(249,658)
Labour Costs		(59,866)	(43,084)	(59,193)	(41,836)
Other Operating Expenses	3	(155,526)	(108,649)	(139,432)	(222,539)
		(1,773,167)	**(952,309)**	**(1,587,859)**	**(974,191)**
Earnings Before Net Interest Expense, Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF)		**556,956**	**366,842**	**580,306**	**204,402**
Depreciation	15	(133,229)	(94,304)	(132,316)	(91,871)
Change in Fair Value of Financial Instruments	14	8,699	-	9,016	-
Equity Accounted Earnings of Associate	20	4,422	534	-	-
Gain on Disposal of Subsidiaries	19	33,399	-	32,894	-
		(86,709)	**(93,770)**	**(90,406)**	**(91,871)**
Profit Before Net Finance Expense and Income Tax		**470,247**	**273,072**	**489,900**	**112,531**
Finance Expense		(82,877)	(63,864)	(82,036)	(61,831)
Interest Income		15,315	4,380	15,961	7,679
Net Finance Expense		**(67,562)**	**(59,484)**	**(66,075)**	**(54,152)**
Profit Before Income Tax		**402,685**	**213,588**	**423,825**	**58,379**
Income Tax Expense	4	(121,817)	(65,793)	(127,587)	(9,404)
Profit for the Period		**280,868**	**147,795**	**296,238**	**48,975**
Adjusted Earnings Per Share (Cents) (1)	9	**41.91**	**25.63**	**44.62**	**8.49**
Earnings Per Share (Cents)		**48.71**	**25.63**	**51.37**	**8.49**

(1) Adjusted Earnings Per Share excludes Gain on Disposal of Subsidiaries and Change in Fair Value of Financial Instruments.

The accompanying notes form an integral part of these financial statements.

statement of movements in equity

Contact Energy Limited and Subsidiaries

For the Year Ended 30 June 2006

	Note	Group 12 Months Ended 30 June 2006 $000	Group 9 Months Ended 30 June 2005 $000	Parent 12 Months Ended 30 June 2006 $000	Parent 9 Months Ended 30 June 2005 $000
Profit for the Period		280,868	147,795	296,238	48,975
Movement in Foreign Currency Translation Reserve	6	(940)	1,099	-	-
Movement in Asset Revaluation Reserve	6	3,842	-	3,842	(193,414)
Movement in Cash Flow Hedge Reserve	6	12,700	-	12,700	-
Movement in Deferred Tax Liability attributable to Equity	6	-	57,966	-	57,966
Total Recognised Revenues and Expenses		296,470	206,860	312,780	(86,473)
Ordinary Dividends Paid	8	(115,326)	(92,262)	(115,326)	(92,262)
Movements in Equity for the Period		181,144	114,598	197,454	(178,735)
Equity at Start of the Period		2,380,588	2,265,990	2,359,320	2,538,055
Adoption of NZIAS 39 - Financial Instruments	6	(9,489)	-	(17,983)	-
Restated Equity at Start of the Period		2,371,099	2,265,990	2,341,337	2,538,055
Equity at End of the Period		2,552,243	2,380,588	2,538,791	2,359,320

The accompanying notes form an integral part of these financial statements.

balance sheet

As at 30 June 2006	Note	Group 30 June 2006 $000	Group 30 June 2005 $000	Parent 30 June 2006 $000	Parent 30 June 2005 $000
SHAREHOLDERS' EQUITY	6	2,552,243	2,380,588	2,538,791	2,359,320
Represented by:					
Current Assets					
Short Term Deposits	10	282,819	44,434	282,819	38,271
Receivables and Prepayments	12	230,582	214,574	206,340	209,779
Taxation Receivable		7,561	3,827	-	16,516
Inventories	13	29,916	30,442	29,916	30,442
Derivative Financial Instruments	14	3,940	-	3,940	-
Total Current Assets		554,818	293,277	523,015	295,008
Non-current Assets					
Property, Plant & Equipment	15	3,829,153	3,891,603	3,829,153	3,822,761
Goodwill	16	178,778	178,778	123,307	123,307
Investments in Subsidiaries	18	-	-	63,467	63,467
Investment in Associate	20	8,900	3,984	1,579	1,579
Deferred Taxation	5	-	704	-	-
Derivative Financial Instruments	14	4,572	-	4,572	-
Other Non-current Assets		3,346	13,054	3,346	13,054
Total Non-current Assets		4,024,749	4,088,123	4,025,424	4,024,168
TOTAL ASSETS		4,579,567	4,381,400	4,548,439	4,319,176
Current Liabilities					
Borrowings	23	20,948	25,188	15,803	17,409
Payables and Accruals	21	264,519	219,714	255,854	220,832
Taxation Payable		-	-	549	-
Provisions	22	5,164	9,692	5,164	9,692
Derivative Financial Instruments	14	4,973	-	4,973	-
Total Current Liabilities		295,604	254,594	282,343	247,933
Non-current Liabilities					
Borrowings	23	869,818	1,056,664	869,818	1,025,305
Provisions	22	20,756	22,002	20,756	22,002
Deferred Taxation	5	678,648	663,505	678,280	664,616
Derivative Financial Instruments	14	158,451	-	158,451	-
Other Non-current Liabilities		4,047	4,047	-	-
Total Non-current Liabilities		1,731,720	1,746,218	1,727,305	1,711,923
TOTAL LIABILITIES		2,027,324	2,000,812	2,009,648	1,959,856
NET ASSETS		2,552,243	2,380,588	2,538,791	2,359,320

The Directors of Contact Energy Limited authorised these financial statements for issue.

On behalf of the Board





Grant King
CHAIRMAN, 24 August 2006

Phil Pryke
DEPUTY CHAIRMAN, 24 August 2006

The accompanying notes form an integral part of these financial statements.

statement of cash flows

Contact Energy Limited and Subsidiaries

For the Year Ended 30 June 2006

	Note	Group 12 Months Ended 30 June 2006 $000	Group 9 Months Ended 30 June 2005 $000	Parent 12 Months Ended 30 June 2006 $000	Parent 9 Months Ended 30 June 2005 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash Provided from:					
Receipts from Customers		2,320,557	1,265,233	2,149,227	1,124,081
Interest Received		11,795	5,139	11,795	4,149
Associate Dividends Received		260	-	260	-
		2,332,612	1,270,372	2,161,282	1,128,230
Cash Applied to:					
Payments to Suppliers and Employees		(1,726,680)	(887,697)	(1,555,409)	(788,992)
Taxation Paid		(93,255)	(145,788)	(87,754)	(98,225)
Interest Paid		(81,754)	(61,978)	(80,433)	(60,549)
		(1,901,689)	(1,095,463)	(1,723,596)	(947,766)
Net Cash Inflow from Operating Activities	11	**430,923**	**174,909**	**437,686**	**180,464**
CASH FLOWS FROM INVESTING ACTIVITIES					
Cash Provided from:					
Proceeds from Disposal of Property, Plant & Equipment		-	1,241	-	1,241
Proceeds from Disposal of Subsidiaries		70,483	-	70,483	-
Loan from Associate		1,142	801	-	-
Repayment of Loan to Investee		126	-	126	-
		71,751	2,042	70,609	1,241
Cash Applied to:					
Purchase of Property, Plant & Equipment		(133,799)	(68,937)	(133,799)	(67,955)
Purchase of Investments		-	-	-	(2,701)
Loan to Investee		-	(250)	-	(250)
Advances to Subsidiaries		-	-	-	(6,713)
		(133,799)	(69,187)	(133,799)	(77,619)
Net Cash (Outflow) to Investing Activities		**(62,048)**	**(67,145)**	**(63,190)**	**(76,378)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Cash Provided from:					
Gross Proceeds from Borrowings		-	81,448	-	81,448
		-	81,448	-	81,448
Cash Applied to:					
Ordinary Dividend paid to Shareholders	8	(115,326)	(92,262)	(115,326)	(92,262)
Supplementary Dividend paid to Shareholders	8	(12,455)	(9,846)	(12,455)	(9,846)
Gross Repayment of Borrowings		-	(131,448)	-	(131,448)
Repayment of Finance Lease Liability		(1,186)	(3,300)	(7)	-
		(128,967)	(236,856)	(127,788)	(233,556)
Net Cash (Outflow) to Financing Activities		**(128,967)**	**(155,408)**	**(127,788)**	**(152,108)**
Net Increase / (Decrease) in Cash Balance		239,908	(47,644)	246,708	(48,022)
Add: Cash and Cash Equivalents at the Start of the Period		34,896	82,540	28,272	76,294
Cash and Cash Equivalents at the End of the Period	10	**274,804**	**34,896**	**274,980**	**28,272**

The accompanying notes form an integral part of these financial statements.

1. statement of accounting policies

Reporting Entity

Contact Energy Limited (the Company) is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Market (NZSX). The Company is an issuer in terms of the Financial Reporting Act 1993. The Consolidated Financial Statements of the Company for the year ended 30 June 2006 comprise the Company and its subsidiaries (together referred to as Contact) and Contact's interests in associates.

Contact is a diversified and integrated energy company, focusing on the wholesale generation of electricity and the retail sale of electricity and gas, and related services in New Zealand.

Statement of Compliance

The Consolidated Financial Statements have been prepared in accordance with New Zealand Generally Accepted Accounting Practice (NZGAAP). They comply with the New Zealand Equivalent to International Financial Reporting Standards (NZIFRS), and other applicable Financial Reporting Standards, as appropriate for profit-orientated entities.

These are Contact's first NZIFRS Consolidated Financial Statements and *NZIFRS 1 First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards* (NZIFRS 1) has been applied.

Contact changed its balance date from 30 September to 30 June effective 30 June 2005. Contact implemented NZIFRS with effect from 1 July 2005. Contact's date of transition to NZIFRS was 1 October 2004 and therefore for the twelve month period ended 30 June 2006, only a nine month comparative period (1 October 2004 to 30 June 2005) has been retrospectively restated in accordance with NZIFRS 1.

Contact's date of transition to accounting for financial instruments in accordance with NZIFRS was 1 July 2005. Contact has taken advantage of the exemption available in NZIFRS 1 not to restate comparatives for *NZIAS 32 Financial Instruments: Presentation* and *NZIAS 39 Financial Instruments: Recognition and Measurement.*

Contact has chosen to early adopt *NZIFRS 7 Financial Instruments: Disclosures* with effect from 1 July 2005.

An explanation of how the transition to NZIFRS affected the reported financial position and financial performance of Contact is detailed in Note 30. This note includes reconciliations of previous NZGAAP to NZIFRS for equity as at 1 October 2004 (being the date of transition) and 30 June 2005, together with a reconciliation of profit for the nine months ended 30 June 2005. It also details the impact of adoption of *NZIAS 39 Financial Instruments: Recognition and Measurement* on 1 July 2005.

Basis of Preparation

The functional and reporting currency used in preparation of the Consolidated Financial Statements is New Zealand dollars, rounded to the nearest thousand.

The Consolidated Financial Statements are prepared on the historical cost basis except as modified by the valuation of certain assets and liabilities. The following assets and liabilities are stated at their fair value: property, plant & equipment and derivative financial instruments. Recognised assets and liabilities that are hedged in a fair value hedging relationship are stated at fair value in respect of the risk that is hedged.

The preparation of Consolidated Financial Statements in conformity with NZIFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual outcomes may differ from these estimates.

These Consolidated Financial Statements have been prepared in accordance with NZIFRS that are effective or available for early adoption at Contact's annual reporting date, 30 June 2006.

The preparation of the Consolidated Financial Statements in accordance with NZIFRS resulted in changes to the accounting policies previously reported in Contact's Annual Report for the nine months ended 30 June 2005 under previous NZGAAP.

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.

Basis of Consolidation

Subsidiaries

Subsidiaries are those entities controlled, directly or indirectly, by the Company. The purchase method of accounting is used to account for the acquisition of subsidiaries by Contact. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of Contact's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the Income Statement.

Associates

Associates are entities in which Contact has significant influence, but not control, over the operating and/or financial policies. Associates are reflected in the Consolidated Financial Statements by applying the equity accounting method. The equity accounting method recognises Contact's share of the current period retained surpluses or deficits in the Consolidated Income Statement and its share of post acquisition increases or decreases in net assets in the Consolidated Balance Sheet.

Jointly Controlled Assets

Jointly controlled assets are joint arrangements with other parties in which Contact jointly controls or owns one or more assets and is consequently entitled to a share of the future economic benefits through its share of the jointly controlled asset. Contact's share of the assets, liabilities, outputs (revenues) and expenses of jointly controlled assets is incorporated into Contact's Consolidated Financial Statements on a proportionate line-by-line basis.

Acquisition or Disposal During the Period

Where an entity becomes or ceases to be part of the consolidated Contact group during the period, the results of that entity are included in the consolidated results from the date of acquisition or up to the date of disposal.

Transactions and Balances Eliminated on Consolidation

The effects of intra-group transactions and balances are eliminated in preparing the Consolidated Financial Statements.

Property, Plant & Equipment

Initial Recording

The cost of purchased property, plant and equipment is the value of the consideration given to acquire the assets and the value of other directly attributable costs, which have been incurred in bringing the assets to the location and condition necessary for their intended service.

The cost of assets constructed by Contact, including capital work in progress, includes the cost of all materials used in construction, direct labour specifically associated, resource management consent costs, and an appropriate proportion of variable and fixed overheads. Financing costs on uncompleted capital work in progress are capitalised at the specific project finance interest rate, where these meet certain time and monetary materiality limits. Costs cease to be capitalised as soon as the asset is ready for productive use and do not include any inefficiency costs.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditure, is capitalised. Other subsequent expenditure is capitalised only when it is probable the future economic benefits embodied in the item of property, plant and equipment will flow to the entity and can be reliably measured. All other expenditure is recognised in the Income Statement as an expense as incurred.

Revaluations

Contact's generation plant and equipment (including land and buildings) and capital work in progress are stated at fair value as determined on transition to NZIFRS and subsequently every three years by an independent valuer, with interim revaluations where there is deemed to be significant change to the valuation of these assets. The basis of the valuation is the net present value of the future earnings of the assets, excluding any reduction for costs associated with restoration and environmental rehabilitation. Any increase in the value is recognised directly in equity. Any decrease in value that offsets a previous increase in value of the same asset is charged against reserves in equity, any other decrease in value is charged to the Income Statement.

Leased Assets

Leases in which Contact assumes substantially all the risks and rewards of ownership are classified as finance leases. Any asset acquired by the way of finance lease is stated at an amount equal to the lower of its fair value or present value of the future minimum lease payments at inception of the lease.

Depreciation

Depreciation is charged to the Income Statement on a straight line basis so as to allocate the cost of the assets, or the revalued amounts, less estimated residual value, over their expected remaining useful lives. The range of annual depreciation rates for each classification of asset are:

Generation Plant and Equipment (including buildings)	1 to 33%
Other Buildings and Improvements	1 to 18%
Leased Generation Plant	4%
Other Plant and Equipment	1 to 33%

Asset residual values and useful lives are reviewed, and adjusted if appropriate, at each Balance Sheet date.

Oil and Gas Exploration and Evaluation Expenditure

Exploration and evaluation expenditure is accounted for in accordance with the area of interest method. The application of this method is based on the partial capitalisation model closely aligned to the 'successful effort' approach.

All oil and gas exploration and evaluation costs, including directly attributable overheads, general permit activity, geological and geophysical costs are expensed as incurred except the cost of drilling exploration wells and the cost of acquiring new interests. The costs of drilling exploration wells are initially capitalised pending the determination of the success of the well. Costs are expensed where the well does not result in a successful discovery.

Capitalised costs are reviewed at each reporting date to determine whether economic quantities of reserves have been found or whether further exploration and evaluation work is underway or planned to support the continued carry forward of the capitalised costs.

Upon approval for the commercial development of a project, the accumulated expenditure is transferred to oil and gas - development assets.

Oil and Gas Assets

Development Assets

The costs of oil and gas assets in the development phase are separately accounted for and include transferred exploration and evaluation costs, all development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings. When production commences the accumulated costs are transferred to producing properties.

Producing Properties

The costs of oil and gas assets in production are separately accounted for and include transferred exploration and evaluation costs, transferred development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings. These costs are subject to depreciation and depletion in accordance with the Property, Plant and Equipment policy.

Operating Leases

Contact leases certain plant, equipment, land and buildings. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

Operating lease payments are representative of the pattern of benefits derived from the leased assets and accordingly are charged to the Income Statement in the periods of expected benefit.

Research and Development Expenditure

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the Income Statement as an expense as incurred.

Expenditure on development activities is capitalised if the process is technically and commercially feasible and Contact has sufficient resources to complete development. The expenditure capitalised includes costs of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the Income Statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Development assets are amortised from the commencement of commercial operations on a straight-line basis over the period of their expected economic benefit.

Gas Entitlements

Where Contact has take-or-pay gas sale contracts such receipts are recorded as short or long term liabilities respectively depending on the contracted terms applicable to such tranche quantities. These liabilities are credited to the Income Statement as customers uplift their prepaid gas.

Inventories

Inventories are stated at the lower of cost and net realisable value. The cost of materials, consumable supplies and maintenance spares are determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Accounts Receivable

Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less impairment loss. An impairment loss is recognised when there is objective evidence that Contact will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment loss is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the impairment loss is recognised in the Income Statement.

Restoration and Environmental Rehabilitation

Liabilities are estimated for the abandonment and site restoration of areas from which natural resources are extracted. Such estimates are valued at the present value of the expenditures expected to be required to settle the obligation. The cost primarily represents geothermal field restorations.

Estimations are also made for the expected cost of environmental rehabilitation of commercial sites, which require reinstatement of conditions resulting from present obligations. The liability is immediately recognised when exposure is identified and rehabilitation costs can be reasonably estimated.

Borrowings

Borrowings are recognised initially at fair value less attributed transaction costs.

Borrowings designated as hedged items are subject to measurement under hedge accounting requirements. Refer to accounting policy for Derivative Financial Instruments and Hedging.

Discounts, premiums, prepaid interest and borrowing costs such as origination, commitment and transaction fees are amortised to interest expense on a yield-to-maturity basis over the period of the borrowing. Any difference between the cost and redemption value is recognised in the Income Statement over the period of the borrowings on an effective interest basis.

Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case the income tax is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period using tax rates enacted or substantially enacted at the Balance Sheet date, together with any adjustment to tax payable in respect of previous years.

Deferred tax is calculated using the Balance Sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the Balance Sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Employee Benefits

Annual, long service and retirement leave benefits estimated to be payable to employees are accounted for on the basis of statutory and contractual requirements.

Long-term Service Benefits

Contact's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using an actuarial technique.

Revenue

Revenue comprises the amounts received and receivable at balance date, for gas, electricity, steam and related services supplied to customers in the ordinary course of business, including estimated amounts for unread metering installations.

Other revenue from meter leases is recognised in the Income Statement on a straight-line basis over the term of the lease.

Interest income is recognised in the Income Statement as it accrues using the effective interest rate method.

Dividend income is recognised in the Income Statement on the date that the dividend is declared.

Foreign Currencies

Foreign currency transactions are recorded at the exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rates ruling at balance date.

Hedged assets and liabilities are translated at the spot rate with the underlying hedge contract being separately recorded on the Balance Sheet at the hedged rate.

Group Companies

The results and financial position of all the group entities (none of which has a currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- income and expenses for each Income Statement presented are translated at average exchange rates; and
- assets and liabilities for each Balance Sheet presented are translated at the closing rate at the date of that Balance Sheet;
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve account. When a foreign operation is sold, such exchange differences are recognised in the Income Statement as part of the gain or loss on sale.

Insurance

Contact has property, plant and equipment, which is predominantly concentrated at power station locations that have the potential to sustain major losses through damage to plant with resultant consequential costs.

To minimise the financial impact of such exposures, the major portion of the risk is insured by taking out appropriate insurance policies with appropriate counterparties.

Any uninsured loss is charged to the Income Statement in the year in which the loss is incurred.

Derivative Financial Instruments and Hedging

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are periodically remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Contact designates certain derivatives as either:

- hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge);
- hedges of highly probable forecast transactions (cash flow hedges); or
- hedges of net investments in foreign operations.

Fair Value Hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Income Statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash Flow Hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the Income Statement.

Amounts accumulated in equity are recycled to the Income Statement in the periods when the hedged item will affect the Income Statement. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the Income Statement.

Net Investment Hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity, the gain or loss relating to the ineffective portion is recognised immediately in the Income Statement.

Gains and losses accumulated in equity are included in the Income Statement when the foreign operation is disposed of.

Derivatives That Do Not Qualify For Hedge Accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the Income Statement.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Contact's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates. Goodwill is tested annually for impairment and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

For the purpose of impairment testing goodwill is allocated to individual cash-generating units to which it relates. Each cash-generating unit represents Contact's lowest level of assets generating revenue independent of each other.

Impairment

The carrying amount of Contact's assets, other than inventories and deferred tax assets, are reviewed at each Balance Sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the Income Statement unless the asset is recorded at a revalued amount. Impairment losses on revalued assets are first taken to the revaluation reserve if there is a surplus in respect of that asset.

The recoverable amount of receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, net of outstanding bank overdrafts.

Bank overdrafts are shown within Borrowings in current liabilities on the Balance Sheet.

Statement of Cash Flows

The following are the definitions used in the Statement of Cash Flows:

- cash is considered to be cash on hand and current accounts in banks, net of bank overdrafts;
- operating activities include all transactions and other events that are not investing or financing activities;
- investing activities are those activities relating to the acquisition, holding and disposal of property, plant & equipment and of investments;
- financing activities are those activities, which result in changes in the size and composition of the capital structure of Contact. This includes both equity and debt not falling within the definition of cash. Dividends paid in relation to the capital structure are included in financing activities.

Investments

Contact classifies its investments in the following categories: financial assets at fair value through the Income Statement and held to maturity financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial Assets at Fair Value through Income Statement

Financial assets may be held for trading or designated at fair value through the Income Statement at inception. A financial asset is classified as a financial asset at fair value if it is acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the Balance Sheet date.

Held to Maturity

Held to maturity financial assets are stated at amortised cost less impairment losses.

Goods and Services Tax (GST)

The Income Statement and Statement of Cash Flows have been prepared so that all components are stated exclusive of GST. All items in the Balance Sheet are stated exclusive of GST, with the exception of receivables and payables, which include GST invoiced.

Changes in Accounting Policies

There have been no changes in accounting policies other than the addition of policies on 'Oil and Gas Exploration and Evaluation Expenditure' and 'Oil and Gas Assets'.

2. segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services in a particular economic environment, where the risks and returns are different from those of segments operating in other economic environments.

Contact's primary reporting format is business segments. All business segments are fully integrated within New Zealand.

Contact comprises the following main business segments:

Retail

The retail segment encompasses any activity that is associated with Contact's supply of energy to end user customers as well as related services. Retail segment disclosures reflect the purchase of electricity at the market spot price.

Wholesale

The wholesale segment encompasses any activity that is associated with Contact's generation of electricity or steam and Contact's sales to the wholesale electricity market. Wholesale segment disclosures reflect the sale of electricity at the market spot price and are net of the impact of electricity price hedges.

Segment result includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Items not directly attributable to, or those that can not be allocated on a reasonable basis to, the retail or wholesale segments are included in the other segment.

For the Year Ended 30 June 2006

	Retail $000	Wholesale $000	Other $000	Consolidated Total $000
Segment Revenue	1,271,588	1,057,211	1,324	2,330,123
EBITDAF	(134,166)	689,798	1,324	556,956
Depreciation of Segment Assets	(7,553)	(116,660)	(9,016)	(133,229)
Segment Result	(141,719)	573,138	(7,692)	423,727
Change in Fair Value of Financial Instruments				8,699
Equity Accounted Earnings of Associate				4,422
Gain on Disposal of Subsidiaries				33,399
Net Finance Expense				(67,562)
Income Tax Expense				(121,817)
Profit for the Period				280,868
Segment Assets	349,122	3,911,708	318,737	4,579,567
Segment Liabilities	111,819	182,478	1,733,027	2,027,324
Capital Expenditure	6,792	128,702	3,214	138,708

For the Nine Months Ended 30 June 2005

	Retail $000	Wholesale $000	Other $000	Consolidated Total $000
Segment Revenue	849,559	467,085	2,507	1,319,151
EBITDAF	97,655	262,242	6,945	366,842
Depreciation of Segment Assets	(6,235)	(82,533)	(5,536)	(94,304)
Segment Result	91,420	179,709	1,409	272,538
Equity Accounted Earnings of Associate				534
Net Finance Expense				(59,484)
Income Tax Expense				(65,793)
Profit for the Period				147,795
Segment Assets	335,181	3,962,002	84,217	4,381,400
Segment Liabilities	110,638	236,252	1,653,922	2,000,812
Capital Expenditure	12,427	52,405	3,071	67,903

3. other operating expenses

Other Operating Expenses Include:	Group 12 Months Ended 30 June 2006 $000	Group 9 Months Ended 30 June 2005 $000	Parent 12 Months Ended 30 June 2006 $000	Parent 9 Months Ended 30 June 2005 $000
Auditors' Remuneration				
- Audit Services: Ernst & Young	-	41	-	41
- Audit Services: KPMG	547	420	547	420
- Other Assurance Services: KPMG	291	307	291	307
- Other Services: KPMG (refer note below)	-	118	-	118
Directors' Fees	770	542	770	542
Donations	23	216	23	216
Intercompany Writedown Provision	-	-	-	115,400
Proposed "Dual Listed Companies" Expense	8,654	-	8,654	-

During 2005 Auditors' Remuneration for Other Services related to the implementation of International Financial Reporting Standards. These were provided prior to Contact appointing KPMG as auditors of the Contact Energy Group.

4. income taxes

(i) Income Tax Expense

	Group 12 Months Ended 30 June 2006 $000	Group 9 Months Ended 30 June 2005 $000	Parent 12 Months Ended 30 June 2006 $000	Parent 9 Months Ended 30 June 2005 $000
Profit Before Income Tax	402,685	213,588	423,825	58,379
Taxation thereon at 33%	132,886	70,484	139,862	19,265
Plus/(Less) Taxation Effect of:				
Permanent Differences				
Effect of Different Tax Rates of Associate Operating in other Jurisdiction	(133)	(16)	-	-
(Gain)/Loss on Disposal of Subsidiaries	(11,022)	1,305	(10,837)	3,366
Timing Differences no longer Expected to Reverse	1,015	-	-	-
Intercompany Writedown Provision	-	-	-	38,082
Other Permanent Differences	1,841	888	532	(3,077)
Income Tax (Over) Provided in Prior Year	(2,770)	(6,868)	(1,970)	(48,232)
Income Tax Expense	**121,817**	**65,793**	**127,587**	**9,404**
Comprised of:				
Current Taxation	104,794	110,240	112,521	13,736
Deferred Taxation	17,023	(44,447)	15,066	(4,332)
	121,817	65,793	127,587	9,404

(ii) Imputation Credits

	Group 12 Months Ended 30 June 2006 $000	Group 9 Months Ended 30 June 2005 $000	Parent 12 Months Ended 30 June 2006 $000	Parent 9 Months Ended 30 June 2005 $000
Opening Balance Credit / (Debit)	108,829	(1,165)	-	-
Imputation Credits Attached to Dividends Paid	(44,349)	(35,637)	-	-
Net New Zealand Income Tax Paid	96,176	145,631	-	-
Closing Balance Credit	**160,656**	**108,829**	-	-

The Imputation Credits are available to Shareholders of the Parent:	Group 30 June 2006 $000	Group 30 June 2005 $000
- Through Consolidated Imputation Group	160,656	108,829
- Through the Parent	-	-
- Through Subsidiaries	-	-
Closing Balance Credit	160,656	108,829

5. deferred taxation

(i) Recognised Deferred Tax Assets and Liabilities:

Deferred tax assets and liabilities are offset on the face of the Balance Sheet where they relate to entities within a Consolidated Income Tax Group.

Group	Assets 30 June 2006 $000	Assets 30 June 2005 $000	Liabilities 30 June 2006 $000	Liabilities 30 June 2005 $000
Property, Plant & Equipment	-	704	(692,839)	(680,867)
Investment in Associate	-	-	(2,370)	(895)
Inventories	2,214	2,034	-	-
Employee Benefits	2,919	1,706	-	-
Provisions	10,485	12,899	-	-
Financial Instruments	-	-	(319)	-
Other	1,641	1,618	(379)	-
Total	**17,259**	**18,961**	**(695,907)**	**(681,762)**

Parent	Assets 30 June 2006 $000	Assets 30 June 2005 $000	Liabilities 30 June 2006 $000	Liabilities 30 June 2005 $000
Property, Plant & Equipment	-	-	(692,839)	(680,867)
Investment in Associate	-	-	(174)	(174)
Inventories	2,214	2,034	-	-
Employee Benefits	2,919	1,706	-	-
Provisions	10,091	12,504	-	-
Financial Instruments	-	-	(319)	-
Other	207	181	(379)	-
Total	**15,431**	**16,425**	**(693,711)**	**(681,041)**

(ii) Unrecognised Deferred Tax Assets and Liabilities

There are no unrecognised deferred tax assets or liabilities.

(iii) The Movement in Deferred Tax:

Group	Balance 1 October 2004 $000	Recognised In Income $000	Recognised In Equity $000	Balance 30 June 2005 $000
Property, Plant & Equipment	(783,979)	45,849	57,966	(680,164)
Investment in Associate	(715)	(160)	(20)	(895)
Inventories	1,122	912	-	2,034
Employee Benefits	1,019	688	-	1,707
Provisions	15,732	(2,833)	-	12,899
Other	1,627	(9)	-	1,618
Total	**(765,194)**	**44,447**	**57,946**	**(662,801)**

Group	Balance 1 July 2005 $000	Recognised In Income $000	Recognised In Equity $000	Balance 30 June 2006 $000
Property, Plant & Equipment	(680,164)	(12,676)	-	(692,840)
Investment in Associate	(895)	(1,249)	(226)	(2,370)
Inventories	2,034	180	-	2,214
Employee Benefits	1,707	1,212	-	2,919
Provisions	12,899	(1,159)	(1,254)	10,486
Financial Instruments	-	(2,975)	2,656	(319)
Other	1,618	(356)	-	1,262
Total	**(662,801)**	**(17,023)**	**1,176**	**(678,648)**

Parent	Balance 1 October 2004 $000	Recognised In Income $000	Recognised In Equity $000	Balance 30 June 2005 $000
Property, Plant & Equipment	(742,642)	3,810	57,966	(680,866)
Investment in Associate	(174)	-	-	(174)
Inventories	516	1,518	-	2,034
Employee Benefits	966	740	-	1,706
Provisions	14,231	(1,727)	-	12,504
Other	189	(9)	-	180
Total	**(726,914)**	**4,332**	**57,966**	**(664,616)**

Parent	Balance 1 July 2005 $000	Recognised In Income $000	Recognised In Equity $000	Balance 30 June 2006 $000
Property, Plant & Equipment	(680,866)	(11,972)	-	(692,838)
Investment in Associate	(174)	-	-	(174)
Inventories	2,034	180	-	2,214
Employee Benefits	1,706	1,212	-	2,918
Provisions	12,504	(1,159)	(1,254)	10,091
Financial Instruments	-	(2,975)	2,656	(319)
Other	180	(352)	-	(172)
Total	**(664,616)**	**(15,066)**	**1,402**	**(678,280)**

6. reserves

Group	Share Capital $000	Foreign Currency Translation Reserve $000	Asset Revaluation Reserve $000	Cash Flow Hedge Reserve $000	Retained Earnings $000	Total $000
Balance as at 1 October 2004	780,037	-	1,547,641	-	(61,688)	2,265,990
Profit for the Period	-	-	-	-	147,795	147,795
Translation of Foreign Operations:						
Exchange Differences Taken to Equity	-	658	-	-	-	658
Transferred to Income Statement	-	461	-	-	-	461
Movement in Deferred Tax Liability Attributable to Equity	-	(20)	-	-	57,966	57,946
Total Recognised Revenues and Expenses	-	1,099	-	-	205,761	206,860
Dividends Paid to Shareholders	-	-	-	-	(92,262)	(92,262)
Balance as at 30 June 2005	780,037	1,099	1,547,641	-	51,811	2,380,588
Balance as at 1 July 2005	780,037	1,099	1,547,641	-	51,811	2,380,588
Adoption of NZIAS 39 - Financial Instruments	-	-	-	(18,037)	8,548	(9,489)
Restated Equity as at 1 July 2005	780,037	1,099	1,547,641	(18,037)	60,359	2,371,099
Profit for the Period	-	-	-	-	280,868	280,868
Cash Flow Hedges:						
Gains Taken to Equity	-	-	-	18,955	-	18,955
Translation of Foreign Operations:						
Exchange Differences Taken to Equity	-	(407)	-	-	-	(407)
Transferred to Income Statement	-	(307)	-	-	-	(307)
Net Revaluation Increments	-	-	5,096	-	-	5,096
Movement in Deferred Tax Liability Attributable to Equity	-	(226)	(1,254)	(6,255)	-	(7,735)
Total Recognised Revenues and Expenses	-	(940)	3,842	12,700	280,868	296,470
Dividends Paid to Shareholders	-	-	-	-	(115,326)	(115,326)
Balance as at 30 June 2006	780,037	159	1,551,483	(5,337)	225,901	2,552,243
Parent						
Balance as at 1 October 2004	780,037	-	1,547,641	-	210,377	2,538,055
Profit for the Period	-	-	-	-	48,975	48,975
Net Revaluation Increments	-	-	(193,414)	-	-	(193,414)
Movement in Deferred Tax Liability Attributable to Equity	-	-	-	-	57,966	57,966
Total Recognised Revenues and Expenses	-	-	(193,414)	-	106,941	(86,473)
Dividends Paid to Shareholders	-	-	-	-	(92,262)	(92,262)
Balance as at 30 June 2005	780,037	-	1,354,227	-	225,056	2,359,320
Balance as at 1 July 2005	780,037	-	1,354,227	-	225,056	2,359,320
Adoption of NZIAS 39 - Financial Instruments	-	-	-	(18,037)	54	(17,983)
Restated Equity as at 1 July 2005	780,037	-	1,354,227	(18,037)	225,110	2,341,337
Profit for the Period	-	-	-	-	296,238	296,238
Cash Flow Hedges:						
Gains Taken to Equity	-	-	-	18,955	-	18,955
Net Revaluation Increments	-	-	5,096	-	-	5,096
Movement in Deferred Tax Liability Attributable to Equity	-	-	(1,254)	(6,255)		(7,509)
Total Recognised Revenues and Expenses	-	-	3,842	12,700	296,238	312,780
Dividends Paid to Shareholders	-	-	-	-	(115,326)	(115,326)
Balance as at 30 June 2006	780,037	-	1,358,069	(5,337)	406,022	2,538,791

7. share capital

Authorised and Issued Shares	Group 30 June 2006 Number	Group 30 June 2005 Number	Parent 30 June 2006 Number	Parent 30 June 2005 Number
Ordinary Shares				
Total Number of Shares	576,633,982	603,950,000	576,633,982	603,950,000
Shares held as Treasury Stock	-	(27,316,018)	-	(27,316,018)
Issued Shares	576,633,982	576,633,982	576,633,982	576,633,982

All ordinary shares rank equally with one vote attached to each share. Ordinary shares have no par value and are fully paid.

The Company cancelled 27,316,018 shares held as Treasury Stock on 8 June 2006. With the exception of the Treasury Stock, there has been no change to share capital during the period.

8. ordinary dividends paid

The Company paid the following fully imputed dividends during the period.

	Parent 12 Months Ended 30 June 2006 $000	Parent 9 Months Ended 30 June 2005 $000	Parent 12 Months Ended 30 June 2006 Cents Per Share	Parent 9 Months Ended 30 June 2005 Cents Per Share
Prior Year Final Dividend	57,663	46,131	10.0	8.0
Current Year Interim Dividend	57,663	46,131	10.0	8.0
Supplementary Dividend	12,455	9,846		
Foreign Investor Tax Credit	(12,455)	(9,846)		
Total Ordinary Dividends Paid	**115,326**	**92,262**		
Current year final dividend on ordinary shares, declared subsequent to balance date. Refer to Note 28	92,261	57,663	16.0	10.0

9. earnings per share

	Group 12 Months Ended 30 June 2006	Group 9 Months Ended 30 June 2005
Adjusted Earnings Per Share (cents)	**41.91**	**25.63**
Earnings Per Share (cents)	**48.71**	**25.63**

The calculation of basic earnings per share for the year ended 30 June 2006 is based on the profit attributable to ordinary shareholders of $280.9 million (2005: $147.8 million) and a weighted average number of ordinary shares outstanding during the year ended 30 June 2006 of 576,633,982 (2005: 576,633,982).

The calculation of adjusted earnings per share for the year ended 30 June 2006 is based on the profit attributable to ordinary shareholders excluding the gain on disposal of subsidiaries and the change in fair value of financial instruments.

The diluted earnings per share calculation is not different from the basic earnings per share.

10. cash and cash equivalents including short term deposits

	Group 30 June 2006 $000	Group 30 June 2005 $000	Parent 30 June 2006 $000	Parent 30 June 2005 $000
Commercial Paper	231,956	-	231,956	-
Cash Collateral Deposits	24,363	27,800	24,363	27,800
Other Short Term Deposits	26,500	16,634	26,500	10,471
Short Term Deposits	**282,819**	**44,434**	**282,819**	**38,271**
Represented by:				
Restricted Cash	24,363	33,963	24,363	27,800
Unrestricted Cash	258,456	10,471	258,456	10,471
	282,819	**44,434**	**282,819**	**38,271**
Bank Overdraft (Refer to Note 23)	(8,015)	(9,538)	(7,839)	(9,999)
Cash and Cash Equivalents in the Statement of Cash Flows	**274,804**	**34,896**	**274,980**	**28,272**

Commercial paper has been classified as a held to maturity investment.

As at 30 June 2006, Restricted Cash comprised cash collateral deposits posted in relation to movements in the fair value of a cross currency interest rate swap.

As at 30 June 2005, the $34.0 million of Group Restricted Cash comprised Cash Collateral Deposits ($27.8 million) and a Joint Venture Participant bank account ($6.2 million). The Joint Venture was disposed of during 2006. Refer to Note 17 for details.

11. reconciliation of profit for the period to cash flows from operating activities

	Group 12 Months Ended 30 June 2006 $000	Group 9 Months Ended 30 June 2005 $000	Parent 12 Months Ended 30 June 2006 $000	Parent 9 Months Ended 30 June 2005 $000
Profit for the Period	**280,868**	**147,795**	**296,238**	**48,975**
Items Classified as Investing / Financing				
Gain on Disposal of Subsidiaries	(33,399)	-	(32,894)	-
Other	-	2,056	-	124,592
Non-cash items				
Depreciation	133,229	94,304	132,316	91,871
Change in Fair Value of Financial Instruments	(8,699)	-	(9,016)	-
Bad and Doubtful Accounts	7,160	4,292	4,484	2,252
Provisions	1,704	(3,848)	2,704	(3,161)
Decrease in Deferred Taxation	-	(44,215)	-	(1,440)
Equity Accounted Earnings of Associates	(4,422)	(534)	-	-
Other	2,398	1,357	1,695	2,362
	131,370	51,356	132,183	91,884
Operating Cash Profit for the Period	**378,839**	**201,207**	**395,527**	**265,451**
Movement in Working Capital				
(Increase) / Decrease in Receivables and Prepayments	(16,806)	(58,795)	(24,917)	(60,117)
Decrease / (Increase) in Taxation Receivable	29,255	(33,739)	40,217	(90,893)
(Increase) / Decrease in Inventories	(19)	541	(19)	541
Increase / (Decrease) in Payables and Accruals	39,654	74,436	26,878	74,223
	52,084	(17,557)	42,159	(76,246)
Movement in Other Non-current Assets	-	(8,741)	-	(8,741)
Net Cash Inflow from Operating Activities	**430,923**	**174,909**	**437,686**	**180,464**

12. receivables and prepayments

	Group 30 June 2006 $000	Group 30 June 2005 $000	Parent 30 June 2006 $000	Parent 30 June 2005 $000
Trade Receivables and Accruals	220,510	206,425	196,268	179,893
Prepayments	8,128	7,875	8,128	7,875
Interest Receivable	1,944	274	1,944	22,011
Total Receivables and Prepayments	**230,582**	**214,574**	**206,340**	**209,779**

13. inventories

	Group 30 June 2006 $000	Group 30 June 2005 $000	Parent 30 June 2006 $000	Parent 30 June 2005 $000
Fuel Stocks	10,255	10,726	10,255	10,726
Consumables and Spare Parts	19,661	19,716	19,661	19,716
Total Inventories	**29,916**	**30,442**	**29,916**	**30,442**

14. financial instruments

Financial Risk Management Objectives

In the normal course of business Contact is exposed to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. Contact's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on Contact's financial performance. Contact uses derivative financial instruments to hedge these risk exposures.

Fair Value Of Derivative Financial Instruments

The fair values of the significant types of derivative financial instruments outstanding as at 30 June 2006 together with the designation of their hedging relationship are summarised below:

	Hedge Accounting Designation	Group Fair Value Assets 30 June 2006 $000	Group Fair Value Liabilities 30 June 2006 $000	Parent Fair Value Assets 30 June 2006 $000	Parent Fair Value Liabilities 30 June 2006 $000
Cross Currency Interest Rate Swaps	Fair Value Hedge	-	(155,889)	-	(155,889)
Interest Rate Derivatives	No Hedge	4,452	-	4,452	-
Cross Currency Interest Rate Swaps - Margin	Cash Flow Hedge	-	(2,355)	-	(2,355)
Forward Foreign Exchange Derivatives	Cash Flow Hedge	3,306	-	3,306	-
Electricity Price Hedges	Cash Flow Hedge	754	(5,180)	754	(5,180)
Total Derivative Financial Instruments		**8,512**	**(163,424)**	**8,512**	**(163,424)**
Disclosed As:					
Current		3,940	(4,973)	3,940	(4,973)
Non-current		4,572	(158,451)	4,572	(158,451)
		8,512	**(163,424)**	**8,512**	**(163,424)**

The changes in the fair values of financial instruments recognised in the Income Statement and Equity for the year to 30 June 2006 are summarised below:

	Hedge Accounting Designation	Group Income Statement 12 Months Ended 30 June 2006 $000	Group Cash Flow Hedge Reserve 12 Months Ended 30 June 2006 $000	Parent Income Statement 12 Months Ended 30 June 2006 $000	Parent Cash Flow Hedge Reserve 12 Months Ended 30 June 2006 $000
Cross Currency Interest Rate Swaps	Fair Value Hedge	58,400	-	58,400	-
Borrowings	Fair Value Hedge	(58,321)	-	(58,321)	-
		79		79	
Interest Rate Derivatives	No Hedge	8,033	(539)	8,033	(539)
Forward Foreign Exchange Derivatives	Cash Flow Hedge	180	6,089	180	6,089
Cross Currency Interest Rate Swaps - Margin	Cash Flow Hedge	-	4,898	-	4,898
Electricity Price Hedges	Cash Flow Hedge	407	8,507	724	8,507
Income Tax on Change in Fair Value of Financial Instruments Taken to Equity		-	(6,255)	-	(6,255)
Total Change in Fair Value of Financial Instruments		**8,699**	**12,700**	**9,016**	**12,700**

Movement in Cash Flow Hedge Reserve

	Group 30 June 2006 $000	Parent 30 June 2006 $000
Adoption of NZIAS 39 at 1 July 2005	(18,037)	(18,037)
The effective portion of cash flow hedges recognised in the Cash Flow Hedge Reserve	(17,141)	(17,141)
The amount transferred from the Cash Flow Hedge Reserve to Operating Revenue	42,162	42,162
The amount transferred from the Cash Flow Hedge Reserve to Operating Expenses	28	28
The amount transferred from the Cash Flow Hedge Reserve to Change in Value of Financial Instruments	(539)	(539)
The amount transferred from the Cash Flow Hedge Reserve to Property Plant & Equipment	2,887	2,887
The amount transferred from the Cash Flow Hedge Reserve to Deferred Taxation	(14,697)	(14,697)
Closing Balance	**(5,337)**	**(5,337)**
The ineffectiveness recognised in the Income Statement from cash flow hedges	23	23

Risk management is carried out by a central treasury department (Treasury) for interest rate and foreign exchange exposures. Risk management activities in respect of the electricity exposures are undertaken by the Trading Group (Trading). Both Treasury and Trading operate under policies approved by the Board of Directors. Treasury and Trading identify, evaluate and hedge the financial risks in close co-operation with Contact's operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, electricity price risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

Significant Accounting Policies

Details of significant accounting policies and methods adopted, including the criteria for recognition and the basis of measurement applied in respect of each class of financial asset and financial liability are disclosed in Note 1 to the financial statements.

(a) Market Risk

(i) Foreign exchange risk

Contact is exposed to foreign currency risk as a result of transactions denominated in a currency other than Contact's functional currency, New Zealand dollars (NZD). The currencies giving rise to this risk are primarily Australian dollar, US dollar, Swiss Francs and the Euro.

Foreign exchange risk arises from future commercial transactions (including interest payments on long-term borrowings and the purchase of capital equipment and maintenance), recognised assets and liabilities (including borrowings) and net investments in foreign operations.

Contact uses forward foreign exchange contracts to manage foreign exchange risk arising from future commercial transactions and recognised assets and liabilities. To manage the foreign exchange risk arising from the future interest payments required on foreign currency denominated long-term borrowings, Contact uses cross currency interest rate swaps (both fixed to floating and floating to floating) which convert the foreign currency denominated future interest payments into the functional currency for the full term of the underlying borrowings.

Treasury is responsible for managing the net position in each foreign currency within approved policy parameters.

Contact has certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of Contact's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

Forward foreign exchange contracts

The aggregate notional principal amounts of the outstanding forward foreign exchange contracts at 30 June 2006 was $14.5 million.

The hedged anticipated transactions denominated in foreign currency are expected to occur at various dates between one month to 2.5 years from the Balance Sheet date. Gains and losses recognised in the cash flow hedge reserve in equity on forward foreign exchange contracts as at 30 June 2006 will be released to the Income Statement at dates when the cash flow from the underlying anticipated transactions will occur and be recognised in the Income Statement or included in the cost of any asset acquired. During the year to 30 June 2006, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast.

Sensitivity analysis

At 30 June 2006, if the New Zealand dollar had weakened/strengthened by 10% against the currencies with which Contact has foreign currency risk with all other variables held constant, post-tax profit for the year would not have been materially different.

Other components of equity would have been $3.1 million higher/lower, arising principally from foreign exchange gains/ losses on revaluation of foreign exchange contracts in a cash flow hedge relationship.

(ii) Price risk

Contact is exposed to commodity price risk primarily from electricity. To manage its commodity price risks in respect of electricity, Contact utilises electricity price hedges where Contact sells and buys electricity forward at a fixed price.

Electricity price hedges

The aggregate notional volume of the outstanding electricity derivatives at 30 June 2006 was 3,695 GWh.

The hedged anticipated electricity sale transactions are expected to occur continuously for each half-hour period throughout the next four years from the Balance Sheet date consistent with the forecast generation over this period. Gains and losses recognised in the cash flow hedge reserve in equity on electricity derivatives as of 30 June 2006 will be continuously released to the Income Statement in each period in which the underlying sale transactions are recognised in the Income Statement.

Sensitivity analysis

The following table summarises the impact of increases/decreases of the relevant forward prices (for commodities) on Contact's post-tax profit for the year and on other components of equity. The sensitivity analysis is based on the assumption that the relevant market prices had increased/decreased by 10% with all other variables held constant.

	Impact on Post Tax Profit				Impact on Equity	
	Group 30 June 2006 +10% $000	Group 30 June 2006 -10% $000	Parent 30 June 2006 +10% $000	Parent 30 June 2006 -10% $000	Group 30 June 2006 + / -10% $000	Parent 30 June 2006 + / -10% $000
Electricty Forward Price	208	(215)	208	(215)	22,251	22,251

Post-tax profit for the year would increase/decrease as a result of Contact's risk management policy requiring hedging of less than 100% of forecast future sales of commodities and some derivative instruments which are valid economic hedges of these commodity price risks not achieving hedge accounting under NZIAS 39 requirements. Other components of equity would increase/decrease as a result of the hedging instruments that do qualify for cash flow hedge accounting under NZIAS 39.

(b) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to Contact. Contact is exposed to credit risk in the normal course of business arising from trade receivables, the purchase of commercial paper and transactions with financial institutions.

Contact has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate as a means of mitigating the risk of financial loss from defaults. Contact minimises its exposure to credit risk of trade receivables through the adoption of counterparty credit limits. Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions and other organisations in the relevant industry. Contact's exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties.

The carrying amounts of financial assets recognised in the Balance Sheet best represents Contact's maximum exposure to credit risk at the reporting date without taking account of the value of any collateral obtained.

Contact does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. Concentration of credit risk with respect to trade receivables is limited due to Contact's large customer base in a diverse range of industries throughout New Zealand. Contact has no significant concentration of credit risk with any one financial institution.

(c) Liquidity Risk

Contact's ability to readily attract cost effective funding is largely driven by its credit standing.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the spreading of debt maturities.

Liquidity risk is monitored by continuously forecasting actual cash flows and matching the maturity profiles of financial assets and liabilities.

(d) Interest Rate Risk (Cash Flow And Fair Value)

Contact's income and operating cash flows are substantially independent of changes in market interest rates. Contact is primarily exposed to interest rate risk as a result of issuing term borrowings at fixed interest rates. Borrowings issued at fixed rates expose Contact to fair value interest rate risk. As the majority of Contact's borrowings are issued in foreign currency, Contact manages the combined interest and foreign currency risk by entering into cross currency interest rate swaps to convert the proceeds into a floating rate New Zealand dollar exposure. New Zealand Dollar Interest Rate Swaps are used to convert floating rate exposure into fixed rate exposure.

Cross currency interest rate swaps

The aggregate notional principal amounts of the outstanding cross currency interest rate swap contracts at 30 June 2006 were $1,025 million. The cross currency interest rate swaps have been split into two components for the purposes of hedge designation. The hedge of the benchmark interest rate is designated as a fair value hedge and the hedge of the issuance margin is designated as a cash flow hedge.

The hedged anticipated interest payments are expected to occur at various dates between one month to 12 years from the Balance Sheet date as a result of the maturities of the underlying borrowings.

Interest rate swaps

The aggregate notional principal amounts of the outstanding interest rate swap contracts at 30 June 2006 were $1,036 million including $230 million of forward starting swaps.

The hedged anticipated interest payment transactions are expected to occur at various dates between one month to nine years from the Balance Sheet date as a result of the maturities of the underlying borrowings. Gains and losses recognised in the Income Statement on interest rate swap contracts as of 30 June 2006 will be continuously realised in the Income Statement in each period in which interest payments are recognised in the Income Statement until the maturities of the underlying borrowings.

Sensitivity analysis

At 30 June 2006, if interest rates at that date had been 100 basis points higher/lower with all other variables held constant, post-tax profit for the year would have been $17.1 million higher/lower, mainly as a result of the fair value change in interest rate swaps which are valid economic hedges but which do not qualify for hedge accounting under NZIAS 39. There would be no effect on other components of equity.

Non-current Financial Liabilities Contractual Maturities

2006 Group	Note	Carrying Value	1-2 years $000	2-5 years $000	More than 5 years $000
Financial Liabilities					
Borrowings	23	869,424			
Cross Currency Interest Rate Swaps		155,889			
		1,025,313	277,778	160,228	587,307
Finance Lease Liabilities	23	394	172	222	-
		1,025,707	277,950	160,450	587,307

2006 Parent	Note	Carrying Value	1-2 years $000	2-5 years $000	More than 5 years $000
Financial Liabilities					
Borrowings	23	869,424			
Cross Currency Interest Rate Swaps		155,889			
		1,025,313	277,778	160,228	587,307
Finance Lease Liabilities	23	394	172	222	-
		1,025,707	277,950	160,450	587,307

Given the cross currency interest rate swaps have matched terms with the borrowings it is appropriate to present the net effective interest rates for the underlying borrowings, cross currency interest rate swaps and overlaid interest rate swaps.

2006 Group And Parent	1-2 years	2-5 years	More than 5 years
Effective Interest Rate	7.5%	7.2%	6.8%

Fair Values

The carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their fair values.

Estimation Of Fair Values

The fair values and net fair values of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices;
- the fair value of other financial assets and financial liabilities are calculated using market-quoted rates based on discounted cash flow analysis; and
- the fair value of derivative financial instruments are calculated using quoted prices. Where such prices are not available use is made of discounted cash flow analysis using the applicable yield curve or available forward price data for the duration of the instruments

Where the fair value of a derivative is calculated as the present value of the estimated future cash flows of the instrument, there are two key types of variables used by the valuation technique:

- forward price curve (for the relevant underlying interest rates, foreign exchange rates or commodity prices);
- discount rates

The selection of variables requires significant judgement, and therefore there is a range of reasonably possible assumptions in respect of these variables that could be used in estimating the fair value of these derivatives. Maximum use is made of observable market data when selecting variables and developing assumptions for the valuation techniques.

Capital Risk Management Objectives

Contact's objectives when managing capital are to safeguard Contact's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure.

In order to maintain or adjust the capital structure, Contact may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, Contact monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital.

- Net debt is calculated as total borrowings less short-term deposits. Total borrowings is calculated using a value of unsecured loans equivalent to the New Zealand dollar (NZD) principal after the effect of foreign exchange hedging of the borrowings.
- Total capital funding is calculated as 'Shareholders' Equity' as shown in the consolidated Balance Sheet, adjusted for the effect of the fair value of financial instruments, plus net debt.

The gearing ratios at 30 June 2006 and at 30 June 2005 were as follows:

	Group 30 June 2006 $000	Group 30 June 2005 $000
Net Debt		
Current Borrowings	(20,948)	(25,188)
Borrowings - NZD Equivalent net of foreign exchange hedging	(1,025,305)	(1,025,305)
Other Non-current Borrowings	(394)	(31,359)
Short Term Deposits	282,819	44,434
	(763,828)	**(1,037,418)**
Equity		
Shareholders' Equity	(2,552,243)	(2,380,588)
Remove net effect of fair value of financial instruments after tax	968	-
Adjusted equity	(2,551,275)	(2,380,588)
Total Capital Funding	**(3,315,103)**	**(3,418,006)**
Gearing Ratio	**23%**	**30%**

15. property, plant & equipment

Group	Plant and Equipment (including Land and Buildings) at Fair Value $000	Other Land at Cost $000	Other Buildings and Improvements at Cost $000	Leased Generation Plant at Cost $000	Other Plant and Equipment at Cost $000	Capital Work in Progress at Fair Value $000	Total $000
Cost or Fair Value							
Balance as at 1 October 2004	3,711,055	19,648	2,611	75,429	121,790	61,448	3,991,981
Additions	16,483	-	48	-	15,437	35,935	67,903
Transfers (to) / from Capital Work in Progress	12,768	-	34	-	-	(12,802)	-
Disposals	(232)	-	-	-	(30)	(3,206)	(3,468)
Effects of Movements in Foreign Exchange	-	-	-	1,724	-	-	1,724
Balance as at 30 June 2005	**3,740,074**	**19,648**	**2,693**	**77,153**	**137,197**	**81,375**	**4,058,140**
Balance as at 1 July 2005	3,740,074	19,648	2,693	77,153	137,197	81,375	4,058,140
Sale of Subsidiary	-	-	-	(75,908)	-	-	(75,908)
Additions	59,296	-	172	-	11,776	67,464	138,708
Transfers (to) / from Capital Work in Progress	58,788	-	-	-	-	(58,788)	-
Effects of Movements in Foreign Exchange	-	-	-	(1,245)	-	-	(1,245)
Balance as at 30 June 2006	**3,858,158**	**19,648**	**2,865**	**-**	**148,973**	**90,051**	**4,119,695**
Depreciation and Impairment Losses							
Balance as at 1 October 2004	-	-	(1,392)	(5,865)	(64,992)	-	(72,249)
Depreciation Charge	(80,899)	-	(203)	(2,292)	(10,910)	-	(94,304)
Disposals	-	-	-	-	170	-	170
Effects of Movements in Foreign Exchange	-	-	-	(154)	-	-	(154)
Balance as at 30 June 2005	**(80,899)**	**-**	**(1,595)**	**(8,311)**	**(75,732)**	**-**	**(166,537)**
Balance as at 1 July 2005	(80,899)	-	(1,595)	(8,311)	(75,732)	-	(166,537)
Depreciation Charge	(115,865)	-	(282)	(913)	(16,169)	-	(133,229)
Disposals	-	-	-	9,073	-	-	9,073
Effects of Movements in Foreign Exchange	-	-	-	151	-	-	151
Balance as at 30 June 2006	**(196,764)**	**-**	**(1,877)**	**-**	**(91,901)**	**-**	**(290,542)**
Carrying Amounts							
At 30 June 2005	3,659,175	19,648	1,098	68,842	61,465	81,375	3,891,603
At 30 June 2006	**3,661,394**	**19,648**	**988**	**-**	**57,072**	**90,051**	**3,829,153**

Parent	Generation Plant and Equipment (including Land and Buildings) at Fair Value $000	Other Land at Cost $000	Other Buildings and Improvements at Cost $000	Leased Generation Plant at Cost $000	Other Plant and Equipment at Cost $000	Capital Work in Progress at Fair Value $000	Total $000
Cost or Fair Value							
Balance as at 1 October 2004	3,450,724	19,648	2,611	-	121,790	48,457	3,643,230
Additions	276,814	-	48	-	15,437	48,926	341,225
Transfers (to) / from Capital Work in Progress	12,768	-	34	-	-	(12,802)	-
Disposals	(232)	-	-	-	(30)	(3,206)	(3,468)
Balance as at 30 June 2005	**3,740,074**	**19,648**	**2,693**	**-**	**137,197**	**81,375**	**3,980,987**
Balance as at 1 July 2005	3,740,074	19,648	2,693	-	137,197	81,375	3,980,987
Additions	59,296	-	172	-	11,776	67,464	138,708
Transfers (to) / from Capital Work in Progress	58,788	-	-	-	-	(58,788)	-
Balance as at 30 June 2006	**3,858,158**	**19,648**	**2,865**	**-**	**148,973**	**90,051**	**4,119,695**
Depreciation and Impairment Losses							
Balance as at 1 October 2004	-	-	(1,392)	-	(64,992)	-	(66,384)
Depreciation Charge	(80,899)	-	(203)	-	(10,769)	-	(91,871)
Disposals	-	-	-	-	29	-	29
Balance as at 30 June 2005	**(80,899)**	**-**	**(1,595)**	**-**	**(75,732)**	**-**	**(158,226)**
Balance as at 1 July 2005	(80,899)	-	(1,595)	-	(75,732)	-	(158,226)
Depreciation Charge	(115,865)	-	(282)	-	(16,169)	-	(132,316)
Balance as at 30 June 2006	**(196,764)**	**-**	**(1,877)**	**-**	**(91,901)**	**-**	**(290,542)**
Carrying Amounts							
At 30 June 2005	3,659,175	19,648	1,098	-	61,465	81,375	3,822,761
At 30 June 2006	**3,661,394**	**19,648**	**988**	**-**	**57,072**	**90,051**	**3,829,153**

Generation plant and equipment and capital work in progress carried at fair value

Deloitte revalued the Company's generation assets and capital work in progress at 30 September 2004. Deloitte is an independent valuer.

Generation assets and capital work in progress were revalued to the net present value of the future earnings of the assets, on an existing use basis. The valuation of generation assets was $3,711.1 million and capital work in progress $55.9 million. The revaluation surpluses have been transferred to the asset revaluation reserve (net of applicable deferred income taxes).

Under the Treaty of Waitangi Act 1975, the Waitangi Tribunal has the power to recommend, in appropriate circumstances, that some of the land purchased from ECNZ and now owned by Contact, be resumed by the Crown in order that it be returned to the Maori claimants. In the event that the Tribunal's initial recommendation is confirmed and the land is to be returned, compensation will be paid to Contact under the provisions of the Public Works Act 1981.

The carrying amount of generation plant and equipment and capital work in progress had they been recognised under the cost model are as follows:

	Group 30 June 2006 $000	Group 30 June 2005 $000	Parent 30 June 2006 $000	Parent 30 June 2005 $000
Generation Plant and Equipment	1,705,341	1,695,307	1,705,341	1,695,307
Capital Work in Progress	90,051	81,375	90,051	81,375
	1,795,392	**1,776,682**	**1,795,392**	**1,776,682**

16. goodwill

For the purpose of impairment testing all goodwill is allocated to the cash generating unit of Retail. The unit's impairment test is based on a discounted cash flow valuation (value in use). At 30 June 2006 no impairment existed. (2005: nil)

17. investment in joint venture

	Interest Held By Group		
Name of Entity	30 June 2006	30 June 2005	Principal Activity
ValCon Joint Venture	-	40%	Operating peaking plant in Victoria, Australia

On 17 October 2005, Contact disposed of its entire interest in Contact Peaker (NZ) Limited and its 100% owned subsidiary Contact Peaker Australia Pty Limited. Contact Peaker Australia Pty Limited leased 40% of the generation plant from Valley Power Pty Limited and was a 40% partner in the ValCon joint venture that operated the generation plant (Refer to Note 19).

From acquisition to the date of disposal, the results of the joint venture were not material in relation to the Contact Energy Group.

18. investments in subsidiaries

The Parent's investments in subsidiaries comprise shares at cost. Subsidiaries comprise:

Name of Entity	Interest Held 30 June 2006	Interest Held 30 June 2005	Principal Activity	Country of Incorporation
Empower Limited	100%	100%	Electricity Retailer	New Zealand
Stratford Power Limited	100%	100%	Gas Wholesaler	New Zealand
Energy Gas Contracts Limited	100%.	100%	Gas Wholesaler	New Zealand
Contact Peaker (NZ) Limited	-	100%	Investment Holding Company	New Zealand
Contact Avalanche Holdings Limited	-	100%	Investment Holding Company	New Zealand
Contact Australia Pty Limited	100%	100%	Investment Holding Company	Australia
Contact Operations Australia Pty Limited	100%	100%	Manages Australian Interests relating to operation and maintenance	Australia
Contact Peaker Australia Pty Limited	-	100%	Investment Holding Company	Australia
Contact Finance Pty Limited	-	100%	Australian Finance Company	Australia

Effective 13 July 2005, Contact Avalanche Holdings Limited was amalgamated with the Parent entity, Contact Energy Limited.

On 17 October 2005, Contact disposed of its 100% owned subsidiaries, Contact Peaker (NZ) Limited and Contact Peaker Australia Pty Limited. Refer to Note 19.

Contact Finance Pty Limited was deregistered on 9 October 2005.

All subsidiaries have a balance date of 30 June.

19. disposal of subsidiaries

On 17 October 2005, Contact disposed of its entire interest in Contact Peaker (NZ) Limited and its 100% owned subsidiary Contact Peaker Australia Pty Limited. Contact Peaker Australia Pty Limited leased 40% of the generation plant from Valley Power Pty Limited and was a 40% partner in the ValCon joint venture that operated the generation plant.

The disposal gave rise to a gain on disposal of $33.4 million to the Group.

Summary of the effect of the disposal of subsidiaries:

	Group 12 Months Ended 30 June 2006 $000
Net Assets Disposed	
Receivables & Prepayments	205
Property, Plant & Equipment	66,397
Payables and Accruals	(2,433)
Deferred Taxation	(417)
Finance Lease Liability	(34,511)
Net Assets[1]	29,241
Fair Value of Derivative Instruments Net of Deferred Tax	8,150
Total Net Assets Disposed	37,391
Sale Proceeds	70,483
Gain on Disposal of Net Assets	33,092
Transfer Foreign Currency Translation Reserve on Disposal of Foreign Subsidiary	307
Total Gain on Disposal of Subsidiaries	33,399

1 Prior to recognition of financial instruments in accordance with NZIAS 39

20. investment in associate

Name of Entity	Interest Held by Group 30 June 2006	Interest Held by Group 30 June 2005	Principal Activity	Country of Incorporation
Oakey Power Holdings Pty Limited	25%	25%	Electricity Generation	Australia

	Group 12 Months Ended 30 June 2006 $000	Group 9 Months Ended 30 June 2005 $000	Parent 12 Months Ended 30 June 2006 $000	Parent 9 Months Ended 30 June 2005 $000
Carrying Value				
Carrying Value at Start of the Period	3,984	3,382	1,579	1,579
Share of Recognised Revenue and Expenses	4,422	534	-	-
Movements Taken to Foreign Currency Translation Reserve	754	68	-	-
Dividends Received	(260)	-	-	-
Carrying Value at End of the Period	**8,900**	**3,984**	**1,579**	**1,579**

21. payables and accruals

	Group 30 June 2006 $000	Group 30 June 2005 $000	Parent 30 June 2006 $000	Parent 30 June 2005 $000
Trade Payables and Accruals	245,445	202,048	210,242	163,529
Advances from Subsidiaries	-	-	26,538	40,135
Employee Benefits	9,763	7,123	9,763	7,123
Interest Payable	9,253	10,543	9,253	10,045
Other Payables	58	-	58	-
Total Payables and Accruals	**264,519**	**219,714**	**255,854**	**220,832**

22. provisions

	Group			Parent		
	Decommissioning/ Restoration $000	Other $000	Total $000	Decommissioning/ Restoration $000	Other $000	Total $000
Balance at 1 July 2005	21,698	9,996	31,694	21,698	9,996	31,694
Provisions Made During the Year	-	4,234	4,234	-	4,234	4,234
Provisions Used During the Year	(77)	(5,294)	(5,371)	(77)	(5,294)	(5,371)
Provisions Reversed During the Year	(3,799)	(2,522)	(6,321)	(3,799)	(2,522)	(6,321)
Unwind of Discount Rate	1,684	-	1,684	1,684	-	1,684
Balance at 30 June 2006	**19,506**	**6,414**	**25,920**	**19,506**	**6,414**	**25,920**
Current	750	4,414	5,164	750	4,414	5,164
Non-current	18,756	2,000	20,756	18,756	2,000	20,756
	19,506	6,414	25,920	19,506	6,414	25,920

Provisions for future expenditures have been estimated and include the abandonment and restoration of areas from which natural resources are extracted and the expected cost of environmental rehabilitation of commercial sites which require remediation of conditions resulting from present operations.

Other provisions cover a range of commercial matters, which are the subject of legal privilege and/or confidentiality arrangements.

23. borrowings

This note provides information about the contractual terms of Contact's borrowings. For more information about Contact's exposure to interest rate and foreign currency risk refer to Note 14.

As Contact has taken advantage of the exemption available in NZIFRS 1 not to restate financial instruments, the comparative information represents accounting for financial instruments in accordance with previous NZGAAP, which did not require financial instruments to be recognised at fair value on the Balance Sheet.

Current Borrowings	Borrowing Currency Denomination	Group 30 June 2006 $000	Group 30 June 2005 $000	Parent 30 June 2006 $000	Parent 30 June 2005 $000
Bank Overdraft	NZD	8,015	9,538	7,839	9,999
Loan from Associate	AUD	4,969	3,323	-	-
Other Short Term Loans	NZD	7,800	7,410	7,800	7,410
Finance Lease Liabilities	NZD / AUD	164	4,917	164	-
Total Current Borrowings		**20,948**	**25,188**	**15,803**	**17,409**

Non-current Borrowings	Borrowing Currency Denomination	Group 30 June 2006 $000	Group 30 June 2005 $000	Parent 30 June 2006 $000	Parent 30 June 2005 $000
Floating Rate Medium Term Note	AUD	146,423	158,730	146,423	158,730
Floating Rate Transferable Loan Certificate	USD	82,172	119,048	82,172	119,048
Fixed Rate Senior Notes	USD	640,829	747,527	640,829	747,527
Finance Lease Liabilities	NZD / AUD	394	31,359	394	-
Total Non-current Borrowings		**869,818**	**1,056,664**	**869,818**	**1,025,305**

Security

Except for finance leases, all of Contact's borrowings are unsecured. Contact borrows under a negative pledge arrangement, which does not permit Contact to grant any security interest over its assets, unless it is an exception permitted within the negative pledge.

Credit Facility

Contact has three year evergreen committed credit facilities totalling $300 million, currently fixed to 31 May 2008. At 30 June 2006 these facilities were undrawn (30 June 2005: $300 million evergreen facility undrawn).

Contact has in place a $250 million Commercial Paper Programme. This programme was unutilised at 30 June 2006 and 30 June 2005.

Finance Lease Liabilities

Future minimum lease payments are as follows:

	Group 30 June 2006 $000	Group 30 June 2005 $000	Parent 30 June 2006 $000	Parent 30 June 2005 $000
Not Later Than One Year	187	12,291	187	-
Later Than One Year and not Later Than Five Years	419	47,091	419	-
Later Than Five Years	-	6,505	-	-
Minimum Lease Payments	606	65,887	606	-
Future Finance Charges on Finance Leases	(48)	(29,611)	(48)	-
Present Value of Finance Lease Liabilities	558	36,276	558	-

The finance leases at 30 June 2006 relate to computer equipment. The finance leases at 30 June 2005 related to leased generation plant from Valley Power Pty Limited, which was terminated on disposal during the 2006 financial year. Refer to Note 19.

The present value of finance lease liabilities are as follows:

	Group 30 June 2006 $000	Group 30 June 2005 $000	Parent 30 June 2006 $000	Parent 30 June 2005 $000
Not Later Than One Year	164	4,917	164	-
Later Than One Year and not Later Than Five Years	394	28,758	394	-
Later Than Five Years	-	2,601	-	-
	558	36,276	558	-

24. commitments

Capital and Investment Commitments

Commitments in respect of contracts for capital and investment expenditure at balance date are:

	Group 30 June 2006 $000	Group 30 June 2005 $000	Parent 30 June 2006 $000	Parent 30 June 2005 $000
Not Later than One Year	43,218	66,626	43,218	66,626
Later Than One Year and not Later Than Five Years	105,311	92,865	105,311	92,865
Later Than Five years	5,873	22,256	5,873	22,256
Total Capital and Investment Commitments	**154,402**	**181,747**	**154,402**	**181,747**

Operating Lease Commitments

The operating leases are of a rental nature and are on normal commercial terms and conditions. The majority of the lease commitments are for building accommodation. The remainder relate to vehicles, plant and equipment.

	Group 30 June 2006 $000	Group 30 June 2005 $000	Parent 30 June 2006 $000	Parent 30 June 2005 $000
Not Later than One Year	3,995	3,794	3,995	3,794
Later Than One Year and not Later Than Five Years	9,672	9,830	9,672	9,830
Later Than Five years	3,486	4,893	3,486	4,893
Total Operating Lease Commitments	**17,153**	**18,517**	**17,153**	**18,517**

Lease Commitments are stated exclusive of GST.

Gas Commitments

Maui Crown Contract

Following the redetermination of the economically recoverable reserves in the Maui Gas Field Contact renegotiated its Maui Gas Contract with the Crown. As a consequence of that renegotiation Contact is required to make fixed monthly payments to the Crown until 27 June 2009 for the right to take gas under the contract. On 27 June 2009 the Crown is required to refund those payments to the extent gas take is less than an agreed amount.

Maui Development Limited

A new contract was entered into during the year ended 30 June 2006 with Maui Development Limited. Contact is required to make a fixed payment for 4.9PJ by the expiry date of 30 September 2006 for the right to take gas under the contract. The contract requires Contact to have arrangements in place in order to transport the gas in the Maui pipeline.

Swift Energy New Zealand Limited

Contact has a contract with Swift Energy New Zealand Limited, under which Contact is required to pay for and uplift a minimum quantity of gas each year from the TAW field.

Shell New Zealand Limited

Contact has a contract with Shell New Zealand Limited which was amended in July 2004 as a result of the redetermination of the economically recoverable reserves in the Maui Gas Field. Under the amendment Contact has agreed to make fixed monthly payments over the period 1 October 2007 to 30 June 2010 for the right to take gas under the contract.

OMV New Zealand Limited

Contact has a contract with OMV New Zealand Limited giving Contact rights to gas from the Pohokura Gas Field for 5 years from the full commissioning of Pohokura production facilities. Contact is committed to pay fixed fees under the agreement and may have to pay additional fees if the amount of gas actually uplifted is less than a specified amount on each day. The contract requires Contact to have arrangements in place in order to transport the gas in the Maui pipeline.

Gas Transmission Contracts

Contact has contracts with Vector Gas Limited relating to the transport of natural gas. Under these contracts Contact is committed to pay minimum fees for reserved pipeline capacity.

25. resource consents

Contact requires resource consents (authorisations to use land, water and air) obtained under the Resource Management Act, 1991, to enable it to operate its geothermal, thermal and hydro power stations. The duration of resource consents varies up to a maximum of 35 years. The current resource consents within which Contact's power stations operate are due for renewal at varying times. The renewal dates are fixed by the expiry date of the consent, or, in the case of resource consents granted under earlier legislation where there is no expiry date, by the date set by the Resource Management Act 1991.

In 2003 Contact was granted resource consents to operate the Roxburgh and Clyde power stations (subject to certain conditions) for a period of 35 years. In March - April 2005, the Environment Court heard appeals of the decision granting the resource consents by interested parties. In July 2005 the Environment Court provided an interim decision, which substantially confirmed the grant of Contact's consents.

In 2004 Contact was granted resource consents to operate the Wairakei and Poihipi power stations (subject to certain conditions) for a term to 30 June 2026 (for most consents). The decision granting these resource consents is currently subject to appeal by various interested parties.

Contact holds resource consents to construct and operate a new 400 MW combined cycle power station at its Otahuhu site ('Otahuhu C') and a 500 MW combined cycle power station at its Stratford site ('TCC 2'). Contact is working with the relevant councils to extend the lapse date of the TCC 2 consents to maintain its ability to develop that station.

26. related party transactions

Key Management Personnel

The key management personnel compensations are as follows:

	Group 12 Months Ended 30 June 2006 $000	Group 9 Months Ended 30 June 2005 $000	Parent 12 Months Ended 30 June 2006 $000	Parent 9 Months Ended 30 June 2005 $000
Key Management Personnel Remuneration and Benefits	4,057	2,866	4,057	2,866

Parent Company

As at 30 June 2006, Origin Energy Pacific Holdings was the major shareholder in Contact, owning 50.6% of the ordinary shares of Contact.

Further shares amounting to 0.8% of Contact's ordinary shares are held by Origin Energy Universal Holdings and Origin Energy New Zealand Limited. All three companies are 100% ultimately owned by Origin Energy Limited, an Australian incorporated company.

Identity of Related Parties with whom Material Transactions have Occurred

Notes 17, 18 and 20 identify group entities, associates and joint ventures in which Contact has an interest. All of these entities are related parties of the Company.

Related parties also include Origin Energy group entities.

Material Related Party Transactions

- Fees paid or accrued to Directors and Officers of Origin Energy for Director Services totalled $0.4 million for the period.
- Advances to/from Subsidiaries (Refer to Note 21) and Loans from Associates (Refer to Note 23). Advances are repayable on demand and are interest free.
- David Baldwin, Chief Executive Officer of Contact, is seconded to Contact from his employer Origin Energy. During the year ended 30 June 2006, Contact has reimbursed Origin Energy $0.3 million, which includes the cost of his salary, other employment benefits and relocation expenses.
- The Parent had transactions with Empower Limited, a 100% owned subsidiary, in respect of electricity charges, network charges and management fees, which are calculated at arms length.
- The Parent had transactions with Stratford Power Limited, a 100% owned subsidiary, in respect of gas purchases, which are calculated at arms length.

27. contingent liabilities

There are no known material contingent liabilities (30 June 2005: Nil).

28. subsequent events

On 25 August 2006, the Directors declared a final dividend for the year ended 30 June 2006 of approximately $92.3 million, representing 16.0 cents per share, payable on 21 September 2006. Refer to Note 8. The dividend will carry full imputation credits for resident shareholders. Non resident shareholders will receive a supplementary dividend of 2.82 cents per share, which equates to the Non-Resident Withholding Tax Payable.

29. accounting estimates and judgements

Contact's critical accounting policies and estimates in these financial statements are as follows:

Generation Plant and Equipment

The Company's generation plant and equipment is stated at fair value as determined by an independent valuer. The basis of the valuation is the net present value of the future earnings of the assets, excluding any reduction for costs associated with restoration and environmental rehabilitation. The major inputs and assumptions that are used in the valuation model that require management judgement include sales volume forecasts, projected operational and capital expenditure profiles, capacity and life assumptions for each generation plant.

Goodwill

The carrying value of goodwill is subject to an annual impairment test to ensure the carrying value does not exceed the recoverable amount at balance date. For the purpose of impairment testing, goodwill is allocated to individual cash-generating units to which it relates. Any impairment losses are recognised in the Income Statement.

In determining the recoverable amount of goodwill, Contact uses a valuation model to calculate the present value of expected future cash flows of the cash-generating units, discounted at the Company's weighted average cost of capital. The major inputs and assumptions that are used in the model that require management judgement include sales forecasts, interest rates, depreciation rates, discount rates and the future price path.

Retail Revenue

Management have exercised judgement in determining estimated retail sales for unread gas and electricity meters at balance date. Specifically this involves an estimate of consumption for each unread meter, based on the customer's past consumption history.

Restoration and Environmental Rehabilitation

Liabilities are estimated for the abandonment and site restoration of areas from which natural resources are extracted. Such estimates are valued at the present value of the expenditures expected to settle the obligation. Key assumptions have been made as to the expected expenditures to remediate based on the expected life of the assets employed on the sites. The expected expenditures have been discounted at the Company's weighted average cost of capital.

Financial Instruments

Note 14 contains information about the assumptions and the risk factors relating to financial instruments and their valuation, including electricity price hedges which are valued with reference to the Company's financial model for future electricity prices. Accounting judgements have been made in determining the hedge designation for the different types of derivatives employed by the Company to hedge its risk exposures.

30. adoption of international financial reporting standards

In December 2002 the New Zealand Accounting Standards Review Board announced that New Zealand International Financial Reporting Standards ("NZIFRS") will apply to all New Zealand reporting entities for the periods commencing on or after 1 January 2007. Entities have the option of electing voluntarily to adopt NZIFRS for periods beginning on or after 1 January 2005. The release of the international standards on 31 March 2004 and their subsequent adoption in New Zealand by the Accounting Standards Review Board on 24 November 2004 completed the stable platform of standards giving reasonable certainty over the requirements of the standards on first time adoption.

Contact has implemented NZIFRS with effect from 1 July 2005. In complying with NZIFRS for the first time, Contact has restated comparative balances applying NZIFRS. This requires a restatement of opening balances as at 1 October 2004, incorporating initial transitional adjustments, and the restatement of balances as at 30 June 2005, which will impact net earnings, cash flow statements and balance sheets as reported through each of the quarters in the 2005 financial year end. The adjustments that are required for the Balance Sheet as at 1 October 2004 are made directly to Equity. The first financial statements released by Contact under NZIFRS were for the six months ended 31 December 2005.

Impact on Transition to NZIFRS

The differences between previous New Zealand Generally Accepted Accounting Practice (Previous NZGAAP) and NZIFRS identified as having a significant effect on Contact's previously reported consolidated financial performance and financial position are summarised below. This note provides a summary of the impacts resulting from transition to NZIFRS.

The rules for first time adoption of NZIFRS are set out in *NZIFRS 1 First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards.*

The impact of transition to NZIFRS from Previous NZGAAP is set out in the tables following. The first table details the impact on Consolidated Equity, Total Liabilities and Total Assets as at 1 October 2004, being the date of transition. The second table details the impact of the restatement as at 30 June 2005 on the Consolidated Balance Sheet and also the impact on the Consolidated Income Statement for the nine months ended 30 June 2005. The third table details the impact of adoption of *NZIAS 39 Financial Instruments: Recognition and Measurement* on 1 July 2005.

IMPACT ON CONTACT'S EQUITY, TOTAL LIABILITIES AND TOTAL ASSETS ON INITIAL TRANSITION TO NZIFRS AT 1 OCTOBER 2004

Group	Share Capital $000	Reserves $000	Retained Earnings / (Deficit) $000	Total Equity $000	Total Liabilities $000	Total Assets $000
Total Reported under Previous NZGAAP	**780,037**	**2,086,082**	**122,389**	**2,988,508**	**1,396,393**	**4,384,901**
NZIFRS adjustments						
Deferred Taxation	-	(762,271)	39,211	(723,060)	723,060	-
Property, Plant & Equipment	-	219,172	(219,172)	-	-	-
Restatement of Foreign Currency Translation Reserve	-	4,658	(4,658)	-	-	-
Employee Benefits	-	-	(415)	(415)	415	-
Goodwill	-	-	-	-	-	-
Investment in Associate	-	-	957	957	-	957
Total NZIFRS Adjustments	-	(538,441)	(184,077)	(722,518)	723,475	957
Total Restated under NZIFRS at 1 October 2004	**780,037**	**1,547,641**	**(61,688)**	**2,265,990**	**2,119,868**	**4,385,858**

IMPACT ON CONTACT'S EQUITY, TOTAL LIABILITIES, TOTAL ASSETS AND PROFIT ON TRANSITION TO NZIFRS AT 30 JUNE 2005

Group	Equity (Incl Reserves) $000	Total Liabilities $000	Total Assets $000	EBIT $000	Profit For The Period
Total Reported under Previous NZGAAP	**3,034,884**	**1,335,532**	**4,370,416**	**265,119**	**138,183**
NZIFRS adjustments					
Deferred Tax	(663,457)	664,841	1,384	-	1,651
Property, Plant & Equipment	-	-	-	-	-
Restatement of Foreign Currency Translation Reserve	-	-	-	(461)	(461)
Employee Benefits	(439)	439	-	(25)	(17)
Goodwill	9,143	-	9,143	9,143	9,143
Investment in Associate	457	-	457	(704)	(704)
Total NZIFRS Adjustments	(654,296)	665,280	10,984	7,953	9,612
Total Restated under NZIFRS at 30 June 2005	**2,380,588**	**2,000,812**	**4,381,400**	**273,072**	**147,795**

Deferred Tax

On transition to NZIFRS the balance sheet method of tax effect accounting was adopted, as opposed to the liability method applied under Previous NZGAAP. In accordance with the balance sheet approach in *NZIAS 12 Income Taxes*, income tax on the income statement for the period comprises current and deferred taxes. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, or as part of a business combination, in which case it will be recognised in equity, or as part of the business combination, respectively.

Deferred tax is provided using the balance sheet method providing for temporary differences between the carrying amount of assets and liabilities for accounting and tax purposes. A deferred tax asset or liability is recognised under NZIFRS for all temporary differences other than those arising from:

- the initial recognition of goodwill;
- the initial recognition of assets or liabilities which are not a business combination and at the time of the transaction, affect neither accounting or taxable profit, and;
- undistributed profits from investments in subsidiaries, branches, associates and joint ventures, where the group is able to control the timing of the reversal of the difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates expected to apply to the period when the asset is realised or liability is settled, based on tax rates that have been enacted or substantially enacted by the balance sheet date.

A deferred tax asset is recognised under NZIFRS only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The impact on the consolidated entity at 1 October 2004 of the change in basis, and transitional adjustments, on the deferred tax balances is an increase in deferred tax liabilities of $723.1 million, a decrease in asset revaluation reserve of $762.3 million and an increase in retained earnings of $39.2 million. For Contact this adjustment primarily reflects the recognition under NZIFRS of deferred tax liabilities on its revalued generation plant and equipment.

Property, Plant & Equipment

Property, Plant & Equipment continues to be measured at cost (less accumulated depreciation and impairment losses) except for generation plant and equipment and capital work in progress, which is stated at fair value (less accumulated depreciation and impairment losses) as determined on transition to NZIFRS and supported by independent valuations at least every three years. Under Previous NZGAAP downward revaluations, below cost, of individual assets were allowed to be set off in the asset revaluation reserve against upward revaluations of other assets within the same class. When assets were disposed of, the balance of the asset revaluation reserve was transferred to retained earnings and did not impact the gain or loss on disposal in the Income Statement.

Under NZIFRS, downward revaluations below cost of individual assets are not permitted to be set off in the asset revaluation reserve against upward revaluations of other assets within the same asset class and are taken directly to the Income Statement.

On transition to NZIFRS at 1 October 2004 an amount of $219.2 million was reclassified from the asset revaluation reserve to retained earnings, representing the revaluations below cost for specific assets. As the reclassification was between equity accounts there was no overall impact on total equity.

Restatement of Foreign Currency Translation Reserve

NZIAS 21 The Effects of Changes in Foreign Exchange Rates requires the following in relation to Consolidated Financial Statements when a foreign operation is a subsidiary:

- Exchange differences are to be recognised in a separate component of equity
- On disposal of a foreign operation, the cumulative amounts of the exchange differences deferred in the separate component of equity relating to that foreign operation are recognised in the income statement when the gain or loss on disposal is recognised. Previous NZGAAP transferred the cumulative amounts of the exchange differences to retained earnings on disposal.

In accordance with the election available under NZIFRS 1, the consolidated foreign currency translation reserve balance at the date of transition of $4.7 million was reset to nil and the Previous NZGAAP balance transferred to retained earnings.

As the reclassification is between equity accounts there is no overall impact on total equity.

Employee Benefits

Under Previous NZGAAP Contact recognised a liability when long service leave vested. In accordance with *NZIAS 19 Employee Benefits*, long service leave is required to be accrued as it is earned by employees using an actuarial technique to determine the liability.

The impact on the consolidated entity of this adjustment on transition to NZIFRS was an additional liability as at 1 October 2004 of $0.42 million.

Goodwill

Under Previous NZGAAP goodwill was amortised on a straight-line basis over the period during which the benefits are expected to be received up to a maximum of 20 years. Under NZIFRS goodwill is no longer amortised but is instead tested for impairment. Goodwill should be allocated to cash-generating units (CGU's) and each unit should be tested for impairment annually. The CGU's to which goodwill has been allocated are tested at the earlier of an indication of impairment for that CGU, or annually. Impairment losses arise when the recoverable amount of that unit is lower than the carrying amount.

Investment in Associate

Contact's Investment in Associate has been restated to reflect Contact's share in the Associate's net assets that have been restated as a consequence of implementing International Financial Reporting Standards from 1 July 2005.

Financial Instruments – NZIAS 32 and NZIAS 39

IMPACT ON CONTACT'S EQUITY, TOTAL LIABILITIES AND TOTAL ASSETS ON ADOPTION OF NZIAS 39 FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT ON 1 JULY 2005

Group	Share Capital and Reserves $000	Cash Flow Hedge Reserve $000	Retained Earnings / (Deficit) $000	Total Equity $000	Total Liabilities $000	Total Assets $000
Total Reported under NZIFRS	**2,328,777**	**-**	**51,811**	**2,380,588**	**2,000,812**	**4,381,400**
Adoption of NZIAS 39 - Financial Instruments: Recognition and Measurement						
Derivative Financial Instruments	-	(18,037)	(205,761)	(223,798)	235,846	12,048
Borrowings	-	-	214,201	214,201	(214,201)	-
Cash and Short Term Deposits	-	-	108	108	-	108
Total NZIAS 39 Adjustments	-	(18,037)	8,548	(9,489)	21,645	12,156
Total Restated after NZIAS 39 Adoption	**2,328,777**	**(18,037)**	**60,359**	**2.371,099**	**2,022,457**	**4,393,556**

Contact has taken advantage of the exemption available in NZIFRS 1 not to restate comparatives for NZIAS 32 *Financial Instruments: Presentation* (NZIAS 32) and *NZIAS 39 Financial Instruments: Recognition and Measurement* (NZIAS 39).

Under Previous NZGAAP not all derivatives are recognised on the Balance Sheet. When Contact adopted NZIAS 32 and NZIAS 39 with effect from 1 July 2005 all derivatives were recognised at fair value on the Balance Sheet.

audit report



To the shareholders of Contact Energy Limited

We have audited the financial statements on pages 50 to 87. The financial statements provide information about the past financial performance and position of the company and group as at 30 June 2006. This information is stated in accordance with the accounting policies set out on pages 54 to 60.

Directors' responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company and group as at 30 June 2006 and the results of their operations and cash flows for the year ended on that date.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the company's and group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm has also provided other assurance services to the company and certain of its subsidiaries. Partners and employees of our firm may also deal with the company and group on normal terms within the ordinary course of trading activities of the business of the company and group. These matters have not impaired our independence as auditors of the company and group. The firm has no other relationship with, or interest in, the company or any of its subsidiaries.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records;
- the financial statements on pages 50 to 87:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the company and group as at 30 June 2006 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 24 August 2006 and our unqualified opinion is expressed as at that date.

KPMG

Wellington

directory

Head office
Level 1 Harbour City Tower
29 Brandon Street, Wellington,
New Zealand

Postal address
PO Box 10742, Wellington, New Zealand
Telephone 64 4 499 4001
Facsimile 64 4 499 4003

E-mail
investor.centre@contact-energy.co.nz

Web site
www.contactenergy.co.nz

NZX trading code: CEN
Company number: 660760

Share registrar
Computershare Investor Services Limited
Level 2, 159 Hurstmere Road,
Private Bag 92119, Auckland 1020
Telephone 64 9 488 8777
Facsimile 64 9 488 8787

Shareholder inquiries
Inquiries on your shareholding (transactions, changes of address or dividend payments) should be made to the Registrar at the following address:

Computershare Investor Services Limited,
Level 2, 159 Hurstmere Road,
Private Bag 92119, Auckland 1020
Telephone 64 9 488 8777 Facsimile 64 9 488 8787

Email: enquiry@computershare.co.nz
Changes of address can be advised by email to emailupdate@computershare.co.nz.
(Please be sure to include your shareholder number.)

General inquiries on the company's operating and financial performance should be made to the company at:

Investor Relations Manager
Contact Energy Limited
PO Box 10742, Wellington, New Zealand
investor.centre@contact-energy.co.nz

The front section of this report is printed on Sumo paper, manufactured under the environmental management system ISO 14001 using elemental chlorine free pulp sourced from sustainable well-managed forests.

The financial section of this report is printed on Advance Laser paper, manufactured under the environmental management system ISO 14001 using elemental chlorine free pulp sourced from plantation forests.

Board of directors
Grant King Chairman
Phil Pryke Deputy Chairman
Bruce Beeren
John Milne
Karen Moses
Tim Saunders

Senior management
David Baldwin Chief Executive Officer
Jon Hare General Manager – Corporate Development
Kim Josling Chief Financial Officer
Jos Kunnen Chief Information Officer
Ross O'Neill General Counsel
David Thomas General Manager – Operations
Mark Trigg General Manager – Trading
Tom Young General Manager – Retail Operations

Financial calendar

Final dividend announced	25 August 2006
Last date to register participation in the Share Top Up Plan	25 August 2006
Record date for final dividend	8 September 2006
Final dividend paid	21 September 2006
End of first quarter	30 September 2006
Annual Meeting	19 October 2006
Operational report released for the first quarter ending 30 September 2006 (anticipated)	November 2006
Half-year end	31 December 2006
Results announced for the half-year ending 31 December 2006 (anticipated)	February 2007
End of third quarter	31 March 2007
Operational report released for the third quarter ending 31 March 2006 (anticipated)	April-May 2007
Financial year end	30 June 2007

www.contactenergy.co.nz


CONTACT